As filed with the Securities and Exchange Commission on October 30, 2015

Registration No. 333-207462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Ellipse Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	75-3197723
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 Enterprise

Suite 100

Aliso Viejo, CA 92656

(949) 837-3600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edmund J. Roschak

President and Chief Executive Officer

Ellipse Technologies, Inc.

101 Enterprise

Suite 100

Aliso Viejo, CA 92656

(949) 837-3600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Cheston J. Larson, Esq. B. Shayne Kennedy, Esq. Michael E. Sullivan, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400	Michael A. Hedge, Esq. David B. Allen, Esq. K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 (949) 253-0900

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$75,000,000	$7,552.50(3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 30, 2015

             Shares

ELLIPSE TECHNOLOGIES, INC.

Common Stock

$         per share

• Ellipse Technologies, Inc. is offering shares. • We anticipate that the initial public offering price will be between $ and $ per share.	• This is our initial public offering and no public market currently exists for our shares. • Proposed NASDAQ Global Market trading symbol: MGEC.

This investment involves risk. See “Risk Factors” beginning on page 12.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Ellipse Technologies, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted to the underwriters an option to purchase up to              additional shares of common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2015.

Piper Jaffray	William Blair

Canaccord Genuity

Oppenheimer & Co.

The date of this prospectus is                     , 2015.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We use our registered trademarks, MAGEC and PRECICE, in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

i

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, especially the section entitled “Risk Factors” and our financial statements and the related notes thereto, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company” and “Ellipse” refer to Ellipse Technologies, Inc.

Overview

We are a medical technology company focused on revolutionizing orthopedic surgery by developing and marketing a new generation of magnetically adjustable implant systems based on our MAGnetic External Control, or MAGEC, technology platform. Our novel and proprietary implants are adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the changing clinical needs of patients as they heal, grow or age. Our MAGEC technology enables physicians to customize therapy for patients while reducing the need for multiple repeat surgical procedures, which provides significant improvements in patient clinical outcomes and quality of life while generating significant cost savings to the healthcare system. We have commercialized two highly differentiated product families: MAGEC-EOS spinal bracing and distraction system for treatment of early onset scoliosis and PRECICE limb lengthening system, or PRECICE LLD, for treatment of limb length discrepancy. These products incorporate our MAGEC technology and have been used to treat over 4,000 patients worldwide. We estimate the global addressable market opportunity for our commercial products was approximately $1.2 billion in 2014 based on data from Life Science Intelligence, Inc., which included addressable markets of approximately $571 million for our MAGEC-EOS system and approximately $708 million for our PRECICE LLD system. In addition, our product candidates leveraging our MAGEC technology addressed a significant global opportunity of over 690,000 procedures in 2014 according to this data.

Conventional orthopedic implants cannot be adjusted to accommodate a sub-optimal implantation or the changing clinical needs of patients as they heal, grow or age without incurring painful adjustments or an additional surgical procedure. Surgeries to adjust conventional implants are highly invasive and associated with significant complications, such as soft tissue disruption, high rates of wound infection, post-operative pain and lengthy recovery times. In addition, there are numerous psychological comorbidities associated with repeated painful adjustments or multiple repeat surgeries, including depression, pain medication abuse, impaired mobility, poor cosmetic result and longer time to return to daily activity. These effects can be particularly traumatic to young children and their families when multiple repeat procedures are required over time to accommodate their growing bodies.

We believe our proprietary MAGEC technology has the potential to become the standard of care for a wide range of orthopedic conditions. Our technology harnesses rotational magnetic forces generated by our external remote controller, or ERC, to change the size, shape, position and alignment of our implants. These adjustments can be performed non-invasively at any time over the life of our implants according to the changing clinical needs of patients. We believe our MAGEC technology offers compelling alternatives to conventional implants by enabling improved quality of life and patient satisfaction and a strong healthcare economic value proposition.

Our proprietary MAGEC-EOS system was developed using our MAGEC technology to treat children suffering from early onset scoliosis. Our MAGEC-EOS system consists of expandable spinal rods coupled with our ERC that together allow for periodic, non-invasive adjustment of the rods to be performed in the physician’s office to improve correction of the spinal deformity as the child grows. MAGEC-EOS reduces the requirement for multiple repeat surgeries to change the length of a rod to accommodate a growing spine. We believe MAGEC-EOS offers distinct advantages over conventional expanding rod systems, including improved clinical outcomes, reduced complications associated with multiple repeat surgical procedures and cost savings to the healthcare system. MAGEC-EOS received CE mark in 2009 and FDA 510(k) clearance in 2014. To date, over 2,000 children have been treated with our MAGEC-EOS system.

Our proprietary PRECICE LLD system was developed using our MAGEC technology to treat limb length discrepancies. Limb length discrepancies are currently treated with external fixation, a surgical treatment used to stabilize the bone from outside the body, which requires manual painful adjustments and results in variable clinical outcomes, high rates of infection and psychological comorbidities, including sleep disorders, depression and pain medication abuse. Our PRECICE LLD system consists of a non-invasively adjustable intramedullary nail, which is a metal rod that can be inserted into the central cavity of the bone shaft, coupled with an ERC that together are designed to internally lengthen the long bones of the leg with precision and control, and without the need for external fixation. Our ERC is programmed by physicians and used by patients at home to non-invasively and painlessly adjust the PRECICE LLD nail and reduce the limb length discrepancy. The PRECICE LLD system is designed to offer improved clinical outcomes, higher patient satisfaction, reduced pain and discomfort and improved quality of life as compared to traditional external fixation. The PRECICE LLD system received CE mark in 2010 and FDA 510(k) clearance in 2011. To date, over 2,000 patients have been treated with our PRECICE LLD system.

Our robust pipeline includes additional products incorporating our MAGEC technology targeted at a wide range of orthopedic markets, including trauma, knee osteoarthritis and degenerative spine disease. Through our research and development programs we continue to develop new products based on our MAGEC technology and improve its features and benefits.

We market and sell our products globally through a sales organization that allows us to continually expand our sales infrastructure and penetrate new geographic markets. Our global sales organization consists of direct sales managers that develop account relationships and recruit and lead a broad network of independent sales agencies and distributors. We currently market and sell our products in the United States and 29 other countries. Sales outside of the United States represented approximately 45% of our net revenue in 2014 and approximately 38% of our net revenue in the nine months ended September 30, 2015.

For the years ended December 31, 2013 and 2014, our net revenue was $12.0 million and $25.7 million, respectively, and our net losses were $5.3 million and $3.2 million, respectively. For the nine months ended September 30, 2014 and 2015, our net revenue was $18.1 million and $32.6 million, respectively, and our net losses were $1.6 million and $7.2 million, respectively. We expect to continue to incur losses for the next few years. Through September 30, 2015, we had an accumulated deficit of $41.8 million.

Limitations of Conventional Orthopedic Implants

Technology innovation and progress are dominant themes in the medical device industry due to the changing healthcare landscape and increasing patient expectations for high quality and improved clinical outcomes. The orthopedic implant represents one of the most significant advancements in the treatment of debilitating orthopedic conditions that cannot be corrected with conservative, non-surgical treatment. The evolution of orthopedic implants has enabled product features that promote ease of use and durability as well as improved clinical outcomes and quality of life for patients. Despite improvements in the design of orthopedic implants, surgery today remains a singular, acute event. Conventional orthopedic implants cannot be adjusted to address a sub-optimal implantation or to accommodate the changing clinical needs of patients as they heal, grow or age without an invasive approach, such as external fixation or a repeat surgical procedure. These types of adjustments are highly invasive, associated with a high rate of complications, result in reduced quality of life and patient satisfaction and represent significant economic challenges.

We believe there is an unmet need for a technology platform that enables physicians and patients to adjust orthopedic implants non-invasively over time.

Our Technology

Our proprietary MAGEC technology leverages rotational magnetic forces generated by the ERC to non-invasively change the size, shape, position and alignment of implants over time through a proprietary, mechanical, torque-increasing gearing system, or transmission, embedded in our implants. Our technology utilizes cylindrical permanent magnets: two in the ERC and one in each implant. The resulting force from the magnets is amplified and translated by the implant’s transmission to expand, compress and rotate the implant with a high degree of precision and accuracy. These adjustments may be performed by a clinician or, in some cases, at home by the patient, at any time and frequency over the life of the implant according to physician prescription and the changing clinical needs of the patient.

We believe our MAGEC technology can be used to develop devices that treat a variety of orthopedic conditions and offers the following benefits:

•

Personalized Patient Solutions Over the Course of Treatment:    Our technology enables the size, shape, position and alignment of orthopedic implants to be customized to the changing clinical needs of the patient at any time over the course of treatment;

•	Non-Invasive Adjustments: Our technology enables painless, non-invasive adjustment of an implant using the ERC in a physician’s office or at the patient’s home;

•

Improved Quality of Life and Increased Patient Satisfaction:    Our technology enables products that are designed to reduce the need for surgical revision, which we believe reduces rates of infection, post-operative pain, recovery times, and psychological comorbidities associated with adjustments to conventional implants; and

•

Strong Healthcare Economic Value Proposition:    By reducing the likelihood of multiple repeat surgical procedures and improving the quality of life and satisfaction of our patients, our technology significantly reduces overall costs to the healthcare system.

Our Strategy

Our goal is to revolutionize orthopedic surgery and become the leader in the global orthopedic implants market. To achieve our goal, we are pursuing the following strategies:

•

Establish Our Products as the Standard of Care in Our Target Markets.    We believe the benefits of our technology will drive broader adoption of our products and enable our products to become the standard of care in the treatment in a wide range of orthopedic conditions;

•

Continue to Expand the Application of Existing Products and Develop New Applications of Our MAGEC Technology.    We believe our ability to introduce new and enhanced clinical applications of our technology will allow us to continue to expand our total addressable market opportunity;

•

Invest in Our Global Commercial Infrastructure.    In order to ensure broad access to our products, we intend to continue to invest in our global commercial infrastructure to further penetrate and expand our target markets;

•

Invest in Clinical and Economic Studies.    We intend to continue to invest in studies in order to support the publication of peer reviewed articles that validate the clinical and economic benefits of our technology; and

•

Engage with Payors to Increase Reimbursement for Our Products.    We intend to leverage clinical and economic studies to demonstrate to payors the benefits of our technology in order to increase our reimbursement rates through product-specific codes and accelerate their adoption.

Our Commercial Products

We currently market products that leverage our MAGEC technology to treat the unmet clinical needs of children who suffer from early onset scoliosis and patients who suffer from limb length discrepancies.

MAGEC-EOS Spinal Bracing and Distraction System

Early onset scoliosis refers to severely deformed curvatures of the spine diagnosed before the age of ten. Early onset scoliosis is a challenging health issue and can lead to more severe progressive deformities. Surgical treatments for early onset scoliosis include the use of surgically adjustable expandable rods to control the spine deformity while still allowing the spine to grow until a child reaches an appropriate size or age for a more permanent solution, such as spinal fusion. Surgeries to adjust spinal rods are highly invasive and associated with significant scarring, long recovery times, high infection rates, post-operative pain and impaired mobility as the child heals from surgery. Additionally, repeated exposure to general anesthesia has been associated with impairments to cognitive development in children. Surgical adjustments to traditional growing rods are typically made every six to nine months to accommodate the growth of the spine.

We designed our MAGEC-EOS system to overcome the limitations of conventional adjustable rod treatments for early onset scoliosis. By enabling non-invasive adjustments, we believe MAGEC-EOS results in lower rates of complications associated with surgical procedures and repetitive exposure to general anesthesia. Our non-invasive adjustment technology enables physicians to perform more frequent adjustments in an outpatient setting, thereby improving deformity correction and allowing for optimal spinal growth. The MAGEC-EOS system is designed to treat early onset scoliosis, has been cleared by the FDA, and is intended for skeletally immature patients less than 10 years of age. Economic models have consistently concluded that MAGEC-EOS provides cost savings as compared to treatment with traditional growing rods by reducing the number of required repeat surgical procedures.

PRECICE Limb Lengthening System

Limb length discrepancies, or LLDs, refer to a congenital deformity or injury resulting in one leg being shorter than the other. Large LLDs often require complex treatments including limb lengthening surgery to create equal limb length. The traditional limb lengthening surgical procedure includes the creation of a gap in the bone, or osteotomy, the attachment of wires or pins to the fractured bones, and the passing of the wires or pins through the skin to an external fixator, a scaffold-like frame that surrounds the limb. The external fixator distracts the bone when the patient or a family member manually turns the knobs on the fixator. These adjustments must be performed several times each day such that the bone is lengthened approximately one millimeter per day. Adjustments of the external fixator are very painful and associated with soft tissue disruption, disturbance of the wound healing process of the skin and soft tissue and high rates of infection. In addition, traditional external fixation can result in significant psychosocial comorbidities that reduce quality of life for patients undergoing treatment, including anxiety, social disengagement, sleep disorders, depression and addiction to pain medication. Traditional external fixation may also be associated with variable clinical outcomes as patients are responsible for manually adjusting the external fixator at home with limited control. The painfulness and imprecision of these adjustments may result in reduced patient compliance with treatment regimens and compromised clinical outcomes.

We designed our PRECICE LLD system using our MAGEC technology to overcome the pain, complications and psychosocial impacts of traditional external fixation for treatment of LLDs. Our PRECICE LLD system enables non-invasive and painless adjustments using a pre-programmed ERC. PRECICE LLD offers bi-directional control and the nail may be either expanded or compressed with a high degree of precision and accuracy. As a result, PRECICE LLD enables physicians to customize therapy to the needs of the patient over time without the need for surgical re-intervention and provides improved quality of life and satisfaction for patients in need of surgical limb lengthening.

Our Product Pipeline

We are also developing multiple near-term product candidates that leverage our MAGEC technology in additional orthopedic applications including trauma, knee osteoarthritis and degenerative spine disease. We have successfully commercialized two products using our MAGEC technology and believe our pipeline products will enable us to continue to expand our total addressable target market opportunity.

•

PRECICE Trauma System.    We have developed the PRECICE Trauma system to treat fracture non-unions and fractures at risk of non-union in the long bones, including the humerus, tibia and femur. We believe this device is the first implant to offer both non-invasive compression and distraction and improves the clinical treatment for painful and costly fracture non-unions. We received CE mark and FDA 510(k) clearance for the PRECICE Trauma system in 2012 and we are currently developing additional clinical experience to support its commercial launch. We anticipate completing this effort by the end of 2016 and engaging in commercial activities thereafter.

•

PRECICE HTO System.    We have developed the PRECICE HTO system to enable orthopedic surgeons to treat patients suffering from knee osteoarthritis with a surgical procedure known as a high tibial osteotomy, or HTO, in which an open wedge is created in the upper shin bone, or tibia, to reconfigure the knee joint and non-invasively optimize the alignment of the knee post-operatively to reduce pain and improve mobility. We received CE mark for our PRECICE HTO system in 2014 and, as of September 30, 2015, the system has been implanted in 28 patients outside the United States. We have commenced a clinical study in support of an FDA 510(k) filing which we expect to complete in 2016.

•

Adjustable Lordosing Rod System.    We are developing an adjustable lordosing system that utilizes an implantable rod designed to restore the natural curvature of the spine for patients suffering from degenerative spine disease and to eliminate the pain, functional disability and psychosocial challenges associated with a sagittal imbalance. Sagittal imbalance refers to a patient’s inability to maintain an appropriate weight-distribution line between their head and pelvis resulting in the patient’s inability to stand up straight. A version of this device is in development for clinical use, and we intend to perform the first human implantation of the device in 2016. We expect to develop and trademark a name for this device prior to its commercialization.

Future Applications

In addition to each of our commercial and pipeline products described above, we believe our MAGEC technology is highly adaptable and may be used to develop products to address other significant and unmet opportunities in the orthopedics market. We intend to continue to engage in research and development activities towards identifying additional applications of our MAGEC technology and designing products for those applications.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	Our success depends on our ability to convince orthopedic surgeons that our MAGEC technology offers a safe and effective alternative to existing treatment options.

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the next few years.

•	We may not be able to generate sufficient revenue from the commercialization of the MAGEC-EOS system and the PRECICE LLD system to achieve and maintain profitability.

•	We are an early, commercial-stage company and have a limited history commercializing our products, which may make it difficult to evaluate our current business and predict our future performance.

•	The safety and efficacy of some of our products is not yet supported by long-term clinical data, which could limit sales.

•

Our long-term growth depends on our ability to commercialize our products in development and to develop and commercialize additional products through our research and development efforts, and if we fail to do so we may be unable to compete effectively.

•

If coverage and reimbursement from third-party payors for procedures using our implant systems significantly decline, orthopedic surgeons, hospitals and other healthcare providers may be reluctant to use our implant systems and our sales may decline.

•	If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our implant systems, others could compete against us more directly.

•	The MAGEC-EOS system, the PRECICE LLD system and our operations are subject to extensive government regulation and oversight both in the United States and abroad.

Corporate and Other Information

We were formed as a Delaware corporation on June 30, 2005. Our principal executive offices are located at 101 Enterprise, Suite 100, Aliso Viejo, CA 92656, and our telephone number is (949) 837-3600. Our website address is www.ellipse-tech.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to acquire additional shares).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of additional shares of common stock.

Use of proceeds	We expect to use the net proceeds from this offering to expand our sales and marketing programs, to fund research and development activities, to repay our term loan credit facility and for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds” for a description of the intended use of proceeds from this offering.

Offering price	$ per share

Risk factors	You should read the “Risk Factors” section of this prospectus and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	MGEC

The number of shares of common stock to be outstanding after this offering set forth above is based on              shares outstanding as of September 30, 2015, after giving effect to the conversion of all of our outstanding convertible preferred stock and subordinated convertible note as of September 30, 2015, and excludes the following:

•	11,090,344 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted-average exercise price of $0.30 per share;

•

3,341,730 shares of common stock issuable upon exercise of warrants to purchase shares of our convertible preferred stock that will convert to warrants to purchase our common stock upon the closing of this offering at a weighted-average exercise price of $0.46 per share;

•	11,388,450 shares of our common stock reserved for future issuance under our 2005 Stock Plan, or the 2005 Plan;

•

            shares of our common stock reserved for future issuance under our 2015 Incentive Award Plan, or the 2015 Plan, which will become effective immediately prior to the closing of this offering, which number excludes 11,388,450 shares of common stock reserved for future grant or issuance under our 2005 Plan, which shares will be added to the shares reserved under the 2015 Plan upon its effectiveness; and

•	shares of our common stock reserved for future issuance under our 2015 employee stock purchase plan, or the ESPP, which will become effective immediately prior to the closing of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2015 into 70,670,327 shares of common stock immediately prior to the completion of this offering;

•

the adjustment of outstanding warrants to purchase shares of our Series C convertible preferred stock into warrants to purchase 3,341,730 shares of common stock in connection with the completion of this offering;

•

the automatic issuance of             shares of our common stock to the holders of our convertible promissory notes, or 2015 Notes, in satisfaction of the aggregate principal amount and accrued interest thereon upon the closing of this offering, assuming for this purpose that the offering closes on                     , 2015 at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, all of which is described more fully under the section of this prospectus entitled “Capitalization—Convertible Promissory Notes”;

•	a one-for- reverse stock split of our common stock to be effected before the completion of this offering;

•	no exercise of the outstanding stock options and warrants described above; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the nine months ended September 30, 2014 and 2015 and balance sheet data as of September 30, 2015 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015 or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$12,036	$25,683	$18,130	$32,649
Cost of revenue	3,735	6,126	4,594	6,453

Gross profit	8,301	19,557	13,536	26,196
Operating expenses
Sales and marketing	6,415	11,841	7,998	14,162
Research and development	4,634	4,861	3,274	7,235
General and administrative	1,663	3,145	1,875	4,677

Total operating expenses	12,712	19,847	13,147	26,074

Income (loss) from operations	(4,411)	(290)	389	122
Other income and expenses
Interest expense	(76)	(283)	(141)	(628)
Fair value of redeemable convertible preferred stock and convertible note derivative	(896)	(2,402)	(1,772)	(6,224)
Other income (expense), net	68	(164)	(74)	(358)

Loss before provision for income taxes	(5,315)	(3,139)	(1,598)	(7,088)
Income tax expense	(3)	(50)	(1)	(93)

Net loss	(5,318)	(3,189)	(1,599)	(7,181)
Accretion of redeemable convertible preferred stock to redemption value	(2,686)	(2,825)	(2,134)	(2,353)

Net loss attributable to common stockholders—Basic and Diluted	$(8,005)	$(6,014)	$(3,733)	$(9,534)

Net loss per share attributable to common stockholders—Basic and Diluted	$(1.45)	$(0.89)	$(0.59)	$(1.13)

Shares used to compute net loss per share attributable to common stockholders(1):
Weighted-average number of shares—Basic and Diluted	5,512,023	6,759,622	6,367,311	8,468,113

Pro forma net (loss) income attributable to common stockholders (unaudited):		$(788)		$ (627)

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited):
Basic		$(0.01)		$

Diluted		$(0.01)		$

Shares used in computing pro forma net (loss) and income per share attributable to common stockholders (unaudited):
Basic		68,107,066

Diluted		68,107,066

(1)

See Note 13 and Note 11 to our audited and interim financial statements, respectively, included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net (loss) income per share attributable to common stockholders, basic and diluted, and the number of shares used in the computation of the per share amounts. In addition, our convertible debt is dilutive but is not included in the pro forma entries as the impact is unknown.

	As of September 30, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,418	$	$
Working capital	16,174
Total assets	37,124
Total liabilities	33,054
Redeemable convertible preferred stock	45,861
Accumulated deficit	(41,801)
Total stockholders’ equity (deficit)	(41,792)

(1)

Gives effect to (a) the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of September 30, 2015 into an aggregate of 70,670,327 shares of common stock immediately prior to the completion of this offering and the resultant reclassification of our convertible preferred stock to additional paid-in capital, a component of stockholders’ equity (deficit), and (b) the automatic conversion of the aggregate principal and accrued interest of the 2015 Notes into an aggregate of                      shares of our common stock upon the closing of this offering, assuming for this purpose that the offering occurred on             , 2015 at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2)

Gives further effect to (a) the issuance and sale of             shares of common stock in this offering at the assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the payoff required by our credit agreement with MidCap Financial Trust, or MidCap, of our $5.0 million of borrowings, plus accrued interest thereon, under our term loan agreement with MidCap entered into in June 2015, assuming that the completion of this offering occurs on                          , 2015.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus and any related free writing prospectus, including our financial statements and related notes and section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Strategy

Our success depends on our ability to convince orthopedic surgeons that our MAGEC technology offers a safe and effective alternative to existing treatment options.

We are designing and developing non-invasively adjustable, remote-controlled implants for a broad spectrum of orthopedic applications based on our proprietary MAGEC technology. The use of non-invasively adjustable, remote-controlled implants may never gain significant acceptance in the marketplace and, therefore, we may never generate substantial revenue or achieve or maintain profitability. Widespread adoption of a new platform technology depends on many factors, including acceptance by clinicians that such technology represents a clinically-effective and cost-effective means of treating the indicated conditions, demand by patients for such novel treatments, successful education of clinicians on the various aspects of this therapeutic approach and coverage and adequate reimbursement for procedures performed using such platform technology. If we are not successful in conveying to hospitals that non-invasively adjustable, remote-controlled implants provide equivalent or superior results compared to existing technologies, we may experience reluctance or refusal on the part of hospitals to order, and third-party payors to pay for performing, a treatment in which our products are utilized.

Orthopedic surgeons play a significant role in determining the course of treatment and, ultimately, the type of product that will be used to treat a patient, so we rely on effectively marketing to them. Acceptance of our products depends on educating orthopedic surgeons as to the distinctive characteristics, perceived clinical benefits, safety and cost-effectiveness of our products as compared to our competitors’ products and on training such orthopedic surgeons in the proper application and adjustment of our products. If we are not successful in convincing these orthopedic surgeons of the merits of our implant products or educating them on the use of our implant products, they may not use our products or use them effectively and we will be unable to increase our sales and sustain growth or reach profitability. We believe orthopedic surgeons will not widely adopt our products unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that our products and the techniques to implant and adjust them provide benefits or are attractive alternatives to our competitors’ products. Orthopedic surgeons may be hesitant to change their medical treatment practices for the following reasons, among others:

•	lack of experience with our products;

•	existing relationships with competitors and distributors that sell their products;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products and procedures;

•	less favorable coverage and reimbursement amount compared to other products and techniques; and

•	the time commitment that may be required for training.

In addition, we believe recommendations and support of our products by influential orthopedic surgeons are essential for market acceptance and adoption. If we do not receive support from such orthopedic surgeons or long-term data does not show the benefits of using our products, orthopedic surgeons may not use our products. In such circumstances, we may not achieve expected sales and may be unable to achieve profitability.

Our ability to achieve commercial market acceptance for the MAGEC-EOS system, the PRECICE LLD system or any other future products also depends on the strength of our sales, marketing and distribution organizations. Furthermore, we may encounter difficulty in gaining inclusion in applicable treatment guidelines and gaining broad market acceptance by healthcare providers, third-party payors and patients. Healthcare providers may have difficulty in obtaining coverage and adequate reimbursement from government or third-party payors for treatment of orthopedic conditions, which may negatively impact adoption of our implant systems. In addition, our expectations regarding cost savings from using the MAGEC-EOS system and the PRECICE LLD system may not be accurate. These hurdles may make it difficult to demonstrate to physicians, hospitals and other healthcare providers that our products are appropriate options for orthopedic applications and may be superior and more cost-effective than alternative technologies.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the next few years.

We have historically incurred substantial net losses, including net losses of $5.3 million and $3.2 million during the years ended December 31, 2013 and 2014, respectively, and net loss of $7.2 million during the nine months ended September 30, 2015. As a result of our historical losses, we had an accumulated deficit of $41.8 million at September 30, 2015. We expect our net losses to continue as a result of ongoing expansion of our commercial operations, including increased manufacturing, sales and marketing costs. Additionally, we expect that our general and administrative expense will increase due to the additional operational and reporting costs associated with being a public company. These net losses have had, and will continue to have, a negative impact on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability could harm our business, financial condition, results of operations and cash flows.

If we are unable to convince hospital facilities to approve the use of our products, our sales may decrease.

In the United States, in order for orthopedic surgeons to use our devices, the hospital facilities where these orthopedic surgeons treat patients will typically require us to receive approval from the facility’s value analysis committee, or VAC. VACs typically review the comparative effectiveness and cost of medical devices used in the facility. The makeup and evaluation processes for VACs vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant VAC. For example, even if we have an agreement with a hospital system for purchase of our devices, in most cases, we must obtain VAC approval by each hospital within the system to sell at that particular hospital. Additionally, hospitals typically require separate VAC approval for each specialty in which our products are used, which may result in multiple VAC approval processes within the same hospital even if such product has already been approved for use by a different specialty group. We may need VAC approval for each different device to be used by the orthopedic surgeons in that specialty. In addition, hospital facilities and group purchasing organizations, or GPOs, which manage purchasing for multiple facilities, may also require us to enter into a purchasing agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly and time-consuming effort. If we do not receive access to hospital facilities in a timely manner, or at all, via these VAC and purchasing contract processes, or otherwise, or if we are unable to secure contracts in a timely manner, or at all, our operating costs will increase, our sales may decrease, and our operating results may be harmed. Furthermore, we may expend significant effort in these costly and time-consuming processes and still may not obtain VAC approval or a purchase contract from such hospitals or GPOs.

We may not be able to generate sufficient revenue from the commercialization of the MAGEC-EOS system and the PRECICE LLD system to achieve and maintain profitability.

At present, we rely solely on the commercialization of the MAGEC-EOS system and the PRECICE LLD system to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of these systems. In order to successfully commercialize our products, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to receive clearance or approval for our products in additional countries, to achieve and maintain compliance with all applicable regulatory requirements and to develop and commercialize our products with new features or for additional indications. We may not be able to achieve or maintain profitability. If we fail to successfully commercialize our non-invasively adjustable, remote-controlled implants, we may never receive a return on the substantial investments in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

In addition, potential customers may decide not to purchase the MAGEC-EOS system or the PRECICE LLD system, or our customers may decide to cancel orders due to changes in treatment offerings, research and product development plans, adverse clinical outcomes, difficulties in obtaining coverage or reimbursement for non-invasively adjustable, remote-controlled implants, complications with manufacturing, or utilization of implant technology developed by other parties, all of which are circumstances outside of our control.

Furthermore, demand for the MAGEC-EOS system or the PRECICE LLD system may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Even if we succeed in increasing adoption of these systems by physicians, hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features or indications for these systems, we may not be able to generate sufficient revenue to achieve or maintain profitability.

We are an early, commercial-stage company and have a limited history commercializing our products, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We commenced operations in 2005 and did not begin commercial operations until 2010. Our limited history commercializing our products may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business could be harmed.

The safety and efficacy of some of our products is not yet supported by long-term clinical data, which could limit sales.

We lack the breadth of published long-term clinical data supporting the safety and efficacy of our non-invasively adjustable, remote-controlled implants and the benefits they offer that might have been generated in connection with other approval processes. For these reasons, orthopedic surgeons and other clinicians may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would slow the adoption of our products by orthopedic surgeons and other clinicians, would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability.

In addition, because the MAGEC-EOS system and the PRECICE LLD system have only been on the market since 2010 and 2012, respectively, we have limited complication or patient success rate data with respect to treatment using these implants. If future patient studies or clinical testing do not support our belief that our implants offer a more advantageous treatment for a broad spectrum of orthopedic conditions, market acceptance of our implant systems could fail to increase or could decrease and our business could be harmed. Moreover, if future results and experience indicate that our implant products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA or other governmental clearance or approval or CE Certificates of Conformity, significant legal liability or harm to our business reputation.

Our long-term growth depends on our ability to commercialize our products in development and to develop and commercialize additional products through our research and development efforts, and if we fail to do so we may be unable to compete effectively.

In order to increase our market share in the orthopedic markets, we may need to successfully commercialize our current products in development, enhance our existing product offerings and introduce new products in response to changing customer demands and competitive pressures and technologies. Our industry is characterized by intense competition, rapid technological changes, new product introductions and enhancements and evolving industry standards. Our business prospects may depend in part on our ability to develop and commercialize new products and applications for our technology, including in new markets that develop as a result of technological and scientific advances, while improving the performance and cost-effectiveness of our implant systems. New technologies, techniques or products could emerge that might offer better combinations of price and performance than our implant systems. It is important that we anticipate changes in technology and market demand, as well as physician, hospital and healthcare provider practices to successfully develop, obtain clearance or approval of, if required, and successfully introduce new, enhanced and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We currently have authorization to affix the CE mark to, and have FDA 510(k) clearance with respect to, our PRECICE Trauma system and have authorization to attach the CE mark to our PRECICE HTO system, neither of which we are currently commercializing. In addition, we are developing a product to correct degenerative spine disease and anticipate that our non-invasively adjustable implant technology platform will result in additional product candidates to treat a broad spectrum of orthopedic conditions. We might not be able to successfully commercialize our current products with regulatory approval or develop, or obtain regulatory approval, clearance or CE Certificates of Conformity for new products we may market in the future. Additionally, our PRECICE Trauma system and PRECICE HTO system and any future products might not be accepted by the orthopedic surgeons or the third-party payors who reimburse for the procedures performed with our implant products or may not be successfully commercialized due to other factors. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

•	properly identify and anticipate clinician and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of new products through the conduct of clinical investigations or the collection of existing relevant clinical data; and

•	obtain the necessary regulatory clearances, approvals or CE Certificates of Conformity for new products or product enhancements.

If we do not develop and obtain regulatory clearance, approval or CE Certificates of Conformity for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to develop enhancements or new generations of our products successfully, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Nevertheless, we must carefully manage our introduction of new products. If potential customers believe that such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory as we transition to new products, and we have no experience in managing product transitions. If we do not successfully innovate and introduce new technology into our current or anticipated product lines or effectively manage the transitions of our technology to new product offerings, our business, financial condition and results of operations could be harmed.

If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our implant products, as well as defects in third-party components included in our products. Furthermore, because our products enable implant adjustment to be done by remote control, and in certain cases by the patient at home, a malfunction by one of our implant products may not be detected for an extended period of time, which may result in delay or failure to remedy the condition for which the implant was prescribed. Although we have established internal procedures to minimize risks that may arise from quality issues, we may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

We may not be able to gain the support of leading hospitals and key opinion leaders or publish the results of our clinical trials in peer-reviewed journals, which may make it difficult to establish our non-invasively adjustable, remote-controlled implants as a standard of care and achieve market acceptance.

Our strategy includes developing relationships with leading hospitals and key opinion leaders in the industry. If these hospitals and key opinion leaders determine that our non-invasively adjustable, remote-controlled implants are not clinically effective, that alternative technologies are more effective or that the benefits offered by our implant devices are not sufficient to justify their higher cost, or if we encounter difficulty promoting the adoption of or establishing these systems as a standard of care, our ability to achieve market acceptance of the MAGEC-EOS system, the PRECICE LLD system and any other products we introduce could be significantly limited. We believe that publication of scientific and medical results in peer-reviewed journals and presentation of data at leading conferences are critical to the broad adoption of our products. Publication in leading medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving the MAGEC-EOS system or the PRECICE LLD system sufficiently novel or worthy of publication. If our current and future products fail to achieve increased market acceptance for any of these or other reasons, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

Our non-invasively adjustable implant systems use rare-earth minerals and the unavailability or limited supply of these minerals could prevent us from manufacturing our products in production quantities or increase our costs.

Certain rare-earth minerals are key elements used in the production of magnets that are components of our non-invasively adjustable implant systems. We currently source a significant portion of our magnets from China, and China has indicated its intent to retain more of this mineral for internal use, rather than exporting it. During calendar year 2011, for example, buyers experienced significant price escalation in the cost of rare-earth magnets. This temporary price escalation was primarily due to rare-earth government policy in China. Although rare-earth magnets are available from other sources, these alternative sources are currently more costly. Reduced availability of rare-earth materials from China could adversely affect our ability to obtain magnets in sufficient quantities, in a timely manner, or at a commercially reasonable cost. In the event that China’s actions cause us to seek alternate sources of supply for magnets, it could cause an increase in our product costs, thereby reducing or eliminating our profit margin on our implant systems if we are unable to pass the increase on to our customers. Increasing prices to our customers due to escalating magnet costs may reduce demand for our implant systems and make it difficult to compete with other standards of care which do not use rare-earth minerals.

We have limited experience in marketing and selling our implant products, and if we are unable to successfully expand our sales infrastructure and adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenue to achieve or sustain profitability.

We have limited experience in marketing and selling the MAGEC-EOS system and the PRECICE LLD system. We began selling the MAGEC-EOS system internationally in 2010 and in the United States in 2014, and we began selling the PRECICE LLD system in the United States and internationally in 2012. As of September 30, 2015, our U.S. sales organization consisted of 81 independent sales agencies and our international sales organization consisted of our 30 independent distributors. In 2014, we had sales in 30 countries. Our operating results are directly dependent upon the sales and marketing efforts of our independent sales agencies and independent distributors. If our independent sales agencies or independent distributors fail to adequately promote, market and sell our products, our sales could significantly decrease.

In addition, our non-invasively adjustable, remote-controlled implants represent a new technology in the orthopedic implants sector and our future sales will largely depend on our ability to increase our marketing efforts and adequately address our customers’ needs. We believe it is necessary to utilize a sales force that includes sales agencies with specific technical backgrounds that can support our customers’ needs. We will also need to attract independent sales personnel and attract and develop marketing personnel with industry expertise. Competition for such independent sales agencies and marketing employees is intense and we may not be able to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of the MAGEC-EOS system, the PRECICE LLD system and any future products we introduce, and we may never generate sufficient revenue to achieve or sustain profitability.

As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled independent sales agents and distributors with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. If we are unable to expand our sales and marketing capabilities domestically and internationally, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition.

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

The orthopedics industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop future products that reach the market in a timely manner, are well adopted by orthopedic surgeon customers and receive adequate coverage and reimbursement from third-party payors. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing products competitive to ours.

We have numerous competitors, which include DePuy Synthes’ VEPTR and VEPTR II devices and Medtronic’s SHILLA Growth Guidance System in the spine market and Smith & Nephew’s and Orthofix’s external fixation devices in the limb-deformity market. Upon entering the market for trauma devices, we expect to compete with therapies from Smith & Nephew, Stryker Corporation, DePuy Synthes and Zimmer Biomet, and in the HTO market with DePuy Synthes and Arthrex. At any time, these or other industry participants may develop alternative treatments, products or procedures for the treatment of orthopedic disorders that compete directly or indirectly with our implant systems. They may also develop and patent processes or products earlier than we can or obtain regulatory clearance, approvals or CE Certificates of Conformity for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. If alternative treatments are, or are perceived to be, superior to our implant systems, sales of our implant systems could be negatively affected and our results of operations could suffer.

Many of our larger competitors are either publicly traded or divisions or subsidiaries of publicly traded companies. These competitors enjoy several competitive advantages over us, including:

•	longer operating histories;

•	greater financial, human and other resources for product research and development, sales and marketing and litigation;

•	significantly greater name recognition;

•	established relationships with orthopedic surgeons, hospitals and other healthcare providers;

•	large and established sales and marketing and distribution networks;

•	products supported by long-term clinical data;

•	ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in obtaining and maintaining regulatory clearances, approvals or CE Certificates of Conformity for products and product enhancements;

•	more expansive portfolios of intellectual property rights; and

•	broader product portfolios affording them greater ability to cross-sell their products or to incentivize hospitals or orthopedic surgeons to use their products.

The orthopedics industry is becoming increasingly crowded with new participants. Many of these new competitors specialize in a specific product or focus on a particular market segment, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are, or claim to be, superior to our products, or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products.

Moreover, as a result of this increased competition, we believe there will be increased pricing pressure in the future. The entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in our markets generally. Additionally, because the hospital and other healthcare provider customers that purchase our products typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our implant systems are used, including the cost of the purchase of our products, changes in the amount such payors are willing to reimburse our customers for procedures using our products could create pricing pressure for us. If competitive forces drive down the prices we are able to charge for our products, our profit margins will shrink, which will adversely affect our ability to invest in and grow our business.

As a result, without the timely introduction of new products and enhancements, our products may become obsolete over time. If we are unable to develop innovative new products, maintain competitive pricing and offer products that orthopedic surgeons perceive to be as reliable as those of our competitors, our sales or margins could decrease, thereby harming our business.

If orthopedic surgeons fail to safely and appropriately use our implant systems, or if we are unable to train orthopedic surgeons on the safe and appropriate use of our future products, we may be unable to achieve our expected growth.

An important part of our sales process includes the ability to screen for and identify orthopedic surgeons who have the requisite training and experience to safely and appropriately use our products. If orthopedic surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have an adverse effect on our business. If we are unable to successfully identify orthopedic surgeons who will be able to successfully deploy our implant systems, we may be unable to achieve our expected growth.

There is a learning process involved for orthopedic surgeons to become proficient in the use of our implant systems. Although training programs are not currently an integral part of our marketing efforts with respect to the MAGEC-EOS and PRECICE LLD, it may be critical to the success of our commercialization efforts with respect to future products to train a sufficient number of orthopedic surgeons and to provide them with adequate instruction in the use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Convincing orthopedic surgeons to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts.

Although we believe our interactions with orthopedic surgeons are conducted in compliance with FDA and other applicable regulations developed both nationally and in foreign countries, if the FDA or other competent authority determines that any of our activities constitute promotion of an unapproved use or promotion of an intended purpose not covered by FDA approved labeling or the current CE mark affixed to our product, they could request that we modify our activities or subject us to regulatory enforcement actions, including the issuance and/or imposition of a warning letter, injunction, seizure, civil fine and criminal penalty.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, foreign liability, employee benefits liability, property, umbrella, workers’ compensation, products liability and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We bear the risk of warranty claims on our implant systems.

We bear the risk of warranty claims on all implant systems we supply, including equipment and component parts manufactured by third parties. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in additional costs to us. There is a risk that warranty claims made against us will exceed our warranty reserve and our business, financial condition and results of operations could be harmed.

We may acquire other businesses, form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage our proprietary technology and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could harm our financial condition and results of operations. We may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions or joint ventures, we may choose to issue shares of common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

Risks Related to Our Reliance on Third Parties

If coverage and reimbursement from third-party payors for procedures using our implant systems significantly decline, orthopedic surgeons, hospitals and other healthcare providers may be reluctant to use our implant systems and our sales may decline.

In the United States, healthcare providers who purchase our products generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, to pay for all or a portion of the cost of our implant systems in the procedures in which they are employed. Because there is often no separate reimbursement for implants and supplies used in surgical procedures, the additional cost associated with the use of our products can impact the profit margin of the hospital or surgery center where the surgery is performed. Some of our target customers may be unwilling to adopt our implant systems in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for the procedures using our products may make it difficult for existing customers to continue using, or adopt, our products and could create additional pricing pressure for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and even existing treatments by requiring extensive evidence of favorable clinical outcomes. Surgeons, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. If other third-party payors issue non-coverage policies or if we are not able to be reimbursed at appropriate levels, this could have a material adverse effect on our business and operations.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. Because the cost of our products generally is recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program’s updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. With respect to physician payments, in the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. In April 2015, however, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, was signed into law, which repealed and replaced the statutory formula for Medicare payment adjustments to physicians. MACRA provides a permanent end to the annual interim legislative updates that had previously been necessary to delay or prevent significant reductions to payments under the Medicare Physician Fee Schedule. MACRA extended existing payment rates through June 30, 2015, with a 0.5% update for July 1, 2015 through December 31, 2015, and for each calendar year through 2019, after which there will be a 0% annual update each year through 2025. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System, beginning in 2019, under which physicians may receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of electronic health records. MACRA also requires Centers for Medicare & Medicaid Services, or CMS, beginning in 2019, to provide incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as accountable care organizations, that emphasize quality and value over the traditional volume-based fee-for-service model. It is unclear what impact, if any, MACRA will have on our business and operating results, but any resulting decrease in payment may result in reduced demand for our products.

Moreover, some healthcare providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may attempt to control costs by authorizing fewer surgical procedures or by requiring the use of the least expensive implant system available. Additionally, as a result of reform of the U.S. healthcare system, changes in reimbursement policies or healthcare cost containment initiatives may limit or restrict coverage and reimbursement for our products and cause our revenue to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for orthopedic implants and procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline.

We rely on third-party independent sales agencies and independent distributors to market and distribute our implant systems.

We currently do not have a direct sales organization, and as a result, we rely on our network of independent sales agencies and independent distributors to market and distribute our implant systems, in both the U.S. and international markets.

In the United States, our implant systems are sold by a network of 81 independent sales agencies. We may not be successful in maintaining strong relationships with our independent sales agencies. In addition, our independent sales agencies are not required to sell our implant systems on an exclusive basis and also are not required to purchase any minimum quantity of our implant systems. The failure of our network of independent sales agencies to generate U.S. sales of our products and promote our brand effectively would impair our business and results of operations.

We also sell our implant systems in international markets using a network of 30 independent distributors. We have sold our implant systems in 29 countries outside of the United States, and we expect a significant amount of our revenue to come from international sales for the foreseeable future.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the individuals who make up that network. We cannot control the efforts and resources our third-party sales agencies and distributors will devote to marketing our implant systems. Our sales agencies and distributors may not be able to successfully market and sell our implant systems and may not devote sufficient time and resources to support the marketing and selling efforts that enable the products to develop, achieve or sustain market acceptance in their respective jurisdictions. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, and we are dependent on their ability to do so effectively. If we are unable to attract additional international distributors, our international revenue may not grow.

If any of our independent sales agencies or distributors were to cease to do business with us, our sales could be adversely affected. Although none accounted for greater than 10% of our revenue in 2014, some of our sales agencies and independent distributors have historically accounted for a material portion of our sales volume, and if any such agency or distributor were to cease to sell and market our products, our sales could be adversely affected. In addition, if a dispute arises with a sales agency or distributor or if a sales agency or distributor is terminated by us or goes out of business, it may take time to locate an alternative sales agency or distributor, to seek appropriate regulatory approvals and to train new personnel to market our implant systems, and our ability to sell those systems in the region formerly serviced by such terminated agent or distributor could be harmed. Any of our sales agencies or distributors could become insolvent or otherwise become unable to pay amounts owed to us when due. Any of these factors could reduce our revenue from affected markets, increase our costs in those markets or damage our reputation. If a sales agency or independent distributor were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales.

In any such situation in which we lose the services of an independent sales agency or distributor, we may need to seek alternative sales agencies or distributors, which could result in our sales being adversely affected. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified independent sales agencies or distributors to work with us. We may not be able to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified independent sales agencies or distributors would prevent us from expanding our business and generating sales.

As a result of our reliance on third-party sales agencies and distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party sales agencies or distributors become unsatisfactory, including the failure of such sales agencies or distributors to properly train orthopedic surgeons in the utilization of our implant systems, we may experience delays in meeting our customers’ product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose current or potential customers.

We have a limited history of manufacturing and assembling our implant products in commercial quantities and may encounter related problems or delays that could result in lost revenue.

The manufacturing processes for the MAGEC-EOS system and the PRECICE LLD system include sourcing components from various third-party suppliers, assembly and testing. We must manufacture and assemble these systems in compliance with regulatory requirements and at an acceptable cost in order to achieve and maintain profitability. We have only a limited history of manufacturing and assembling the MAGEC-EOS system and the PRECICE LLD system and, as a result, we may have difficulty manufacturing and assembling these systems in sufficient quantities in a timely manner. To manage our manufacturing and operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs from six months to a year in advance and enter into purchase orders on the basis of these requirements. Our limited manufacturing history may not provide us with enough data to accurately predict future component demand and to anticipate our costs effectively. Further, we may in the future experience delays in obtaining components from suppliers, which could impede our ability to manufacture and assemble our implant systems on our expected timeline. As a result of this or any other delays, we may encounter difficulties in production of our implant systems, including problems with quality control and assurance, component supply shortages or surpluses (including with respect to the rare-earth magnets we use in our implant systems), increased costs, shortages of qualified personnel and difficulties associated with compliance with local, state, federal and foreign regulatory requirements.

Our employees, consultants, independent sales agencies, distributors and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, independent sales agencies, distributors and other commercial partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, sales agencies, distributors and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We rely on a limited number of third-party suppliers for the majority of our components and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on several suppliers for components of the MAGEC-EOS system and the PRECICE LLD system. These suppliers may be unwilling or unable to supply components of these systems to us reliably and at the levels we anticipate or are required by the market. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, and if we cannot obtain an acceptable substitute. If we are required to transition to new third-party suppliers for certain components of our implant systems, the use of components or materials furnished by these alternative suppliers could require us to alter our operations. Any such interruption or alternation could harm our reputation, business, financial condition and results of operations.

Furthermore, if we are required to change the manufacturer of a critical component of our implant systems, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. We currently do not carry inventory for components for more than three months at any given time. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our implant systems or could require that we modify the design of those systems. If the change in manufacturer results in a significant change to any implant system, a new 510(k) clearance from the FDA or similar international regulatory authorization may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

We may not be able to secure alternative equipment and materials and utilize such equipment and materials without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for our implant systems, our reputation, business, financial condition and results of operations could be negatively impacted.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our implant systems to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

Risks Related to Our Financial Condition and Capital Requirements

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations.

Based on our current business plan, we believe our current cash and cash equivalents, borrowing capacity under our credit and security agreements, cash receipts from sales of our products and net proceeds of this offering will be sufficient to meet our anticipated cash requirements for at least the next 24 months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our implant systems as a result of lower than currently expected rates of reimbursement from commercial third-party payors and government payors or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	increase our sales and marketing efforts to increase market adoption of our implant systems and address competitive developments;

•	provide for supply and inventory costs associated with plans to accommodate potential increases in demand for our implant systems;

•	fund development and marketing efforts of any future products or additional features to then-current products;

•	acquire, license or invest in new technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth and improve gross margins;

•	our rate of progress in establishing coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors;

•	the cost of expanding our operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our implant systems;

•	the cost of research and development activities;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our implant systems.

Additional capital may not be available, at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets. Any of these factors could harm our operating results.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market, or NASDAQ. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

As a result of becoming a public company, we will be obligated to develop and maintain effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act depending on whether we choose to rely on certain exemptions set forth in the JOBS Act.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in products we manufacture or contract to manufacture are not “DRC conflict free.”

Because we manufacture or contract to manufacture a product that contains tin, we will be required under SEC rules governing disclosure of the use of “conflict minerals” (tin, tungsten, tantalum and gold) to determine whether those minerals are necessary to the functionality or production of our implant systems and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo, or DRC, or any of its adjoining countries, or covered countries, then we must conduct diligence on the source and chain of custody of those conflict minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products that may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report, if required, to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, after 2015 that report must be audited by an independent auditor pursuant to existing government auditing standards. Compliance with this new disclosure rule may be very time-consuming for management and our supply chain personnel (as well as time-consuming for our suppliers) and could involve the expenditure of significant amounts of money by us and them. Disclosures, mandated by this new rule, which can be perceived by the market to be “negative,” may cause customers to refuse to purchase our implant systems. The cost of compliance with the rule could adversely affect our results of operations.

Our credit and security agreements with MidCap Financial Trust contain covenants that may restrict our business and financing activities.

On June 12, 2015, we entered into credit and security agreements, or the Credit Agreements, with MidCap Financial Trust, or MidCap, pursuant to which MidCap has provided us with (1) a revolving credit facility and letters of credit in a maximum principal amount at any time outstanding of up to $5.0 million, and subject to increase pursuant to and in accordance with the terms and conditions of such Credit Agreement by an additional $5.0 million, for a total of up to $10.0 million in revolving availability and (2) a term loan credit facility in a maximum principal amount of up $5.0 million, and subject to increase pursuant to and in accordance with the terms and conditions of such Credit Agreement, for a total of up to $15.0 million in term loans. At September 30, 2015, we had $5.0 million in outstanding debt to MidCap under the term loan credit facility. Borrowings under our Credit Agreements are secured by substantially all of our personal property. Our Credit Agreements restrict our ability to, among other things:

•	dispose of or sell our assets;

•	make material changes in our business;

•	merge with or acquire other entities or assets;

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments; and

•	pay off subordinated indebtedness.

The covenants in our Credit Agreements, as well as any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the Credit Agreements. If not waived, future defaults could cause all of the outstanding indebtedness under our Credit Agreements to become immediately due and payable and terminate all commitments to extend further credit.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had federal net operating loss carryforwards, or NOLs, of $17.0 million, which begin to expire in the year ending December 31, 2027, and California NOLs of approximately $15.0 million, which begin to expire in the year ending December 31, 2026. As of December 31, 2014, we also had federal and California research and development tax credit carryforwards of $0.5 million and $0.3 million, respectively. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a cumulative change in equity ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period) may be subject to limitations on its ability to utilize its NOLs and certain credit carryforwards to offset future taxable income and taxes. We are currently analyzing the tax impacts of any potential ownership changes on our federal NOLs and credit carryforwards. Future changes in our stock ownership, including this or future offerings, as well as other changes that may be outside of our control, could result in ownership changes. Our NOLs and credit carryforwards may also be limited under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future tax benefits of such assets.

Risks Related to Administrative, Organizational and Commercial Operations and Growth

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We have been growing rapidly and have a relatively short history of operating as a commercial company. For example, we increased the number of employees from 63 at December 31, 2014 to 107 at September 30, 2015, and our net revenue has grown from $12.0 million for the year ended December 31, 2013 to $25.7 million for the year ended December 31, 2014. We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This future growth could create a strain on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. We may not be able to maintain the quality of or delivery timelines of our implant systems or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for manufacturing, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, and increase our manufacturing, maintenance, software and computing capacity to meet increased demand. These increases in scale, expansion of personnel, purchase of equipment or process enhancements may not be successfully implemented.

The loss of our President and Chief Executive Officer or other senior management or our inability to attract and retain highly skilled scientists and salespeople could negatively impact our business.

Our success depends on the skills, experience and performance of our President and Chief Executive Officer, Edmund J. Roschak, and the other members of our executive management team. The individual and collective efforts of these employees will be important as we continue to develop our implant systems and as we expand our commercial activities. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and the loss or incapacity of existing members of our executive management team could negatively impact our operations if we experience difficulties in hiring qualified successors. We do not maintain key man life insurance with any of our employees.

Our commercial, manufacturing and research and development programs and operations depend on our ability to attract and retain highly skilled engineers, scientists and technicians. We may not be able to attract or retain qualified managers, engineers, scientists and technicians in the future due to the competition for qualified personnel among medical device businesses, particularly in California. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Recruiting and retention difficulties can limit our ability to support our commercial, manufacturing and research and development programs. All of our employees are at-will, which means that either we or the employee may terminate his or her employment at any time. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for orthopedic surgery procedures. These surgeries involve significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. Furthermore, if orthopedic surgeons are not sufficiently trained in the use of our implant systems, they may misuse or ineffectively use our implant systems, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

We have had, and continue to have, a small number of product liability claims relating to our products, none of which either individually, or in the aggregate, have resulted, or do we believe will result, in a material negative impact on our business. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business.

Regardless of the merit or eventual outcome, product liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	material defense costs;

•	loss of revenue;

•	the inability to commercialize new products or product candidates; and

•	diversion of management attention from pursuing our business strategy.

Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely affect or eliminate the prospects for commercialization or sales of a product or product candidate that is the subject of any such claim.

We may be subject to various litigation claims and legal proceedings.

We, as well as certain of our officers and distributors, may be subject to other claims or lawsuits. Regardless of the outcome, these lawsuits may result in significant legal fees and expenses and could divert management’s time and other resources. If the claims contained in these lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices or product lines. Any of these outcomes could cause our business, financial performance and cash position to be negatively impacted.

We face risks associated with our international business.

In addition to the United States, we also market and sell the MAGEC-EOS system and the PRECICE LLD system in North America, Europe (principally Germany and the United Kingdom), the Middle East and the Pacific Rim. During the year ended December 31, 2014 and the nine months ended September 30, 2015, approximately 45% and 38% of our net revenue, respectively, was attributable to our international customers. The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S., European Economic Area, or EEA, and other foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Our international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;

•	having to comply with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and anti-money laundering laws;

•	differing regulatory requirements for obtaining clearances or approvals to market our implant systems;

•	changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our implant systems, perform services or repatriate profits to the United States;

•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our implant systems in certain foreign markets;

•	fluctuations in foreign currency exchange rates;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

•	differing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	imposition of differing labor laws and standards;

•	economic, political or social instability in foreign countries and regions;

•	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and

•	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

We expect that we will begin expanding into other target markets; however, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

Our results may be impacted by changes in foreign currency exchange rates.

We pay certain of our suppliers in a foreign currency under the terms of their supply agreements, and we may pay other suppliers in the future in foreign currency. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making our implant systems less competitive in international markets or our costs could increase. Also, if our international sales increase, we may enter into a greater number of transactions denominated in non-U.S. dollars, which could expose us to foreign currency risks, including changes in currency exchange rates. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful and our business could be harmed.

We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by corporate policies. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties such as our sales agencies and distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA and the Bribery Act of 2010, or the U.K. Anti-Bribery Act. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made.

As a substantial portion of our revenue is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. Although our agreements with our international distributors clearly state our expectations for our distributors’ compliance with U.S. laws, including the FCPA, and provide us with various remedies upon any non-compliance, including the ability to terminate the agreement, our distributors may not comply with U.S. laws, including the FCPA. In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent, thereby increasing potential anti-corruption law violations. Any violation of the FCPA and U.K. Anti-Bribery Act or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might harm our business, financial condition or results of operations. In addition, we have internal ethics policies with which we require our employees to comply in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, compliance, purchasing and inventory management. We do not have redundant systems at this time. While we will attempt to mitigate interruptions, we may experience difficulties in implementing some upgrades, which would impact our business operations, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may not be able to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows.

We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a materially adverse effect on our business. For example, third parties may attempt to hack into systems and may obtain our proprietary information.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically higher during the summer months and holidays driven by higher sales of our MAGEC-EOS and PRECICE LLD systems, which is influenced by the higher incidence of pediatric surgeries during these periods. Additionally, early onset scoliosis patients tend to have additional health challenges that make scheduling their procedures variable in nature. Our quarterly results have been and will continue to be affected by the additional health challenges faced by early onset scoliosis patients that make scheduling their procedure variable in nature. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

We conduct a significant portion of our activities, including administration and data processing, at facilities located in Southern California, an area that has experienced major earthquakes, fires and other natural disasters. A major earthquake, fire or other disaster (such as a major flood, tsunami, volcanic eruption or terrorist attack) affecting our facilities, or those of our suppliers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our suppliers’ damaged manufacturing facilities; these delays could be lengthy and costly. If any of our customers’ facilities are negatively impacted by a disaster, shipments of our implant systems could be delayed. Additionally, customers may delay purchases of our implant systems until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. In addition, our facilities may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases could have a negative effect on our operations, those of our suppliers and customers and the ability to travel, which could harm our business, financial condition and results of operations.

Risks Related to Intellectual Property

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our implant systems, others could compete against us more directly, which could harm our business, financial condition and results of operations.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We own numerous issued patents and pending patent applications that relate to our platform technology. Specifically, as of September 30, 2015, we owned 20 issued U.S. patents, five issued foreign patents, 33 pending U.S. patent applications and 28 pending foreign patent applications. Assuming all required fees are paid, individual patents or applications owned by us will expire between 2025 and 2033.

Our patents may not have, or our pending patent applications that mature into issued patents may not include, claims with a scope sufficient to protect our implant systems, any additional features we develop for our implant systems or any new products. Other parties may have developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our implant systems.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If any of these developments were to occur, they each could have a negative impact on our business and competitive position.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our implant systems are invalidated or found unenforceable, our financial position and results of operations could be negatively impacted. In addition, if a court found that valid, enforceable patents held by third parties covered one or more of our implant systems, our financial position and results of operations could be harmed.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling one or more of our implant systems or impact our stock price.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, so there may be applications of others now pending of which we are unaware that may later result in issued patents that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our implant systems in their current or updated forms, launch new products and enter new markets, we expect that competitors may claim that one or more of our implant systems infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. Although we are presently unaware of any basis by which a third party would be justified in making such claims, in the future, we may receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-

grant proceedings such as inter partes review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office and challenges in U.S. District Court. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible; and/or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, we generally indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Recent changes in U.S. patent laws may limit our ability to obtain, defend and/or enforce our patents.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The U.S. Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which only became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board, or PTAB, provides a venue for challenging the validity of patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and/or be a distraction to management and other employees.

Risks Related to Regulatory Matters

The MAGEC-EOS system, the PRECICE LLD system and our operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

In the United States, we have obtained 510(k) premarket clearance from the FDA to market the MAGEC-EOS system for early onset scoliosis and the PRECICE LLD system for treatment of limb length discrepancy. Even though we have obtained these clearances, the MAGEC-EOS system and the PRECICE LLD system remain subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance and approval;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field safety corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	post-market approval studies; and

•	product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our implant systems and result in enforcement actions such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	refusal to grant future clearances or approvals;

•	withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our implant systems; and

•	in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations.

We may not receive the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

Clinical data are sometimes required to support substantial equivalence. In the premarket approval, or PMA, process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

In the United States, we have obtained 510(k) premarket clearance from the FDA to market the MAGEC-EOS system for early onset scoliosis and the PRECICE LLD system for limb lengthening. An element of our strategy is to continue to upgrade our implant systems, add new features and expand approval of our current systems to new indications. We expect that any such modifications may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or safe and effective for its intended use;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared product on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.

In order to sell our implant systems in member countries of the EEA our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européenne, or CE, mark to our implant systems, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. We received CE mark for the MAGEC-EOS system in 2009 and the PRECICE LLD system in 2010. If we fail to remain in compliance with applicable European laws and directives, we would not be able to continue to affix the CE mark to these systems, which would prevent us from selling them within the EEA.

We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our implant systems.

Modifications to the MAGEC-EOS system, the PRECICE LLD system and our future products may require new 510(k) clearances or PMA approvals, and may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our implant systems in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

If treatment guidelines for the orthopedic conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our implant systems.

If treatment guidelines for the orthopedic conditions we are targeting or the standard of care for such conditions evolves, we may need to redesign the applicable implant system and seek new clearances or approvals from the FDA. Our 510(k) clearances from the FDA are based on current treatment guidelines. If treatment guidelines change so that different treatments become desirable, the clinical utility of one or more of our implant systems could be diminished and our business could suffer.

The misuse or off-label use of our implant systems may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our implant systems have been cleared by the FDA for specific treatments. We train our marketing personnel and independent sales agencies and distributors to not promote our implant systems for uses outside of the FDA-cleared indications for use, known as “off-label uses.” For example, the MAGEC-EOS system has been approved only for the treatment of scoliosis patients under 10 years of age, and the

PRECICE LLD system has been indicated for use only using particularly identified screw types. We cannot, however, prevent a physician from using our implant systems off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our implant systems off-label. Furthermore, the use of our implant systems for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Our implant systems may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our implant systems, or a recall of our implant systems either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our implant systems may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the implant system. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Recalls involving our implant systems could be particularly harmful to our business, financial condition and results of operations because they are currently our only products.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our implant systems in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

If we or our distributors do not obtain and maintain international regulatory registrations or approvals for our implant systems, we will not be able to market and sell our systems outside of the United States.

Sales of our devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our implant systems or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. We have applied for and received regulatory approval of the MAGEC-EOS system and the PRECICE LLD system in Europe (in addition to in Australia, Israel, Korea, New Zealand, South Africa, and Turkey for PRECICE LLD and Australia, Israel, Korea, Kuwait, New Zealand, Philippines, Saudi Arabia, South Africa, and Turkey, where regulatory approval is required in addition to the CE mark) and are seeking regulatory approval to market the MAGEC-EOS system in India, Egypt, Singapore, Taiwan, Japan, Serbia, and Slovenia and the PRECICE LLD system in India, Japan, Taiwan, Serbia, Slovenia, and China. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we or our distributors may not receive regulatory approvals in each country in which we plan to market our implant systems or we may not be able to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our implant systems, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country, which could harm our business.

Regulatory clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

We must manufacture our products in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our implant systems must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our implant systems are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We or any subcontractors may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our implant systems. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our implant systems or manufacturing processes could result in, among other things:

•	warning letters or untitled letters;

•	fines, injunctions or civil penalties;

•	suspension or withdrawal of approvals or clearances;

•	seizures or recalls of our implant systems;

•	total or partial suspension of production or distribution;

•	administrative or judicially imposed sanctions;

•	the FDA’s refusal to grant pending or future clearances or approvals for our implant systems;

•	clinical holds;

•	refusal to permit the import or export of our implant systems; and

•	criminal prosecution of us or our employees.

Any of these actions could significantly and negatively impact supply of our implant systems. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our implant systems or to produce, market or distribute our implant systems after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices or the reimbursement thereof. In addition, the FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our implant systems. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to manufacture, market or distribute our implant systems or future products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	additional testing prior to obtaining clearance or approval;

•	changes to manufacturing methods;

•	recall, replacement or discontinuance of our implant systems or future products; or

•	additional record keeping.

Any of these changes could require substantial time and cost and could harm our business and our financial results.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the EU Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

In October 2013, the European Parliament approved a package of reforms to the European Commission’s proposals. Under the revised proposals, only designated “special notified bodies” would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group (a new, yet to be created, body chaired by the European Commission, and representatives of EEA Member States), for an opinion. These new procedures may result in a longer or more burdensome assessment of our new products.

If adopted, the Medical Devices Regulation is expected to enter into force sometime in 2016 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high-risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance and provide for more strict clinical evidence requirements.

Our relationships with physician consultants, owners and investors could be subject to additional scrutiny from regulatory enforcement authorities and could subject us to possible administrative, civil or criminal sanctions.

Federal and state laws and regulations impose restrictions on our relationships with physicians who are consultants, owners and investors. We have entered into consulting agreements, license agreements and other agreements with physicians in which we provided stock options or cash or both as compensation. Some of the physicians with which we have such consulting and other agreements are affiliated with some of our customers, including some of our largest customers. Additionally, at least one of these physicians also has a private foundation in which we have provided financial support. Finally, we have other written and oral arrangements with physicians, including for research and development grants and for other purposes as well.

We could be adversely affected if regulatory agencies were to interpret our financial relationships with these physicians, who may be in a position to influence the ordering of and use of our products for which governmental reimbursement may be available, as being in violation of applicable laws. If our relationships with physicians are found to be in violation of the laws and regulations that apply to us, we may be required to restructure the arrangements and could be subject to administrative, civil and criminal penalties, including exclusion from participation in government healthcare programs, imprisonment, and the curtailment or restructuring of our operations, any of which could negatively impact our ability to operate our business and our results of operations.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers’ activities and our own activities involve the controlled storage, use and disposal of hazardous materials. We and our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials, but we do reserve funds to address these claims at both the federal and state levels. Although we believe that our safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm our financial condition and results of operations.

We are subject to federal, state and foreign fraud and abuse laws and health information privacy and security laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician transparency laws. Our relationships with providers and hospitals are subject to scrutiny under these laws. We may also be subject to patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-kickback Statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000, imprisonment of up to five years, civil penalties under the Civil Monetary Penalties Law of up to $50,000 for each violation, plus three times the remuneration involved, civil penalties under the federal False Claims Act of up to $11,000 for each claim submitted, plus three times the amounts paid for such claims, and exclusion from participation in the Medicare and Medicaid programs;

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the federal civil and criminal false claims laws and civil monetary penalties laws, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, the government may impose penalties of not less than $5,500 and not more than $11,000 per claim, plus three times the amount of damages which the government sustains because of the submission of a false claim, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit annual reports to CMS and failure to do so may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements. Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation on behalf of residents of his or her state; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. We have a variety of arrangements with our customers that could implicate these laws. We have also entered into consulting agreements with physicians, including some who have ownership interests in us and/or influence the ordering of and use our products in procedures they perform. We could be adversely affected if regulatory agencies interpret our financial relationships with such physicians who influence the ordering of and use our products to be in violation of applicable laws. Due to the breadth of these laws, the narrowness of statutory exceptions and safe harbors available, and the range of interpretations to which they are subject to, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with the healthcare regulatory laws, enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business, financial condition and results of operations.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations, any of which could negatively impact our ability to operate our business and our results of operations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition and results of operations.

In March 2010, the Affordable Care Act was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other things, the Affordable Care Act:

•	requires certain medical device manufacturers to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices;

•	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

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implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	establishes an Independent Payment Advisory Board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our implant systems or additional pricing pressure.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to our initial public offering, there was no public market for shares of our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. In addition, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	commercial success and market acceptance of our implant systems;

•	success of our competitors in discovering, developing or commercializing products;

•	ability to commercialize or obtain regulatory approvals for our implant systems, or delays in commercializing or obtaining regulatory approvals;

•	strategic transactions undertaken by us;

•	additions or departures of key personnel;

•	product liability claims;

•	prevailing economic conditions;

•	disputes concerning our intellectual property or other proprietary rights;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

•	healthcare reform measures in the United States;

•	sales of our common stock by our officers, directors or significant stockholders;

•	future sales or issuances of equity or debt securities by us;

•	business disruptions caused by earthquakes, fires or other natural disasters; and

•	issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock markets in general, and the markets for medical device companies like ours in particular, have from time to time experienced extreme volatility that have has been often unrelated to the operating performance of the issuer. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an “emerging growth company” until as late as December 31, 2020 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an “emerging growth company” as of the following December 31, or (2) if our gross revenue exceeds $1 billion in any fiscal year. “Emerging growth companies” may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Future sales of our common stock or securities convertible or exchangeable for our common stock may cause our stock price to decline.

If our existing stockholders or optionholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the price of our common stock could decline. The perception in the market that these sales may occur could also cause the price of our common stock to decline. Based on shares of common stock outstanding at September 30, 2015, upon the consummation of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Of these shares, the              shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering.

After the lock-up agreements expire,              shares of common stock will be eligible for sale in the public market, subject in certain instances to volume limitations under Rule 144 under the Securities Act, with respect to shares held by directors, executive officers and other affiliates. The underwriters may, however, in their sole discretion, permit our directors, our executive officers and other stockholders and the holders of our outstanding options who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Sales of these shares, or perceptions that they will be sold, could cause the price of our common stock to decline.

In addition, based on the number of shares subject to outstanding awards under the 2005 Plan, or available for issuance thereunder, at September 30, 2015, and including the initial reserves under the 2015 Plan,             shares of common stock that are either subject to outstanding options, outstanding but subject to vesting or reserved for future issuance under the 2005 Plan or 2015 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We also plan to file a registration statement permitting shares of common stock issued in the future pursuant to the 2005 Plan and 2015 Plan to be freely resold by plan participants in the public market, subject to the lock-up agreements, applicable vesting schedules and, for shares held by directors, executive officers and other affiliates, volume limitations under Rule 144 under the Securities Act. The 2015 Plan contains provisions for the annual increase of the number of shares reserved for issuance under such plan, as described elsewhere in this prospectus, which shares we also intend to register. If the shares we may issue from time to time under the 2005 Plan or 2015 Plan are sold, or if it is perceived that they will be sold, by the award recipients in the public market, the price of our common stock could decline.

Certain holders of approximately             shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See the section titled “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Sales of such shares could also cause the price of our common stock to decline.

If there is no viable public market for our common stock, you may not be able to sell your shares at or above the initial public offering price.

Prior to this offering there has been no public market for shares of our common stock. Although we expect that our common stock will be approved for listing on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $         per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of $         per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon the assumed initial public offering price of $         per share, the midpoint of the range on the cover page of this prospectus, purchasers of common stock in this offering will have contributed approximately     % of the aggregate purchase price paid by all purchasers of our stock and will own approximately     % of our common stock outstanding after this offering. For information on how the foregoing amounts were calculated, see the section titled “Dilution.”

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

We have issued options to acquire common stock and warrants to acquire Series C convertible preferred stock (which, upon consummation of this offering, will be exercisable for shares of common stock) at prices significantly below the assumed initial offering price. At September 30, 2015, there were 11,090,344 shares of common stock subject to outstanding options with a weighted-average exercise price of $0.30 per share, and 3,341,730 shares of preferred stock subject to outstanding warrants with a weighted-average exercise price of $0.46 per share. To the extent that these outstanding options or the warrants are ultimately exercised, you will incur further dilution, and our stock price may decline.

Our operating results for a particular period may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to fluctuations. Our operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our implant systems or future development programs;

•	level of underlying demand for our implant systems and any other products we develop;

•	addition or termination of clinical trials;

•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved; and

•	regulatory developments affecting our products or our competitors.

If our operating results for a particular period fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree or that may not yield a return.

We discuss our plan for the use of the net proceeds of this offering in the sections titled “Use of Proceeds” and “Business.” However, within the scope of our plan, and in light of the various risks to our business that are set forth in this section, our management will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering. We may pursue commercialization strategies, clinical trials, regulatory approvals or collaborations that do not result in an increase in the market value of our common stock and that may increase our losses. Our failure to allocate and spend the net proceeds from this offering effectively could harm our business, financial condition and results of operations. Until the net proceeds are used, they may be placed in investments that do not produce significant investment returns or that may lose value.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock at September 30, 2015, after this offering, our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately     % of our common stock. Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change in control of the company, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of the company, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the consummation of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	no cumulative voting in the election of directors;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

•

a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our amended and restated certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of the company.

Furthermore, our amended and restated certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers.

Provisions in our charter documents and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporate Law, or DGCL, or our amended and restated certificate of incorporation or amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (5) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our Credit Agreements with MidCap contain, and any future loan arrangements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on the company. If no securities or industry analysts commence coverage of the company, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of the company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, current and prospective products, product approvals, research and development costs, prospective collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties, including Life Science Intelligence, Inc. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of             shares of common stock in this offering will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $25.0 million to expand our sales and marketing programs;

•	approximately $15.0 million to fund research and development activities;

•

to repay our $5.0 million borrowing and accrued principal thereon, under our term loan credit facility entered into in June 2015, which accrues interest at a rate of 8.0% and becomes due upon the completion of this offering; and

•	the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or businesses, although we have no present commitments to complete any such transaction.

The amounts and timing of our actual expenditures will depend on numerous factors, including the rate of adoption of our products, the expenses we incur in selling and marketing efforts, the scope of research and development efforts, as well as the progress of our clinical trials and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the growth and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, business prospects and other factors the board of directors deems relevant. In addition, our ability to pay cash dividends is currently prohibited by the terms of our Credit Agreements with MidCap. Our future ability to pay cash dividends also may be limited by the terms of any future debt we may enter into or preferred securities we may issue.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2015 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (a) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 70,670,327 shares of our common stock immediately prior to the completion of this offering and the resultant reclassification of our convertible preferred stock to stockholders’ equity (deficit), (b) the automatic conversion of the 2015 Notes into             shares of common stock upon the closing of this offering, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, all of which is described more fully under the section of this prospectus entitled “—Convertible Notes Financing,” and (c) the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to (a) our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the payoff required by our credit agreement with MidCap of our $5.0 million of borrowings, plus accrued interest thereon, under our term loan agreement with MidCap entered into in June 2015, assuming that the completion of this offering occurs on                     , 2015.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$11,418	$	$

Loans outstanding	$12,607
Redeemable Convertible preferred stock, $0.001 par value; 74,201,339 shares authorized, 70,670,327 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	45,861
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value per share; 110,000,000 shares authorized, 9,041,550 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and shares issued outstanding, pro forma as adjusted	9
Additional paid-in capital	—
Accumulated deficit	(41,801)

Total stockholders’ (deficit) equity	(41,792)

Total capitalization	$16,676	$	$

footnotes on following page

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share of $         (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock shown as issued and outstanding in the table excludes:

•	11,090,344 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted-average exercise price of $0.30 per share;

•	11,388,450 shares of our common stock reserved for future issuance under the 2005 Plan;

•

3,341,730 shares of common stock issuable upon exercise of warrants to purchase shares of our convertible preferred stock that will convert to warrants to purchase our common stock upon the closing of this offering at a weighted-average exercise price of $0.46 per share;

•

            shares of our common stock reserved for future issuance under the 2015 Plan, which will become effective immediately prior to the closing of this offering, which number excludes 11,388,450 shares of common stock reserved for future grant or issuance under our 2005 Plan, which shares will be added to the shares reserved under the 2015 Plan upon its effectiveness; and

•	shares of our common stock reserved for future issuance under the ESPP, which will become effective immediately prior to the closing of this offering.

Convertible Notes Financing

In June 2015, we entered into a note subscription agreement with certain new and existing investors pursuant to which we sold an aggregate of $10.0 million of the 2015 Notes. Pursuant to the terms of our 2015 Notes, we will, immediately prior to the closing of this offering, issue additional shares of common stock to the holders of such notes in satisfaction of the outstanding principal amount and any accrued but unpaid interest on the 2015 Notes. The unpaid principal amount of the 2015 Notes accrues interest at the rate of 6% per annum, compounded annually. The conversion price of the 2015 Notes is calculated by multiplying the initial public offering price by 0.75. You can estimate the number of shares of common stock that will be issued at the closing of this offering upon the conversion of the 2015 Notes by dividing the aggregate principal amount and accrued but unpaid interest on the 2015 Notes at the date of conversion by the conversion price. For example, at September 30, 2015, the total number of shares of common stock issuable upon satisfaction of the outstanding principal and accrued but unpaid interest on the 2015 Notes was             shares, based on the assumed initial public offering price of $        , the midpoint of the price range set forth on the cover page of this prospectus. As of                     , 2015, the aggregate principal amount and accrued but unpaid interest on the 2015 Notes amounted to approximately $        , and we incur an additional approximately $         in interest each day. The aggregate principal and accrued but unpaid interest can be determined by multiplying $         by the number of days beginning after the date of this prospectus and ending on the date prior to the closing date and then adding that to $        . You would then divide that number by the conversion price to obtain the number of shares of common stock that will be issued at the closing of the offering upon conversion of the 2015 Notes.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2015, we had a historical net tangible book value of $(42.4) million, or $(4.69) per share of common stock, based on 9,041,550 shares of common stock outstanding at September 30, 2015. Our historical net tangible book value per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, which is not included within stockholders’ equity, divided by the total number of shares of common stock outstanding at September 30, 2015.

As of September 30, 2015, our pro forma net tangible book value would have been approximately $         million, or $         per share, after giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 70,670,327 shares of our common stock immediately prior to the completion of this offering and the reclassification of our convertible preferred stock to additional paid-in capital, a component of stockholders’ equity (deficit) and (2) the automatic conversion of the 2015 Notes into             shares of common stock upon the closing of this offering, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, all of which is described more fully under the section of this prospectus entitled “Capitalization—Convertible Notes Financing.”

After giving further effect to (a) the sale of             shares of common stock that we are offering at the initial public offering price of $         per share the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the payoff required by our credit agreement with MidCap of our $5.0 million of borrowings, plus accrued interest thereon, under our term loan agreement with MidCap entered into in June 2015, assuming that the completion of this offering occurs on                 , 2015, our pro forma as adjusted net tangible book value as of September 30, 2015 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share at September 30, 2015, before giving effect to this offering		$(4.69)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs

Pro forma net tangible book value per share at September 30, 2015, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $         and decrease the dilution to investors participating in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $         and increase the dilution to investors participating in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase             additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $         per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of September 30, 2015, the differences between the number of shares of common stock purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering

Total		100.0%		$	100.0%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $         million, $         million and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•	11,090,344 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted-average exercise price of $0.30 per share;

•	11,388,450 shares of our common stock reserved for future issuance under the 2005 Plan;

•

3,341,730 shares of common stock issuable upon exercise of warrants to purchase shares of our convertible preferred stock that will convert to warrants to purchase our common stock upon the closing of this offering at a weighted-average exercise price of $0.46 per share;

•

            shares of our common stock reserved for future issuance under the 2015 Plan, which will become effective immediately prior to the closing of this offering, which number excludes 11,388,450 shares of common stock reserved for future grant or issuance under our 2005 Plan, which shares will be added to the shares reserved under the 2015 Plan upon its effectiveness; and

•	shares of our common stock reserved for future issuance under the ESPP, which will become effective immediately prior to the closing of this offering.

To the extent any of these outstanding options or warrants are exercised or new awards are granted under our equity compensation plans, there will be further dilution to new investors. If all of such outstanding options had been exercised as of September 30, 2015, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the nine months ended September 30, 2014 and 2015 and balance sheet data as of September 30, 2015 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. You should read this data together with our financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015 or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$12,036	$25,683	$18,130	$32,649
Cost of revenue	3,735	6,126	4,594	6,453

Gross profit	8,301	19,557	13,536	26,196
Operating expenses
Sales and marketing	6,415	11,841	7,998	14,162
Research and development	4,634	4,861	3,274	7,235
General and administrative	1,663	3,145	1,875	4,677

Total operating expenses	12,712	19,847	13,147	26,074

Income (loss) from operations	(4,411)	(290)	389	122
Other income and expenses
Interest expense	(76)	(283)	(141)	(628)
Fair value of redeemable convertible preferred stock and convertible note derivative	(896)	(2,402)	(1,772)	(6,224)
Other income (expense), net	68	(164)	(74)	(358)

Loss before provision for income taxes	(5,315)	(3,139)	(1,598)	(7,088)
Income tax expense	(3)	(50)	(1)	(93)

Net loss	(5,318)	(3,189)	(1,599)	(7,181)
Accretion of redeemable convertible preferred stock to redemption value	(2,686)	(2,825)	(2,134)	(2,353)

Net loss attributable to common stockholders—Basic and Diluted	$(8,005)	$(6,014)	$(3,733)	$(9,534)

Net loss per share attributable to common stockholders—Basic and Diluted	$(1.45)	$(0.89)	$(0.59)	$(1.13)

Shares used to compute net loss per share attributable to common stockholders(1):
Weighted-average number of shares—Basic and Diluted	5,512,023	6,759,622	6,367,311	8,468,113

Pro forma net (loss) income attributable to common stockholders (unaudited):		$(788)		$(627)

footnotes on following page

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited):
Basic		$(0.01)		$

Diluted		$(0.01)		$

Shares used in computing pro forma net income per share attributable to common stockholders (unaudited):
Basic		68,107,066

Diluted		68,107,066

(1)

See Note 13 and Note 11 to our audited and interim financial statements, respectively, included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net (loss) income per share attributable to common stockholders, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of September 30, 2015
	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,358	$4,926	$11,418
Working capital	4,873	7,354	16,174
Total assets	10,856	13,915	37,124
Total liabilities	7,560	9,422	33,054
Convertible preferred stock	30,131	37,161	45,861
Accumulated deficit	(26,841)	(32,676)	(41,801)
Total stockholders’ deficit	(26,835)	(32,667)	(41,792)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a medical technology company focused on revolutionizing orthopedic surgery by developing and marketing a new generation of magnetically adjustable implant systems based on our MAGnetic External Control, or MAGEC, technology platform. Our novel and proprietary implants are adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the changing clinical needs of patients as they heal, grow or age. Our MAGEC technology enables physicians to customize therapy for patients without the need for multiple repeat surgical procedures, providing significant improvements in patient clinical outcomes, quality of life and generating significant cost savings to the healthcare system. We believe our proprietary MAGEC technology has the potential to become the standard of care for a wide range of orthopedic conditions.

We generate revenue primarily through sales of our two highly differentiated product families: MAGEC-EOS and PRECICE LLD. Both products incorporate our MAGEC technology and have been used to treat over 4,000 patients worldwide. Our MAGEC-EOS system was developed to treat children suffering from early onset scoliosis, and consists of an expandable spinal rod coupled with an external remote controller, or ERC, which together allow for periodic, non-invasive distraction performed in the physician’s office to improve correction of the spinal deformity as the child grows. Our MAGEC-EOS system received CE mark in 2009 and FDA 510(k) clearance in 2014. Our proprietary PRECICE LLD system was developed to treat limb length discrepancies without the need for external fixation. Our PRECICE LLD system consists of an intramedullary nail that can be non-invasively adjusted using an ERC to lengthen the femur or tibia. Our PRECICE LLD system received CE mark in 2010 and FDA 510(k) clearance in 2011. In addition, our robust pipeline of new products includes applications for orthopedic trauma, knee osteoarthritis and degenerative spine disease. We estimate the global addressable market opportunity for our commercial products was approximately $1.2 billion in 2014 based on data from Life Science Intelligence, Inc., which included addressable markets of approximately $571 million for our MAGEC-EOS system and approximately $708 million for our PRECICE LLD system. In addition, our product candidates leveraging our MAGEC technology addressed a significant global opportunity of over 690,000 procedures in 2014 according to this data.

We rely on a broad network of third parties to manufacture the components for our products, which we then assemble, sterilize and package. We promote, market and sell our products through a global hybrid sales organization comprised of direct sales managers that call on hospital accounts and recruit, develop and train independent sales agencies and consignment distributors. We also sell to stocking distributors in certain international markets. We currently generate revenue from 29 countries internationally, in addition to the United States. All of our sales in the United States are to hospital accounts through independent sales agencies. The majority of our international sales are represented by consignment distributors.

We believe the primary factor in growing our revenue is educating and convincing orthopedic surgeons that our products offer a safe and effective alternative to traditional treatment options. In addition to our pipeline of new products, we expect to continue our research and development activities to develop additional products to address other significant and unmet opportunities in the orthopedics market. We continue to expand our marketing activities aimed at making our MAGEC technology the standard of care for orthopedic treatments in our target markets, continue our research and development programs health to obtain clearance for our current product candidates and development new product candidates, undertake clinical studies to support the safety and efficacy of our products and scale the size of our sales organization to support our expected growth.

For the years ended December 31, 2013 and 2014, our net revenue was $12.0 million and $25.7 million respectively, and our net losses were $5.3 million and $3.2 million, respectively. For the nine months ended September 30, 2014 and 2015, our net revenue was $18.1 million and $32.6 million, respectively, and our net losses were $1.6 million and $7.2 million, respectively. We expect to continue to incur losses for the next few years. Through September 30, 2015, we had an accumulated deficit of $41.8 million.

Components of our Results of Operations

Net Revenue

We generate revenue from the sales of our implants designed around our proprietary MAGEC technology. All of our sales in the United States are to hospital accounts through independent sales agencies. The majority of international sales were represented by consignment distributors where the purchase of products is done in their territory and sold on to the hospital customer immediately following the use of product. We expect that sales of our MAGEC-EOS and PRECICE LLD systems will continue to be a significant contributor to our revenue growth in the near term. We expect to increase our revenue by establishing these systems as the standard of care for treatment of early onset scoliosis and limb length discrepancies, respectively, and by broadening the applications of our MAGEC technology to address large and underserved segments of the orthopedics market. We also expect to increase our revenue by expanding our geographic presence in the United States and other countries.

Cost of Revenue and Gross Margin

Cost of revenue consists of product costs, fulfillment costs, manufacturing equipment depreciation, warehousing costs, excess and obsolete inventory write-downs, depreciation of field assets, medical device excise tax and certain allocated costs related to management, facilities, and personnel-related expenses and other expenses associated with supply chain logistics. We provide our implants in kits that consist of a range of implant sizes and include separate instrument sets necessary to complete the surgical procedure. We generally consign our instrument sets to our sales organization or our hospital customers that purchase the implants used in surgery. Our cost of revenue includes depreciation of these instrument sets which represented $255,831 and $372,907 for the years ended December 31, 2013 and 2014, respectively and $264,822 and $422,940 for the nine months ended September 30, 2014 and 2015, respectively. We expect our cost of revenue to increase moderately in absolute dollars due primarily to increased sales volume. Our gross profit is calculated by subtracting our cost of revenue from revenue. We expect gross profit to increase in absolute dollars as we grow our sales volume. Gross profit as a percentage of revenue, or gross margin, has also benefited from the increased volume of production and sales mix to United States based customers. Going forward, we expect gross margin to be negatively impacted by increased investments in facilities and headcount as we increase capacity to support the expected volume of sales in the future. In addition, gross margin is expected to be negatively impacted by the continued adoption of MAGEC in the United States as we engage with larger national customers that compete primarily on price.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of commissions to our independent sales agencies and consignment distributors, as well as compensation, commissions, benefits and other related costs for personnel employed in our sales, marketing, medical education and training departments. Commissions and bonuses to our sales managers, independent sales agencies, and consignment distributors are generally based on a percentage of sales. We expect our sales and marketing expenses to continue to increase in absolute dollars with the commercialization of our current and pipeline products and continued investment in our global sales organization.

Research and Development Expenses

Our research and development expenses primarily consist of costs associated with engineering, product development, clinical and regulatory expenses, consulting services, outside prototyping services, outside research activities, materials, depreciation and other costs associated with development of our products. Research and development expenses also include related personnel and consultants’ compensation expense. We also include costs related to the development and protection of our intellectual property portfolio in research and development expenses. We expense research and development costs as they are incurred. We expect research and development expense to continue to increase in absolute dollars as we continue to develop new products to expand our product pipeline, broaden our intellectual property portfolio, add research and development personnel, undergo clinical activities, including clinical studies to gain additional regulatory clearances, and support reimbursement coverage for our products.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries, benefits and other related costs for personnel employed in finance, legal, compliance, administration, information technology and human resource departments. We include stock-based compensation for certain employees and also include legal and litigation expenses in general and administrative expenses. We expect our general and administrative expenses to continue to increase in absolute dollars as we hire additional personnel to support the growth of our business. Additionally, we expect to incur increased expenses as a result of being a public company.

Other Income and Expenses

Other income and expenses primarily consist of borrowing costs, unrealized foreign exchange gain (loss), and periodic changes in the fair value of warrant liabilities and convertible note derivative.

Results of Operations

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2015

The following table sets forth, for the periods indicated, our results of operations:

	Nine Months Ended September 30,		Change
	2014	2015
	(in thousands)
Net Revenue	$18,130	$32,649	$14,519
Cost of revenue	$4,594	$6,453	$1,859
Sales and marketing expenses	$7,998	$14,162	$6,164
Research and development expenses	$3,274	$7,235	$3,961
General and administrative expenses	$1,875	$4,677	$2,802
Other expense	$(1,987)	$(7,210)	$(5,223)

Net Revenue

The following table sets forth, for the periods indicated, our net revenue (in thousands) by product category and geography and as a percentage of net revenue:

	Nine Months Ended September 30,					Nine Months Ended September 30,
	2014		2015			2014		2015
	Revenue	% of Net Revenue	Revenue	% of Net Revenue		Revenue	% of Net Revenue	Revenue	% of Net Revenue
US	$9,954	55%	$20,379	62%	MAGEC-EOS	$7,892	44%	$18,776	58%
International	$8,176	45%	$12,270	38%	PRECICE LLD	$10,237	56%	$13,872	42%

Net revenue increased $14.5 million, or 80%, from $18.1 million during the nine months ended September 30, 2014 to $32.6 million for the nine months ended September 30, 2015. The increase in net revenue was primarily driven by favorable volume and pricing mix associated with the commercial launch of our MAGEC-EOS system in the United States, continued adoption of our PRECICE LLD system, and the expansion of our sales organization in the United States and select international markets. The increase in net revenue was partially offset by the impact of a $1.2 million decrease due to changes in the U.S. dollar exchange rate of foreign currencies.

Cost of Revenue and Gross Margin

Cost of revenue increased $1.9 million, or 40%, from $4.6 million for the nine months ended September 30, 2014 to $6.5 million for the nine months ended September 30, 2015. The increase in cost of revenue was primarily attributable to increased unit volume partially offset by reduced unit costs as we reached maximum capacity in our Irvine, California manufacturing plant. Gross margin was 75% and 80% for the periods ended September 30, 2014 and 2015, respectively. Gross margin improved year over year due to favorable pricing mix with the MAGEC-EOS systems in the United States and lower unit costs associated with the increased volume in our plant.

Sales and Marketing Expenses

Sales and marketing expenses increased $6.2 million, or 77%, from $8.0 million for the nine months ended September 30, 2014 to $14.2 million for the nine months ended September 30, 2015. The increase was due primarily to higher sales commission expense of $2.9 million associated with sales growth and higher employee-related expense of $2.8 million due to supporting sales growth.

Research and Development Expenses

Research and development expenses increased $4.0 million, or 121%, from $3.3 million for the nine months ended September 30, 2014 to $7.2 million for the nine months ended September 30, 2015. The increase was due primarily to higher employee-related expenses of $2.3 million due to an increase in the number of employees, approximately $0.6 million in patent, material, and prototype expenses associated with development of our pipeline projects, and $0.4 million associated with an increase in clinical studies.

General and Administrative Expenses

General and administrative expenses increased $2.8 million, or 150%, from $1.9 million for the nine months ended September 30, 2014 to $4.7 million for the nine months ended September 30, 2015. The increase was due primarily to an increase of approximately $1.0 million in employee-related expenses associated with an increase in our number of employees, as well as an increase of approximately $2.0 million associated with legal, professional, and consulting expenses to support the growth of our business.

Other Income and Expenses

Other expense was $2.0 million and $7.2 million for the nine months ended September 30, 2014 and 2015, respectively. The other expense for both periods consisted primarily of interest on outstanding loans, the impact of unrealized foreign currency gains (losses) and the change in fair value of our warrant liabilities and convertible debt derivative. The change was due to the increase in fair value of the redeemable convertible preferred stock warrants offset by a decrease in fair value of the convertible debt derivative.

Comparison of the Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations for the years ended December 31, 2013 and December 31, 2014:

	Year Ended December 31,		Increase / (Decrease)
	2013	2014
	(in thousands)
Net revenue	$12,036	$25,683	$13,647
Cost of revenue	3,735	6,126	2,391
Sales and marketing expenses	6,415	11,841	5,427
Research and development expenses	4,634	4,861	227
General and administrative expenses	1,663	3,145	1,482
Other income and expenses	(904)	(2,849)	(1,945)

Net Revenue

The following table sets forth, for the periods indicated, our net revenue (in thousands) by product category and geography and as a percentage of net revenue:

	Year Ended December 31,					Year Ended December 31,
	2013		2014			2013		2014
	Revenue	% of Net Revenue	Revenue	% of Net Revenue		Revenue	% of Net Revenue	Revenue	% of Net Revenue
United States	$4,687	39%	$14,126	55%	MAGEC-EOS	$4,329	36%	$12,319	48%
International	7,348	61%	11,557	45%	PRECICE LLD	7,707	64%	13,364	52%

Net revenue increased $13.6 million, or 113%, from $12.0 million for the year ended December 31, 2013 to $25.7 million for the year ended December 31, 2014. The increase was due primarily to the introduction of our MAGEC-EOS system in the United States and further penetration of the global limb lengthening market with our PRECICE LLD system.

Cost of Revenue and Gross Margin

Cost of revenue increased $2.4 million, or 64%, from $3.7 million for the year ended December 31, 2013 to $6.1 million for the year ended December 31, 2014. The increase was due primarily to our increased sales volume. Gross margin as a percentage of sales was 69% and 76% for the periods ended December 31, 2013 and 2014, respectively. Gross margin improved year over year for the period due to favorable pricing mix with MAGEC-EOS systems in the United States and lower unit costs associated with the increased volume in our plant.

Sales and Marketing Expenses

Sales and marketing expenses increased $5.4 million, or 85%, from $6.4 million for the year ended December 31, 2013 to $11.8 million for the year ended December 31, 2014. The increase was due primarily to growth in sales commissions of $2.3 million associated with increased sales volume and an increase of $2.6 million associated with investments in our sales organization, including hiring of additional direct sales management and marketing personnel.

Research and Development Expenses

Research and development expenses increased $0.2 million, or 5%, from $4.6 million for the year ended December 31, 2013 to $4.9 million for the year ended December 31, 2014. The increase was due primarily to an increase in employee-related expense of $0.6 million partially offset by a reduction in materials and consulting expense.

General and Administrative Expenses

General and administrative expenses increased $1.5 million, or 89%, from $1.7 million for the year ended December 31, 2013 to $3.1 million for the year ended December 31, 2014. The increase was due primarily to employee-related expenses of $0.4 million and insurance, audit and legal fees of $0.6 million.

Other Income and Expenses

Other income and expenses was an expense of $0.9 million and $2.8 million for the years ended December 31, 2013 and 2014, respectively. The change was due to the increase in fair value of our redeemable convertible preferred stock warrants. The other income and expenses for both periods consisted primarily of interest on outstanding loans with Silicon Valley Bank and the impact of unrealized foreign currency gains (losses).

Liquidity and Capital Resources

We have incurred losses since inception and negative cash flows from operating activities for the years ended December 31, 2013 and 2014 and nine months ended September 30, 2015. As of September 30, 2015, we had an accumulated deficit of $41.8 million. Since inception, we have funded our operations primarily through private placements of equity and convertible debt securities as well as from sales of our products. As of September 30, 2015, we had cash and cash equivalents of approximately $11.4 million.

We believe that our existing cash and cash equivalents, borrowing capacity under our credit and security agreements, cash receipts from sales of our products and net proceeds from this offering will be sufficient to meet our anticipated cash requirements for at least the next 24 months. From time to time, we may explore additional financing sources to meet our working capital requirements, make continued investment in research and development and make capital expenditures needed for us to maintain and expand our business. We may not be able to obtain additional financing on terms favorable to us, if at all. It is also possible that we may allocate significant amounts of capital toward solutions or technologies for which market demand is lower than anticipated and, as a result, abandon such efforts. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may even have to scale back our operations. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

The following table sets forth a summary of the net cash flow activity (in thousands) for each of the periods set forth below:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Net cash used in operating activities	$(4,061)	$(1,813)	$(1,879)	$(998)
Net cash used in investing activities	(837)	(809)	(780)	(6,603)
Net cash provided by financing activities	1,533	2,190	2,140	14,092

Net (decrease) increase in cash and cash equivalents	$(3,365)	$(432)	$(519)	$6,491

Net cash used in operating activities was $1.9 million for the nine months ended September 30, 2014 as compared to net cash use of $1.0 million for the same period in 2015. Our cash use for the nine months ended September 30, 2015 reflects increases in accounts receivable as we grew our sales.

Net cash used in operating activities was $4.1 million and $1.8 million for the years ended December 31, 2013 and 2014, respectively. The primary use of cash was to fund our operations related to the commercialization and development of our products in each of these years, resulting in a net loss of $5.3 million and $3.2 million for the years ended December 31, 2013 and 2014, respectively. For the years ended December 31, 2013 and 2014, net cash used in operating activities was driven by increased accounts receivables and inventory levels.

Net cash used in investing activities was $0.8 million and $6.6 million for the nine months ended September 30, 2014 and 2015, respectively. Net cash used in investing activities during these periods consisted primarily of fixed asset and field asset expenditures, and the period ended September 30, 2015 included capitalization of our enterprise resource planning software implementation and restricted cash.

During the years ended December 31, 2013 and 2014, net cash used in investing activities was $0.8 million and $0.8 million, respectively. This was driven primarily by field asset expenditures.

Net cash provided by financing activities was $2.1 million in the nine months ended September 30, 2014 compared to $14.1 million during the period ended September 30, 2015 and consisted of drawdowns on our revolving credit facility in 2014. In 2015, cash provided by financing activities was due to proceeds from a subordinated convertible notes issuance of $10 million, $5 million from a term loan, and $2 million from warrant exercises. This was offset by loan repayments, debt issuance costs and deferred offering costs.

Net cash provided by financing activities was $1.5 million compared to $2.2 million for the years ended December 31, 2013 and 2014, respectively. Financing activities in 2013 consisted of entry into a revolving credit facility with Silicon Valley Bank. Financing activities in 2014 consisted of proceeds from a term loan with Silicon Valley Bank and the exercise of options and warrants, offset by payments on the revolving credit line.

Indebtedness

Convertible Notes Financing

In June 2015, we entered into a note subscription agreement with certain new and existing investors pursuant to which we sold an aggregate of $10.0 million of convertible promissory notes, or the 2015 Notes. The 2015 Notes accrue interest at a rate of 6% per annum and are due and payable on January 1,

2020, subject to their earlier conversion in the event we complete a qualified initial public offering, private placement of equity, or a change of control. Upon the closing of this offering, we will issue approximately             shares of common stock to the holders of the 2015 Notes upon their conversion, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. For a description of the impact of a delayed closing or a change in the estimated initial public offering price on the shares to be issued upon conversion of the 2015 Notes, you should read the section of this prospectus entitled “Capitalization—Convertible Notes Financing.”

Credit Agreements with MidCap

In June 2015, we entered into the Credit Agreements with MidCap, as agent and a lender, and the financial institutions or other entities from time to time parties thereto, as lenders. The Credit Agreements provide for (1) a $5.0 million revolving loan, subject to increase in accordance with the terms of the Credit Agreements by an additional $5.0 million for a total of up to $10.0 million in revolving loans and (2) a $5.0 million term loan, subject to increase pursuant to the terms of the Credit Agreements by an additional $10.0 million for a total of up to $15.0 million in term loans. The first term loan was funded in June 2015 in the aggregate principal amount of $5.0 million, of which approximately $3.3 million was used to pay off our prior debt facility with Silicon Valley Bank. The additional $10.0 million term loan is available to us as we have achieved $32.0 million in net revenue, calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP, for the twelve-month period ending December 31, 2015. All borrowings under the Credit Agreements are due on October 1, 2019 and are secured by substantially all of our personal property other than our intellectual property. We have agreed to not pledge our intellectual property as security to any other entity.

There are no financial covenants associated with either credit facility; however, there are negative covenants that prohibit us from transferring any of our material assets, exclusively licensing our intellectual property, merging with or acquiring another entity, entering into a transaction that would result in a change of control, incurring additional indebtedness, creating any lien on our property, making investments in third parties, redeeming stock or paying dividends, in each case subject to certain exceptions as further detailed in the Credit Agreements. The negative covenants contained in the Credit Agreements do not prevent us from completing the offering contemplated by this prospectus.

The Credit Agreements also include events of default, the occurrence and continuation of any of which provides the lenders the right to exercise remedies against us and the collateral securing the loans, including cash. These events of default include, among other things, failure to pay amounts due under the credit facilities, insolvency, the occurrence of a material adverse event, which includes a material adverse change in our business, operations or properties (financial or otherwise) or a material impairment of the prospect of repayment of any portion of the obligations, the occurrence of any default under certain other indebtedness and a final judgment against us in an amount greater than $250,000. The occurrence of a material adverse change could result in acceleration of payment of the debt.

We are obligated to make monthly interest-only payments on any term loans borrowed under the term loan facility until April 30, 2017 and, thereafter, to pay consecutive, equal monthly installments of principal and interest from May 1, 2017 through October 1, 2019. The interest-only period will be extended until April 30, 2018 if we achieve $42.0 million in revenue, calculated in accordance with GAAP, for the twelve-month period ending March 31, 2017.

The term loans bear interest at an annual rate of 8.0%, and the revolving loans bear interest at an annual rate of 5.5%, in each case subject to adjustment based on fluctuations in the one-month LIBOR. Following the occurrence and during the continuance of an event of default, borrowings under the Credit

Agreements will bear interest at an annual rate that is 4.0% above the rate that is otherwise applicable. In addition, a final payment equal to 3.0% of any amounts drawn on the term loan facility is due upon the earlier of the maturity date, acceleration of the term loans or prepayment of all or part of the term loans. We may prepay the term loan facility in whole but not in part upon five days’ prior written notice to the lenders and for an additional fee equal to the amount being prepaid multiplied by (1) 2.0% for the first year following June 12, 2015 or (2) 1.0% thereafter.

Seasonality

Our business is affected by seasonality. Our revenue is typically higher in the summer months and holidays, driven by higher sales of our MAGEC-EOS and PRECICE LLD systems, which is influenced by the higher incidence of pediatric surgeries during these periods. Additionally, early onset scoliosis patients tend to have additional health challenges that make scheduling their procedures variable in nature.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are most critical to understanding and evaluating our reported financial results.

Derivative Accounting

We entered into a convertible debt agreement that includes a change in control premium that is a derivative financial instrument. The fair value of the derivative has been measured at inception and recorded as a non-current liability on the balance sheet. This derivative financial instrument is re-measured and marked-to-market at the end of each reporting period, and changes in fair value from period to period are recognized within other income (expense), net on the statements of operations.

We account for warrants to purchase redeemable convertible preferred stock as liabilities. The warrants are recorded at fair value, estimated using an option-pricing model, and marked to fair value at each balance sheet date with changes in the fair value of the liability recorded in other income and expenses in the statements of operations.

Net Revenue

We sell our products to medical facilities and hospitals. In certain international markets, we sell our products through independent stocking distributors. We recognize revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured, which is when the product is implanted in a patient, or in the case of stocking distributors, when shipped. Our stocking distributor agreements do not allow for stock rotation, price protection or any other form of return privileges. Stocking distributors establish their own customer base, have discretion to set their pricing, retain inventory risk, and maintain their own field assets and external remote controller (“ERC”) assets to fulfill physician’s and patient’s needs. Sales to consignment distributors are recognized upon implant, when title transfers and collectability are reasonably assured. We retain title and risk for all inventory held by consignment distributors.

We sell our PRECICE LLD system bundled with the exclusive right to use an ERC that is uniquely serialized and individually distributed to lengthen the PRECICE LLD nail continuously over the two to three-month distraction period. We sell the components of our MAGEC-EOS system (i.e. MAGEC-EOS rods and ERC service) on both a standalone basis, to our stocking distributors, or as a bundle wherein we provide customers with the right to use our pool of available ERC’s to periodically lengthen the MAGEC-EOS rods at the orthopedic surgeon’s office over the four to five-year distraction period. These revenue transactions are considered to be multiple element arrangements. Revenue is recognized for each unit of accounting individually. We allocate revenue in multiple element arrangements to each unit of accounting using the relative selling price method. Selling prices used during the allocation process are based on: vendor specific objective evidence (“VSOE”) of fair value if available, third-party evidence if VSOE of fair value is not available, or estimated selling price if neither VSOE of fair value or third-party evidence is available.

Revenue associated with equipment leases is determined using the relative fair value method and represents less than 5% of total revenue. These rights to use specified asset arrangements are classified as operating leases. We estimate the fair value of a leased product based upon transacted cash sales prices of the same or similar products to similar classes of customers during the preceding twelve-month period to determine the normal selling price of the product, which is then allocated to the lease based upon the number of customers expected to use the product over its useful life. We recognize revenue under operating leases over the estimated period of usage, which is generally two to three months.

The revenue associated with the right to use our pool of assets is calculated in the same manner as the equipment leases, and is recognized on a straight-line basis over the estimated life of the service, which is approximately four to five years. Service revenue represents less than 2% of total revenue.

Inventory Valuation

We state inventories at the lower of cost or market. We determine cost on a first in first out basis. We plan for the production of our products based on expected market demand and expected product launches. The nature of our business requires that we have multiple products available at each surgery. We evaluate the carrying value of our inventories in relation to the estimated forecast of product demand, which takes into consideration the estimated life cycle of product releases. A significant decrease in demand or change in new product launch timing could result in an increase in the amount of excess inventory quantities on hand. When quantities on hand exceed estimated sales forecasts, we write down excess inventories, which results in a corresponding charge to cost of revenue.

Net Operating Loss and Research and Development Tax Credit Carryforwards

As of December 31, 2014, we had federal and California tax net operating loss carryforwards of $17.0 million and $15.0 million, respectively, which begin to expire in 2027 and 2026, respectively, unless previously utilized. As of December 31, 2014, we also had federal and California research and development tax credit carryforwards of $0.5 million and $0.3 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2027. The California research and development tax credit carryforwards are available indefinitely.

Pursuant to Sections 382 and 383 of the Code, annual use of our net operating loss and research and development credit carryforwards may be limited in the event that an “ownership change” (generally defined as a cumulative change in equity ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period) occurs. We are currently analyzing the tax impacts of any potential ownership changes on our federal net operating loss and credit carryforwards.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the year in which such items are expected to be received or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date. We establish a valuation allowance to offset any deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Currently, we have recorded a full valuation allowance against the deferred tax asset, as we have incurred losses to date.

Stock-based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

We estimate the fair value of our stock-based awards using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. Our assumptions are as follows:

•

Expected term.    The expected term represents the period that the stock-based awards are expected to be outstanding. For employee stock option grants, we use the simplified method to determine the expected term, which is calculated as the weighted average of the time to vesting and the contractual life of the options. For non-employee stock option grants, we use the contractual life of the option.

•

Expected volatility.    As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term for employees’ options and the remaining contractual life for non-employees options.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend yield is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

Stock-based compensation expense for options granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, using the Black-Scholes option-pricing model, whichever can be more reliably measured. Stock-based compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest.

The following table summarizes the weighted-average assumptions we used to determine the fair value of stock options granted to employees:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Expected term (in years)	10.0	6.5–10.0	10.0	6.3–6.5
Expected volatility	54.0%	49.6%	49.6%	49.6%–54.0%
Risk-free interest rate	0.4%–0.8%	0.3%–2.0%	0.3%–0.6%	1.6%–2.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%

We recorded total stock-based compensation expense of $54,222 and $60,563 in the years ended December 31, 2013 and 2014, respectively, and $36,867 and $341,001 in the nine months ended September 30, 2014 and 2015, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We use multiple inputs to value our common stock, including amount of time to liquidity, risk-free interest rate over the period until the assumed liquidity event, the assumed volatility in the value of our equity, enterprise value and key price points in our capital structure. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our operating results and financial condition, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of our common stock.

For stock awards after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

The intrinsic value of all outstanding options as of September 30, 2015 was                     based on an assumed initial public offering price of $         per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2014 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$1,675	$—	$1,675	$—	$—
Capital lease payable	74	25	46	3	—
Operating lease obligations	8,374	516	3,201	3,342	1,315

Total	$10,123	$541	$4,922	$3,345	$1,315

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the SEC) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Recent Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers. This amendment addresses revenue from contracts with customers, which clarifies existing accounting literature relating to how and when a company recognizes revenue. Under the standard, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The amendments for this standard update are effective for the annual reporting periods beginning after December 15, 2017, and are to be applied retrospectively or the cumulative effect as of the date of adoption, with early application not permitted. In July 2015, the FASB voted to delay the required implementation of ASU 2014-09 for one year. Management is currently evaluating the impact ASU 2014-09 will have on our financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU introduces an explicit requirement for management to assess if there is substantial doubt about an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. In connection with each annual and interim period, management must assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the issuance date. Disclosures are required if conditions give rise to substantial doubt. ASU 2014-15 is effective for all entities in the first annual period ending after December 15, 2016. We are currently assessing the potential effects of this ASU on our financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. ASU 2015-03 will be effective for us in the first quarter of 2016. Early adoption permitted for financial statements that have not been previously issued. Management is evaluating the impact of ASU 2015-03 on the financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory—Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory to be subsequently measured using the lower of cost and net realizable value, thereby eliminating the market value approach. Net realizable value is defined as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.” ASU 2015-11 is effective for reporting periods beginning after December 15, 2016 and is applied prospectively. Early adoption is permitted. We are currently evaluating the impact that this guidance will have on our financial statements and disclosure.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and cash equivalents balance as of September 30, 2015 consisted of demand deposit accounts and institutional money market funds held in U.S. and foreign banks. Cash equivalents consist of highly liquid investment securities with original maturities at the date of purchase of three months or less and can be exchanged for a known amount of cash. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the nature of our cash holdings, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operation. Our long-term debt under our credit facilities bears interest at a rate that varies with the one-month LIBOR and a change in market interest rate would impact our financial condition and results of operations. A 1% change in interest rate would result in a $100,000 change in total interest payable in the event we were to draw down the entire capacity of our revolving credit facility, which is currently undrawn.

Foreign Currency

We operate in countries other than the United States and bill some of our sales outside of the United States in foreign currency. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations could be significant. We do not currently hedge our exposure to foreign currency exchange rate fluctuations; however, we may choose to hedge our exposure in the future. We estimate that an immediate 10% adverse change in foreign exchange rates not currently pegged to the U.S. dollar would have increased our net loss by approximately $0.6 million for the year ended December 31, 2014.

Effects of Inflation

We do not believe that inflation has had a material effect on our results of operations during the periods presented herein.

Other Company Information

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Prior to this offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company.”

BUSINESS

Overview

We are a medical technology company focused on revolutionizing orthopedic surgery by developing and marketing a new generation of magnetically adjustable implant systems based on our MAGnetic External Control, or MAGEC, technology platform. Our novel and proprietary implants are adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the changing clinical needs of patients as they heal, grow or age. Our MAGEC technology enables physicians to continue to treat many patients non-invasively who would, in the past, require surgical operations. With MAGEC, physicians can customize therapy for patients while reducing the need for multiple repeat surgical procedures, which provides significant improvements in patient clinical outcomes and quality of life while generating significant cost savings to the healthcare system. We have successfully commercialized two highly differentiated product families, MAGEC-EOS for treatment of early onset scoliosis and PRECICE limb lengthening system, or PRECICE LLD, for treatment of limb length discrepancy. These products incorporate our MAGEC technology and have been used to treat over 4,000 patients worldwide. Our robust pipeline of new products utilizing MAGEC technology, include applications for orthopedic trauma, knee osteoarthritis and degenerative spine disease. We estimate the global addressable market opportunity for our commercial products was approximately $1.2 billion in 2014 based on data from Life Science Intelligence, Inc., which included addressable markets of approximately $571 million for our MAGEC-EOS system and approximately $708 million for our PRECICE LLD system. In addition, our product candidates leveraging our MAGEC technology addressed a significant global opportunity of over 690,000 procedures in 2014 according to this data.

Despite improvements in the design and surgical planning of conventional orthopedic implants, significant limitations remain in satisfying the needs of our identified patient populations. Conventional technologies remain static and cannot be adjusted to accommodate a sub-optimal implantation or the changing clinical needs of patients as they heal, grow or age without incurring an invasive surgical procedure. Surgeries to adjust conventional implants are associated with soft tissue disruption, high rates of wound infection, post-operative pain and lengthy recovery times. In addition, there are numerous psychological comorbidities associated with multiple repeat surgeries including depression, pain medication abuse, impaired mobility, poor cosmetic result and longer time to return to daily activity. In these procedures, we believe that our MAGEC technology offers significant cost savings compared to the surgical, or even minimally-invasive, procedures currently used on such patients.

We believe our proprietary MAGEC technology has the potential to become the standard of care for a wide range of orthopedic conditions. Our technology harnesses rotational magnetic forces generated by our external remote controller, or ERC, to change the size, shape, position and alignment of implants through a proprietary mechanical torque-increasing gearing system, or transmission, embedded in our implants. These non-invasive adjustments can be performed at any time over the life of the implant according to the changing clinical needs of patients as prescribed by their physicians. We believe our MAGEC technology offers compelling alternatives to conventional implants by enabling personalized orthopedic therapy over the course of treatment, non-invasive adjustment, improved quality of life and patient satisfaction and a strong healthcare economic value proposition.

Our proprietary MAGEC-EOS system was developed using our MAGEC technology to treat children suffering from early onset scoliosis, and is a non-invasively expandable spinal rod that allows for periodic distraction performed in the physician’s office rather than a surgical suite to improve correction of the spinal deformity as the child grows. MAGEC-EOS reduces the requirement for multiple repeat surgeries to change the length of a rod to accommodate a growing spine. We believe MAGEC-EOS offers distinct advantages over conventional expanding rods, including improved clinical outcomes, reduced complications associated with surgical procedures and cost savings to the healthcare system. MAGEC-

EOS received CE mark in 2009 and FDA 510(k) clearance in 2014. Because of these many advantages, MAGEC-EOS is becoming the standard of care in many countries of the world.

Our proprietary PRECICE LLD system was developed using our MAGEC technology to treat limb length discrepancies without the need for external fixation. PRECICE LLD is a non-invasively adjustable intramedullary nail designed to internally lengthen the femur or tibia with precision and control. Daily non-invasive expansion of the PRECICE LLD nail is performed at home by the patient using our ERC which is programmed by the physician. PRECICE LLD offers improved clinical outcomes, higher patient satisfaction, reduced pain and discomfort and improved quality of life as compared to traditional external fixation. PRECICE LLD received CE mark in 2010 and FDA 510(k) clearance in 2011.

Our robust pipeline includes products targeted at a wide range of orthopedic markets, including trauma, knee osteoarthritis and degenerative spine disease. Through research and development programs we create new products based on our MAGEC technology and improve its features and benefits. Our expanding portfolio of intellectual property is designed to protect the innovative features of our MAGEC technology, which included 25 issued patents globally and 61 pending patent applications globally as of September 30, 2015.

We market and sell our products globally through a sales organization that allows us to continually expand our sales infrastructure and penetrate new geographic markets. Our global sales organization consists of direct sales managers that develop account relationships and recruit and lead a broad network of independent sales agencies and distributors. We currently market and sell our products in the United States and 29 other countries. Sales outside of the United States represented 45% of our net revenue in 2014 and 38% of our net revenue for the nine months ended September 30, 2015. Sales of our MAGEC-EOS and PRECICE LLD systems in the U.K. and Germany amounted to $0.9 million and $1.2 million, respectively, in 2012, $1.6 million and $2.7 million, respectively, in 2013, $3.3 million and $3.5 million, respectively, in 2014 and $3.1 million and $2.5 million, respectively, in the nine months ended September 30, 2015.

For the years ended December 31, 2013 and 2014, our net revenue was $12.0 million and $25.7 million respectively, and our net losses were $5.3 million and $3.2 million, respectively. For the nine months ended September 30, 2015, our net revenue was $32.6 million and our net loss was $7.2 million. We expect to continue to incur losses for the next few years. Net revenue from our MAGEC-EOS and PRECICE LLD product families was $12.3 million and $13.4 million in 2014, respectively, and $18.8 million and $13.9 million for the nine months ended September 30, 2015, respectively. Through September 30, 2015, we had an accumulated deficit of $41.8 million.

Limitations of Conventional Orthopedic Implants

Technology innovation and progress are dominant themes in the medical device industry due to the changing healthcare landscape and increasing patient expectations for high quality and improved clinical outcomes. The orthopedic implant represents one of the most significant advancements in the treatment of debilitating orthopedic conditions that cannot be corrected with conservative, non-surgical treatment. Orthopedic implants began as static implants that stabilized fractures to promote proper healing and alignment and have since evolved to include several novel features including compression and expansion capabilities, robotic control and patient-specific design. The evolution of orthopedic implants has enabled product features that promote ease of use and durability as well as improved clinical outcomes and quality of life for patients. Despite improvements in the design of orthopedic implants, conventional technologies remain static and surgery today remains a singular, acute event. Conventional orthopedic implants cannot be adjusted to address a sub-optimal implantation or to accommodate the changing clinical needs of patients as they heal, grow or age without an invasive approach or surgical procedure. As a result, we believe the following platform-level limitations remain in the orthopedic implant industry:

•	Surgery Today is an Acute Event. The initial implantation is an acute event and the only opportunity for orthopedic surgeons to optimize surgical outcomes without risking a repeat intervention. It is difficult to know at the time of initial implantation whether the orthopedic implant is optimally sized, positioned or aligned. In cases of improper sizing, positioning or alignment, patients may suffer over the course of treatment due to sub-optimal clinical outcomes.

•

Clinical Needs Change Over Time.    After the initial implantation, the optimal size, shape, position and alignment of the implant may change over time as patients heal, grow or age. Conventional implant technologies do not provide the patient with adjustable correction over time without incurring the risks and morbidities associated with invasive procedures to adjust their positioning.

•

Implant Adjustments and Surgical Revisions are Highly Invasive.    Following initial implantation, orthopedic implants integrate with the bones and soft tissues of the body. Procedures that manipulate the adjustment of an orthopedic implant require invasive approaches to the body that are associated with soft tissue disruption, post-operative pain and lengthy recovery times.

•

Reduced Quality of Life and Patient Satisfaction.    Improper sizing, positioning or alignment at the time of initial implantation, or changes to patient anatomy over time, can result in sub-optimal clinical outcomes. These are associated with significant impacts to patient quality of life and satisfaction, including depression, pain medication abuse, impaired mobility, poor cosmetic result and longer time to return to daily activity. These effects can be particularly impactful to young children and their families when multiple repeat procedures are required over time.

•

Significant Economic Challenges.    Reduced patient quality of life and satisfaction often result in additional healthcare costs. These costs range from palliative treatments including pain medication and physical therapy to multiple repeat surgical procedures and their associated costs, including hospital stays, post-operative recovery time and physical rehabilitation. Broader impacts of reduced patient quality of life and satisfaction can also include longer time to return to normal daily activity and the social implications of poor cosmetic results and depression.

We believe there is an unmet need for a technology platform that enables physicians and patients to adjust orthopedic implants non-invasively over time. We believe the non-invasive adjustment of orthopedic implants will enable treatments to be customized to the changing clinical needs of patients over time, promote increased flexibility for at-home treatment, deliver superior clinical outcomes and provide substantial economic benefits to the healthcare system.

Our Technology

Our MAGEC technology harnesses rotational magnetic forces generated by our ERC to change the size, shape, position and alignment of implants through a proprietary, mechanical, torque-increasing gearing system, or transmission, embedded in each implant. Our technology utilizes cylindrical permanent magnets: two in the ERC and one in each implant. The ERC magnets are the sole source of power that drives rotation of a magnet contained in the implant. The resulting force from the magnets is amplified and translated by the implant’s transmission to expand, compress and rotate the implant. These adjustments may be performed at any time and frequency over the life of the implant according to physician prescription and the changing clinical needs of the patient.

Permanent Magnets	Implant Cross-Section

Implant adjustments using our ERC are performed by the patient or by a clinician, depending on the therapeutic regimen that matches the clinical need. Our ERC is equipped with novel and proprietary software that enables a physician to prescribe adjustments customized for each patient’s needs. For example, a clinician may program the prescription into the device such that it will only allow the implant to be adjusted by a specific length when used by the patient at home with a high degree of precision and accuracy. Our ERC is equipped with an easy to use two-button control along with an on-board camera for optimal placement over the appropriate segment of the body.

MAGEC-EOS ERC	PRECICE LLD ERC

We believe our MAGEC technology can be used to develop devices that treat a variety of orthopedic conditions and offers the following benefits:

•

Personalized Patient Solutions Over the Course of Treatment.    Our technology enables the size, shape, position and alignment of orthopedic implants to be customized to the needs of the patient at any point over the course of treatment. For example, these adjustments can be made at the time of surgery, shortly following surgery and over time as patients heal, grow or age. In addition, we believe our technology enables physicians to treat a wider variety of patients and to provide treatment earlier in the continuum of care.

•

Non-Invasive Adjustments.    Our technology enables painless, non-invasive adjustment of an implant using our ERC in a physician’s office or at the patient’s home. We believe the ability of our technology to non-invasively adjust an implant’s size, shape, position and alignment enables improved clinical outcomes and reduces post-operative complications over the course of treatment.

•

Improved Quality of Life and Increased Patient Satisfaction.    Our products are designed to eliminate the need for surgical revision to correct sub-optimal surgical outcomes and to adjust the implant over time as patients heal, grow or age. By reducing the need for surgical revisions, we believe our products reduce rates of infection, post-operative pain, recovery times and psychological comorbidities associated with adjustments to conventional implants, thereby enabling improved quality of life for our patients.

•

Strong Healthcare Economic Value Proposition.    By reducing the likelihood of multiple repeat surgical procedures and improving quality of life and satisfaction of our patients, our technology significantly reduces overall costs to the healthcare system.

We are not aware of any other FDA cleared or approved product on the market that enables a non-invasive adjustment of orthopedic implants.

Our Strategy

Our goal is to revolutionize orthopedic surgery and become the leader in the global orthopedic implants market. To achieve our goal, we are pursuing the following strategies:

•

Establish Our Products as the Standard of Care in Our Target Markets.    We intend to continue to educate patients and orthopedic surgeons on the advantages of our products as compared to conventional orthopedic implants. We believe the benefits of our technology will drive broader adoption of our products and enable our products to become the standard of care in the treatment in a wide range of orthopedic conditions.

•

Continue to Expand the Application of Existing Products and Develop New Applications of Our MAGEC Technology.    We rely on our relationships with orthopedic surgeons to identify additional clinical applications for our technology and potential improvements to our existing products. We combine this input with our internal expertise to develop new products and to improve the features and benefits of our existing products. We believe our ability to introduce new and enhanced clinical applications of our technology will allow us to continue to expand our total addressable market opportunity. We intend to protect our continued innovations by expanding our intellectual property portfolio.

•

Invest in Our Global Commercial Infrastructure.    In order to ensure broad access to our products, we intend to continue to invest in our global commercial infrastructure. This includes increasing the size and geographic breadth of our sales organization, developing comprehensive marketing programs for patients and orthopedic surgeons, executing upon our reimbursement strategies and securing additional regulatory approvals to capitalize on our global market opportunity. We intend to leverage these investments and the clinical benefits of our technology to further penetrate and expand our target markets.

•

Invest in Clinical and Economic Studies.    We intend to continue to invest in studies in order to support the publication of peer-reviewed articles that validate the clinical and economic benefits of our technology.

•	Engage with Payors to Increase Reimbursement for Our Products. We intend to leverage clinical and economic studies to demonstrate to payors the benefits of our technology as compared to conventional therapies and our ability to reduce the overall cost of care. We intend to increase our reimbursement rates through product-specific codes to accelerate their adoption.

Our Commercial and Pipeline Products

We currently market products that leverage our MAGEC technology to treat the unmet clinical needs of children who suffer from early onset scoliosis and patients who suffer from limb length discrepancies. We are also developing multiple near-term product candidates that leverage our technology in additional orthopedic applications including trauma, knee osteoarthritis and degenerative spine disease.

The following chart summarizes our current products and products in development leveraging our technology.

Product / Product Candidate	Clinical Application	Adjustment Mechanism	Regulatory / Development Status
MAGEC-EOS	Early onset scoliosis	Growing rod distraction	CE Mark 2009 FDA 510(k) 2014

PRECICE LLD	Limb lengthening	Intramedullary nail distraction	CE Mark 2010 FDA 510(k) 2011
PRECICE Trauma	Orthopedic trauma	Intramedullary nail compression and distraction for long bone non-unions	CE Mark 2012 FDA 510(k) 2012

PRECICE HTO	Knee osteoarthritis	Intramedullary nail for angular correction of mechanical alignment	CE Mark 2014 In Clinical Evaluations

Adjustable Lordosing Rod	Degenerative spine disease	Adjustable rod for correction of sagittal imbalance	In Development

All of our product families are available in a variety of configurations to address a wide range of patient anatomies and surgical requirements.

Market Opportunity

We estimate that the global addressable market opportunity for our commercial products was approximately $1.2 billion in 2014 based on data from Life Science Intelligence, Inc., which included addressable markets of approximately $571 million for our MAGEC-EOS system, and approximately $708 million for our PRECICE LLD system. The addressable market for our MAGEC-EOS system includes both de novo implant procedures and conversion procedures. We define conversion procedures as those in which patients previously implanted with traditional growing rods that could later be treated with our MAGEC-EOS system.

In addition, our product candidates leveraging our MAGEC technology addressed a significant global opportunity of 692,793 procedures in 2014, which included 25,741 procedures to address orthopedic trauma, specifically midshaft fracture non-unions of the humerus, tibia and femur, 571,458 procedures to address knee osteoarthritis, which we believe includes HTO, unicompartmental knee arthroplasty and knee arthroscopy procedures and 95,594 procedures to address degenerative spine disease and correct sagittal imbalance.

MAGEC-EOS Spinal Bracing and Distraction System

The MAGEC-EOS system is intended to treat children suffering from early onset scoliosis and reduce the need for repeat surgeries. Within the United States, MAGEC-EOS is indicated for skeletally immature patients less than 10 years of age with severe progressive deformities, such as early onset scoliosis, associated with or at risk of thoracic insufficiency syndrome, or TIS. TIS is characterized by the inability of the thorax, which consists of the spine, rib cage and sternum, to support normal respiration or lung growth. Outside of the United States, MAGEC-EOS is indicated for children older than two years who weigh more than 25 pounds.

Our MAGEC-EOS system consists of an adjustable, single-use spinal rod that is surgically implanted using common pedicle screws, hooks and connectors and our hand-held ERC. In the vast majority of cases, two MAGEC-EOS rods are used per procedure. Some patients may need longer courses of treatment to accommodate their growing spines, which could result in implantation of a second set of MAGEC rods in three or four years, after they have outgrown the first set. The ERC can be used at various times after implantation by a clinician to non-invasively distract or compress the spinal rod during routine outpatient visits. We began marketing our MAGEC-EOS system in the U.K. and Germany under CE mark in 2010 and in the United States under FDA 510(k) in 2014. To date, over 2,000 children have been treated with our MAGEC-EOS system.

Limitations of Existing Treatment Alternatives

Early onset scoliosis is an abnormal lateral curve of the spine diagnosed before the age of ten. The cause of early onset scoliosis is unknown and the occurrence of the condition is relatively uncommon. Despite its low incidence rate, early onset scoliosis is a challenging health issue. Children suffering from this condition can develop spinal deformities that progress rapidly and often suffer from a variety of comorbidities such as TIS leading to a failure to thrive.

The treatment pathway for early onset scoliosis cases may begin with bracing or casting, which is designed to slow or correct the progression of severe curvature of the spine and is typically utilized as the first course of treatment. If a child’s spinal curvature shows continued progression despite bracing or casting, surgery may be considered.

Surgical treatments for early onset scoliosis include the use of pedicle screws and surgically adjustable expandable rods to control the spine deformity while still allowing the spine to grow until a child reaches an appropriate size or age for a more permanent solution such as spinal fusion. Rod adjustments are made mechanically under general anesthesia. To adjust the rod, the orthopedic surgeon must create an incision several inches long and dissect skin, muscle and fascial tissues to reach the primary rod and connector located in the center of the spine instrumentation construct. After accessing this space, the orthopedic surgeon loosens several screws and uses a mechanical distractor to lengthen the rods within the connector. Neurological monitoring is incorporated in the procedure to identify when too much force is applied, which can cause the spinal cord to fail to function properly, in some cases leading to paralysis. Rod adjustment surgeries are associated with significant disruption to soft tissue and support structures, significant blood loss, long recovery times, high infection rates, post-operative pain and use of medication to control post-operative pain. They are also associated with significant scarring and impaired mobility as the child heals from surgery. Adjustments to traditional growing rods are typically made every six to nine months. The frequency of adjustment is often limited by the time to heal from the required surgical procedures. The long intervals between traditional adjustments may lead to sub-optimal clinical outcomes, especially during more rapid phases of growth. Additionally, repeated exposure to general anesthesia has been associated with impairments to cognitive development in children. Repeat surgeries and associated complications of traditional growing rods are very costly to the healthcare system.

Our Solution

We designed our MAGEC-EOS system to overcome the limitations of conventional rod treatments for early onset scoliosis. This product provides all of the benefits of our MAGEC technology, as well as the following:

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Improved Clinical Outcomes.    Due to our non-invasive adjustment technology, our MAGEC-EOS system enables more frequent adjustments in an outpatient setting, thereby improving curve correction and spinal growth.

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Reduced Complications.    We believe that MAGEC-EOS results in lower rates of complications associated with surgical procedures and repetitive exposure to general anesthesia, than may be experienced with traditional growing rods due to the non-invasive adjustments enabled by our MAGEC technology.

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Cost Savings.    Economic models have consistently concluded that MAGEC-EOS provides cost savings as compared to treatment with conventional growing rods by reducing the number of required repeat surgical procedures.

PRECICE Limb Lengthening System

The PRECICE limb lengthening system is intended to treat limb length discrepancies without external fixation. Our PRECICE LLD system consists of an adjustable intramedullary nail and our hand-held ERC. Our ERC can be used at various times after implantation to non-invasively lengthen the implant, which has the corresponding effect of lengthening the limb to which it is attached. Our ERC can be programmed by a clinician to apply adjustments based on the physician’s prescription. Once programmed, the patient can perform daily automated adjustments at home with our ERC without pain. Our PRECICE LLD system has been indicated for use with the screw types used during the testing of our product as part of the FDA approval process. We are not permitted to market this product with other screw types, due to rules against off-label promotion. However, the FDA does not restrict physicians from using this product with screw types of their choosing. We began marketing our PRECICE LLD system in the U.K. and Germany under CE mark in 2010 and in the United States under FDA 510(k) in 2011. To date, over 2,000 patients have been treated with our PRECICE LLD system. Within the PRECICE product family, our FREEDOM system is used to lengthen the residual lower limbs of amputees, including wounded soldiers, to enable them to use prosthetic limbs. Without the use of a prosthetic limb, an amputee may be confined to a wheelchair. We received CE mark and FDA 510(k) clearance for FREEDOM in 2014.

Limitations of Existing Treatment Alternatives

Limb length discrepancies, or LLDs, can occur for a variety of reasons, including congenital deformities and previous injury to the bone, such as a fracture, infection, disease or inflammation. LLDs of less than one inch have typically been managed through conservative treatment options such as physical therapy or shoe lifts to improve mobility and relieve the back pain that is commonly associated with such discrepancies. However, larger LLDs often require more complex treatments including limb lengthening surgery. Limb lengthening surgery may also be performed for patients suffering from height impairments. The goal of limb lengthening surgery is to create equal limb length via the principles of distraction osteogenesis, or the formation of new bone by creating a gap and gradually moving the two bone ends apart to allow bone to form and fill the gap. The traditional limb lengthening surgical procedure includes the creation of a gap, or osteotomy, in the bone, the attachment of wires or pins to the fractured bones, and the passing of the wires or pins through the skin to an external fixator, a scaffold-like frame that surrounds the limb. The external fixator distracts the bone when the patient or a family member manually turns the knobs on the fixator. These adjustments are associated with painful soft tissue disruption and disturbance of the wound healing process of the skin and soft tissue and must be performed several times each day, such that the bone is lengthened approximately one millimeter per day, or approximately one inch per month. The external fixator remains attached until the bone is strong enough to support the patient safely, which is typically two months for each inch of adjustment.

While traditional external fixation is the standard of care for treatment of significant LLDs, major complications associated with external fixators range from 46% to 72%, and include pain and infection. Infections result from the wires and pins passing through the skin and irritating the soft tissue when the external fixator is adjusted. In addition, traditional external fixation can result in significant psychosocial comorbidities that reduce quality of life for patients undergoing treatment, including anxiety, social disengagement, sleep disorders, depression and addiction to pain medication. Traditional external fixation may also be associated with variable clinical outcomes as patients are responsible for manually adjusting the external fixator at home with no built-in and physician-determined control mechanism. The painfulness and imprecision of these adjustments may result in reduced patient compliance with treatment regimens and compromised clinical outcomes.

Our Solution

We designed our PRECICE LLD system using our MAGEC technology to overcome the pain, complications and psychosocial impacts of traditional external fixation for treatment of LLDs. Our PRECICE LLD system provides all of the benefits of our MAGEC technology, as well as the following:

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Elimination of External Fixation.    Following the initial implant procedure, the PRECICE LLD implant remains inside the body and is adjusted non-invasively using our pre-programmed ERC by the patient at home. The adjustments of PRECICE LLD are small and painless.

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Improved Clinical Outcomes.    Clinical studies have shown that PRECICE LLD offers high accuracy and precision in adjustments controlled by the ERC. In addition, PRECICE LLD offers bi-directional control and can be either expanded or compressed with a high degree of precision and accuracy. As a result, PRECICE LLD enables physicians to customize therapy to the needs of the patient over time without the need for additional surgical intervention. PRECICE LLD is controlled by our ERC, which is used by the patient at home. The ERC may be programmed by the physician to deliver a prescribed unit of adjustment.

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Improved Quality of Life.    Given the lack of the open wounds associated with external fixation, PRECICE LLD is not associated with increased infections. PRECICE LLD also reduces the psychosocial implications associated with external fixation, allowing patients to sleep, bathe, dress and interact with society in a regular manner without the disruption created by the external fixator. As a result, PRECICE LLD is associated with higher patient satisfaction, reduced pain or discomfort and improved quality of life scores as compared to traditional external fixation.

PRECICE Trauma System

The PRECICE Trauma system was developed to treat fracture non-unions and fractures at risk of nonunions in the long bones, including the humerus, tibia and femur. Our PRECICE Trauma system consists of an adjustable intramedullary nail, locking screws, surgical instruments and our hand-held ERC. The current version of the system utilizes the PRECICE LLD nail supplied pre-distracted to allow for compression fracture reduction techniques. The ERC can be used at any time after implantation to non-invasively adjust the nail. We received CE mark and FDA 510(k) clearance for our PRECICE Trauma system in 2012.

We are now completing development of a new line of products specifically designed for our anticipated PRECICE Trauma system 2016 commercial launch. Our development activities consist of adapting the implant design details for the treatment of acute fractures and fracture non-unions. In order to launch in 2016, we must complete design verification and validation testing in accordance with our design control procedures.

In parallel with our product development activities, we are now in the process of developing clinical evidence using pre-distracted PRECICE LLD nails to support this anticipated 2016 commercial launch.

We are also currently developing additional nails that will allow for compression, distraction and rotation, and will engage in clinical evaluations prior to an expected commercial launch in 2018.

Limitations of Existing Technologies

A fracture is a medical condition where the continuity of the bone is broken. Every fracture carries the risk of failing to heal and resulting in a non-union. Non-unions may occur when the fracture moves too much, has poor blood supply or succumbs to infection. Non-union is a serious complication of fracture and often results in persistent pain at the fracture site, limited movement and formation of abnormal scar or joint tissue. Non-unions are most common in the tibia and humerus. When non-surgical methods fail, surgery is required. Surgical treatment options for non-unions include the use of bone grafts, internal fixation, external fixation or a combination of these options. Bone grafts typically provide no inherent stability to the fracture site and therefore require the use of implants to provide stability. Internal fixation implants such as nails are static and often do not provide consistent compression to enable healing and reduce risk of non-union. In most cases, multiple surgeries are required to fully heal a non-union. In addition, once healed an additional surgery may be required to return the injured limb to proper length. Recent studies suggest the cost of treatment of non-unions is more than 250% of the cost of the treatment of a fracture that heals properly.

Our Solution

We designed our PRECICE Trauma system using our MAGEC technology to overcome the pain and complications associated with existing fixation alternatives. Our PRECICE Trauma system provides all of the benefits of our MAGEC technology, as well as the following:

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Improved Clinical Outcomes.    We believe this device is the first implant to offer non-invasively controlled compression or distraction on the bone. The proper compression and increased stability is critical to healing non-unions and preventing future non-unions. We are currently developing a new application of our PRECICE Trauma system that will include the ability to correct rotational malalignment of the bone and address more complex fractures.

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Elimination of Repeat Surgeries.    Our ability to adjust compression of bone non-invasively enables physicians to heal non-unions and prevent future non-unions without multiple surgeries. In addition, our ability to adjust the distraction of bone non-invasively enables physicians to subsequently lengthen the limb, if needed, without additional surgery.

PRECICE HTO System

The PRECICE HTO system was developed to improve mechanical alignment for patients suffering from knee osteoarthritis and consists of a specialized intramedullary nail and our hand-held ERC. High tibial osteotomy, or HTO, procedures are typically performed on patients with osteoarthritis of the medial compartment of the knee who want to return to an active lifestyle after their corrective procedure in a way that a knee replacement generally does not allow. An HTO procedure creates a wedge opening in the upper tibia to realign the knee and take weight off of the osteoarthritic portion. Current techniques often result in sub-optimal alignment because acute corrections during surgery are difficult to perform accurately. Our PRECICE HTO system is designed to enable orthopedic surgeons to adjust the wedge opening over a period of days as needed to optimize the alignment of the knee post-operatively to reduce pain and improve mobility as the patient heals.

We received CE mark for our PRECICE HTO system in 2014 and, as of September 30, 2015, the system has been implanted in 28 patients outside the United States. We have commenced a clinical study, anticipated to include approximately 25 patients, in support of an FDA 510(k) filing that we expect to complete in 2016. In addition to the clinical study, prior to our 510(k) filing, we plan to complete final design verification and validation testing according to our design control procedures. The study is designed to evaluate the safety and efficacy of our PRECICE HTO system using radiographic measurements of the amount and accuracy of the mechanical alignment. We expect clinical study enrollment and six-month follow up to be completed in the second half of 2016, and we anticipate submitting the 510(k) filing to the FDA by the end of 2016.

Limitations of Existing Technologies

Osteoarthritis is a chronic degenerative disorder in which the protective cartilage on the ends of bones wear down over time. This can result in the painful rubbing of bone on bone. Osteoarthritis is caused by aging joints, injury or obesity. In the knee, the medial, or inside, compartment is the most frequent site of early osteoarthritis. Mild osteoarthritis can be treated with conservative therapies such as physical therapy, pain medication, bracing or arthroscopic debridement. More advanced cases of osteoarthritis must be managed with more complex surgical intervention including osteotomies or partial or total knee replacements.

Knee replacement represents the definitive surgical approach to advanced osteoarthritis of the knee. Most knee replacements are reserved for older patients, as knee replacement implants may limit activity levels and are also subject to wear, loosening, infection, fracture and instability. In patients suffering from advanced osteoarthritis but considered too young for a total or partial knee replacement, a high tibial osteotomy is typically utilized as a first line surgical therapy. The goal of a knee osteotomy is to realign the knee structure and shift the body weight off of the damaged area to the side of the knee where cartilage is still healthy. After making an angular osteotomy in the tibia, a wedge is created, bone graft is added and plates and screws are applied to help the bone heal. By shifting weight off of the damaged side of the knee, an osteotomy can relieve pain and significantly improve function in the osteoarthritic knee, allowing the patient to return to full activity levels.

Despite the advantages of knee osteotomies, conventional techniques have demonstrated high variability of success due to the inherent surgical difficulty and resulting uncertainty at the time of surgery regarding the optimal amount of correction. In addition, imprecise preoperative planning, inaccurate wedge cuts, poor control of intraoperative alignment, poor bone graft incorporation and unstable fixation of the osteotomy during bone healing may also contribute to sub-optimal clinical outcomes. Knee osteotomies are also associated with other complications including soft tissue disruption and prolonged and painful recovery times resulting from the profile above the bone of the plates traditionally used to in HTO procedures.

Our Solution

We designed our PRECICE HTO system using our MAGEC technology to simplify a complex acute procedure by enabling orthopedic surgeons to adjust knee alignment over time. Following the initial implantation, our system is designed to offer bidirectional adjustability to either distract or compress an osteotomy wedge. We believe our PRECICE HTO system, if cleared for marketing, will provide all of the benefits of our MAGEC technology, as well as the following:

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Improved Clinical Outcomes.    Our PRECICE HTO system is designed to be non-invasively adjustable at home by patients using our hand-held ERC following implantation to change the angular correction and achieve the optimal alignment for the patient. In contrast to traditional treatments, our PRECICE HTO system uses distraction osteogenesis and can be finely adjusted based on feedback gained from standing x-rays and patient perceptions regarding joint pain. The implant can be immediately adjusted based on real-time patient feedback to achieve an optimal outcome.

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No Profile.    Our PRECICE HTO system has no profile above the bone, minimizing soft tissue disruption following implantation. Unlike the plates that are currently used in conventional HTO procedures, we believe our system will lead to less post-operative pain and shorter recovery times.

Adjustable Lordosing Rod System

Our adjustable lordosing rod system was developed to create the appropriate amount of lordosis to promote proper sagittal balance for patients suffering from degenerative spine disease. Our initial focus is on patients undergoing a revision spinal fusion procedure. Our adjustable lordosing rod system consists of a specialized adjustable spinal rod and our hand-held ERC. The system is being designed such that our ERC can be used at various times after implantation to non-invasively and bi-directionally adjust the lordosing rod to either distract or compress a specific level of the spine. This system is intended to restore the natural curvature of the spine for patients with sagittal imbalances and eliminate its associated pain, functional disability and psychosocial challenges. A version of the device is in development for clinical use, and we intend to perform the first human implantation of the device in 2016. In order to achieve this milestone, we must finalize the product design, complete design verification and complete validation testing in accordance with our design control procedures. We expect these steps to be completed in the second half of 2016 followed by human clinical evaluations at centers outside of the United States.

Limitations of Current Technology

A healthy spine has a natural curvature when viewed from the side. The neck, or cervical, and lower back, or lumbar, regions of the spine contain forward convex curves referred to as lordosis while the middle back, or thoracic, region of the spine contains a backward concave curve referred to as kyphosis. This normal curvature allows equal distribution of forces across the spinal column. Sagittal imbalance refers to an exaggeration or deficiency of normal lordosis or kyphosis. Sagittal imbalance may also be imparted on the spine as a result of a spinal fusion procedure due to the impact of pedicle screws and rods on the biomechanical properties of the spine levels undergoing operation. Sagittal imbalance can lead to pain, functional disability and psychosocial challenges due to a bent over posture also referred to as flat back syndrome. The biomechanical impact of sagittal imbalance can also lead to the progression of degenerative conditions of the spine throughout the spinal column, potentially requiring multiple repeat surgical interventions which are costly and may lead to medical complications.

Corrections of sagittal imbalance are currently conducted after a patient has undergone careful pre-operative evaluation and diagnosis. The orthopedic surgeon often performs osteotomies at several levels of the spine to impart a more natural curvature of the spine. The orthopedic surgeon can also affix pedicle screws and rods to the spine, tightening the rods in order to impart a proper curve. Such procedures are manual, and the clinical outcomes are highly dependent on the skill of the orthopedic surgeon and may be indeterminable until after surgery. Moreover, such procedures are highly invasive and associated with soft tissue disruption, blood loss, lengthy hospital stay, and prolonged patient recovery times. Sagittal imbalance is often associated with thoracolumbar fusion revisions, which can increase in frequency after the first revision and accelerate problems associated with degenerative spine disease. We believe that a successful surgical intervention to restore and maintain lordosis following thoracolumbar revisions would address a compelling unmet clinical need.

Our Solution

We are designing our adjustable lordosing rod system using our MAGEC technology to allow orthopedic surgeons to post-operatively restore the natural curvature of the spine without surgery and overcome the pain, functional disability and psychosocial challenges associated with sagittal imbalance. Our adjustable lordosing rod system is designed to provide all of the benefits of our MAGEC technology, as well as the following:

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Elimination of Repeat Surgeries.    We believe our lordosing rod will enable orthopedic surgeons to non-invasively create an appropriate level of lordosis to restore the natural curvature of the spine and will likely eliminate future surgical interventions related to improper spinal alignment.

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Improved Clinical Outcomes.    Our system is designed to be non-invasively adjustable using our hand-held ERC following implantation to change the amount of lordosis in the lumbar spine. In contrast to current alternatives, our lordosing rod can be finely adjusted based on feedback gained from the patient and standing x-rays post-operatively. The implant can be adjusted at any point prior to the completion of fusion based on the clinical needs of the patient.

Future Applications

In addition to each of our commercial and pipeline products described above, we believe our MAGEC technology is highly adaptable and may be used to develop products to address other significant and unmet opportunities in the orthopedics market. We intend to continue to engage in research and development activities towards identifying additional applications of our MAGEC technology and designing products for those applications.

Our Clinical Evidence

A growing body of published peer-reviewed articles and podium presentations at healthcare conferences supports the safety, clinical performance and economic benefits of our commercial products. In addition, we are currently engaged in a variety of ongoing studies to continue to validate our clinical and economic endpoints. The studies described below illustrate findings pertaining to clinical outcomes and economic benefits of our MAGEC technology that we believe are consistent with the outcomes observed in published literature to date.

MAGEC-EOS Enables Fewer Revision Surgeries

In a case-matched study, researchers at five international institutions engaged in a retrospective review of patients that received our MAGEC-EOS magnetically controlled growing rods, or MCGR, for the treatment of progressive early onset scoliosis. The results of the study were published in the November 2014 edition of Spine Deformity. A retrospective analysis was performed, and 17 MCGR patients met the inclusion criteria, of which 12 had complete data available for analysis. These 12 patients were individually matched to 12 patients that received a traditional growing rod, or TGR, using a multicenter early onset scoliosis registry according to the following parameters: etiology, gender, number of rods implanted, preoperative age and preoperative major curve. There was no statistical difference between the two groups in terms of gender or preoperative age.

The researchers compared major curve correction and gain in spinal and thoracic height for each patient on an annual basis. The table below reflects mean major curve magnitude and spinal height measurements of MGCR and TGR patients at study time points (p-value < 0.01 represents statistical significance):

		Pre Index Surgery (Mean)	Post Index Surgery (Mean)	Latest Follow- Up (Mean)
Major Curve Magnitude (Degrees)	MCGR	59	32	38
	TGR	64	35	42
	p-value	0.43	0.56	0.55

Spinal Height (mm)	MCGR	270	295	307
	TGR	257	303	342
	p-value	0.47	0.70	0.09

Thoracic Height (mm)	MCGR	166	186	189
	TGR	158	189	210
	p-value	0.49	0.82	0.11

The MCGR cohort had 16 total surgeries (12 implantations and four revisions) and 137 non-invasive lengthenings. The MCGR patients had an average 0.54 surgical procedures per year, which includes the initial implantations. The TGR patients had 73 total surgeries (12 implantations, 56 surgical lengthenings and five revisions). The TGR patients had an average of 1.5 surgical procedures per year, which includes the initial implantations.

The table below reflects surgical procedures and complications of MCGR and TGR patients:

	Surgeries	Lengthenings	Surgical Procedures/ Year (Mean)	Experienced at Least One Complication
MCGR	16	137	0.54	33%
TGR	73	56	1.5	92%

Four of 12 MCGR patients, or 33%, experienced at least one complication as compared to 11 of 12, or 92%, of TGR patients. The four MCGR patients experienced four medical complications and eight implant-related complications and each required a surgical intervention, while the 11 TGR patients experienced four surgical site infections, eight medical and 13 implant-related complications.

The researchers concluded that MCGR patients were subjected to significantly fewer planned surgical lengthening procedures, thereby reducing the burden of repeated surgery associated with the TGR technique. Researchers also noted that the number of unplanned surgeries owing to complications is not likely reduced with the MCGR technique.

MAGEC-EOS Enables Cost Savings to the Healthcare System

In order to evaluate the cost differences between a MCGR and TGR for treatment of early onset scoliosis, researchers at Oxford University Hospitals evaluated the costs of all aspects of treatment for patients undergoing an initial MCGR or conversion from TGR to MCGR. The results of this retrospective study were published in the November 2014 edition of European Spine Journal. Data was collected on 14 children who underwent surgery for early onset scoliosis from 2009 over a three-year period. There were six primary MCGR device insertions and eight conversion cases from TGR to MCGR which acted as a cost comparison group. The cumulative financial cost including initial implant insertion, cost of lengthenings, cost of any revision surgeries, and post-operative care were collected for three years.

The researchers used the data collected from this retrospective analysis to develop a projected model of anticipated annual costs for patients undergoing each procedure for the first time. Average annual costs were developed based on a projected average first year cost for each treatment modality. The projected first-year cost was then projected forward four years assuming a 2% inflation rate, twice per year operative lengthening for TGR and four outpatient lengthenings per year for MCGR.

The table below reflects the projected cost of MCGR vs. TGR over a five-year period based on the initial cost from the first year of experience with MCGR:

	Year 1	Year 2	Year 3	Year 4	Year 5	Totals
TGR	£22,460	£7,238	£7,383	£7,531	£7,681	£52,293
MCGR	33,694	2,356	2,403	2,451	2,500	43,405

Total Difference	£(11,234)	£4,882	£4,980	£5,079	£5,181	£8,888

The researchers’ model projected that the overall cost savings from avoiding multiple repeat surgical procedures outweigh the initial expenditure of the MCGR.

PRECICE Enables Highly Accurate and Precise Non-invasive Lengthening

In order to evaluate the accuracy and precision of our PRECICE LLD system, researchers at the Hospital for Special Surgery retrospectively reviewed 24 patients who underwent lengthening of the femur or tibia using our PRECICE LLD system. Of these patients, 17 underwent lengthening of the femur and seven underwent lengthening of the tibia. Accuracy reflected how close the measured lengthening was to the prescribed distraction at each postoperative visit, while precision reflected how close the repeated measurements were to each other over the course of total lengthening period. The researchers also evaluated the PRECICE LLD system in terms of effects on bone alignment, effects on adjacent-joint range of motion and frequency of implant-related and non-implant related complications. The results of the study were published in the March 2014 edition of Clinical Orthopedics and Related Research, a publication of The Association of Bone and Joint Surgeons.

The chart below reflects the follow-up, lengthening, accuracy and precision for all patients.

Bone	Follow-up (weeks)*	Lengthening (mm)*	Accuracy (%)	Precision (%)
Femur + Tibia	14 (3 – 29)	35 (14 – 65)	96	86
Femur	12 (3 – 24)	31 (14 – 48)	98	89
Tibia	17 (3 – 30)	43 (15 – 65)	91	82

*	Values are expressed as mean, with range in parentheses.

The accuracy of distraction was 96% +/- 15% and the precision was 86%.

The researchers encountered one implant-related and six non-implant-related complications that resulted in an additional unplanned visit to the operating room for those patients. The implant-related complication was a nonfunctional distraction mechanism in a femoral lengthening, which was treated with nail exchange.

In addition, the study found that all patients demonstrated continued improvement to achieve their preoperative knee and ankle range of motion and a normal gait pattern within a few months after surgery. Significant unintentional malalignment was not observed in connection with the lengthenings.

Sales and Marketing

We promote, market and sell our products through a global hybrid sales organization comprised of direct sales managers that call on hospital accounts and recruit, develop and train independent sales agencies and consignment distributors. We also sell to stocking distributors in certain international markets. We currently generate revenue from 29 countries internationally, in addition to the United States. All of our sales in the United States are to hospital accounts through independent sales agencies. For the year ended December 31, 2014 and the nine months ended September 30, 2015, international sales represented approximately 45% and 38% of our net revenue, respectively, and the majority of international sales were represented by consignment distributors where the purchase of products is done in their territory and sold on to the hospital customer immediately following the use of product. Our independent sales agencies and consignment distributors are compensated solely on commission based on net sales to hospital customers. We continually evaluate new market opportunities and expect to expand the number of our international markets in 2015.

Manufacturing and Suppliers

We rely on a broad network of third parties to manufacture the components for our products, which we then assemble, sterilize and package. For us to be successful, our suppliers must be able to provide us with components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. We generally do not have long-term contracts with our suppliers and they are not required to provide us with any guaranteed minimum production levels.

Our third-party manufacturers meet FDA, International Organization for Standardization or other quality standards supported by our internal policies and procedures. We believe these manufacturing relationships allow us to work with suppliers who have well-developed specific competencies while minimizing our capital investment, controlling costs and shortening cycle times, all of which we believe allows us to compete with larger volume manufacturers of orthopedic implant products.

There are a limited number of suppliers and third-party manufacturers that operate under the FDA’s current Good Manufacturing Practices, or cGMP, maintain International Organization for Standardization certifications and have the necessary expertise and capacity to manufacture our components. We select our suppliers carefully and our internal quality assurance group conducts comprehensive examinations of prospective supplier facilities. In addition, we and our suppliers are subject to periodic unannounced inspections by U.S. and international regulatory authorities to ensure compliance with quality system regulations.

In most cases, we have redundant manufacturing capabilities for each of our products to ensure our inventory needs are met while maintaining high quality. To date, we have not experienced any difficulty in locating and obtaining the materials necessary to meet demand for our products, and we believe manufacturing capacity is sufficient to meet global market demand for our products for the foreseeable future.

Competition

The medical device industry is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products, and any future products we commercialize will compete against manufacturers of conventional orthopedic implants. To our knowledge there are no other non-invasively adjustable orthopedic implant systems cleared or approved for sale in the United States. We believe that our significant competitors include DePuy Synthes, Medtronic, Smith & Nephew and Orthofix. In particular, DePuy Synthes’ VEPTR and VEPTR II devices and Medtronic’s SHILLA Growth Guidance System directly compete with our MAGEC-EOS system and Smith & Nephew’s and Orthofix’s external fixation and intramedullary skeletal kinetic distractor device directly compete with our PRECICE LLD system. We are also aware of a product called FITBONE that competes against our PRECICE LLD system that has limited commercial presence in certain international markets. Upon entering the market for trauma devices, we expect to compete with therapies from Smith & Nephew, Stryker Corporation, DePuy Synthes and Zimmer Biomet, and in the HTO market with DePuy Synthes and Arthrex. We have no knowledge of, nor can we predict, when devices in development by our competitors might be available for sale. Additionally, we may also face competition from smaller companies that have developed or are developing similar technologies for our addressable markets.

Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may also have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, many of these companies have longer operating histories and greater brand recognition than we do. Because of the size of the orthopedic implant market and the high growth profile of the segments in which we compete, we anticipate that companies will dedicate significant resources to developing competing products. We believe that the principal competitive factors in our markets include:

•	improved outcomes for medical conditions;

•	acceptance by orthopedic surgeons;

•	acceptance by the patient community;

•	ease of use and reliability;

•	product price and qualification for reimbursement;

•	technical leadership and superiority;

•	effective marketing and distribution; and

•	speed to market.

We cannot assure you that we will be able to compete effectively against our competitors in regard to any one or all of these factors. Our ability to compete effectively will depend on the acceptance of our products by orthopedic surgeons, hospitals and patients, and our ability to achieve better clinical outcomes than products developed by our existing or future competitors. In addition, many of our competitors could use their superior financial resources to develop products that have features or clinical outcomes similar to our products, which would harm our ability to successfully compete.

Coverage and Reimbursement

In the United States, our currently approved products are commonly treated as general supplies utilized in orthopedic surgery and if covered by third-party payors, are paid for as part of the surgical procedure. Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain sufficient coverage and reimbursement from healthcare payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ policies would have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

Based on our experience to date, third-party payors generally reimburse for the surgical procedures in which our products are used, as long as the patient meets the established medical necessity criteria for surgery. Some payors are moving toward a managed care system and control their health care costs by limiting authorizations for surgical procedures, including elective procedures using our devices. Reimbursement decisions by particular third-party payors may depend upon a number of factors, including each payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	appropriate and medically necessary for the specific indication;

•	cost effective; and

•	neither experimental nor investigational.

The Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, sets coverage and reimbursement policies for the Medicare program in the United States. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology, or CPT, code. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement. Specifically, Australia now requires clinical data for clearance and reimbursement be in the form of prospective, multi-center studies, a high bar not previously applied. In addition, in France, certain innovative devices have been identified as needing to provide clinical evidence to support a “mark-specific” reimbursement.

It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so. For instance, in 2014 the NHS Commissioning Board, known as NHS England, commissioned the MAGEC-EOS technology for the treatment of scoliosis in certain children, establishing coverage and payment for the device. Failure to obtain favorable payor policies could have a material adverse effect on our business and operations.

Rigorous economic models of applications of the MAGEC-EOS technology have been developed and results have concluded that the cost impact of MAGEC-EOS is offset by eliminating repeated conventional growing rod surgical lengthenings. These results have been provided in peer reviewed presentations and publications and support the value proposition of the MAGEC-EOS technology.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. Because the cost of our products generally is recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our products.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products.

The implementation of the Affordable Care Act for example has the potential to change healthcare financing and delivery by both governmental and private insurers substantially, and to affect medical device manufacturers significantly. The Affordable Care Act imposed, among other things, a new federal excise tax on the sale of certain medical devices, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments to the statute, will stay in effect through 2024 unless congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or product candidates or additional pricing pressure.

Government Regulation

Our products and our operations are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain authorization before commencing clinical trials or obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside the United States before we can commence clinical trials or commercialize our products in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, postmarket surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device under the 510(k) marketing clearance pathway, as described in further detail below, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Our currently marketed products are Class II or unclassified devices that have received 510(k) clearance.

510(k) Marketing Clearance Pathway

Our current products are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is ‘‘substantially equivalent’’ to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. Our original 510(k) clearance for the predecessor version of our MAGEC-EOS system referenced the Harrington Rod System, a pre-amendment device, as our predicate device to which we demonstrated substantial equivalence. The original clearance for the predecessor version of our PRECICE LLD system was based on the FDA’s finding of substantial equivalence to the Orthodyne/Orthofix ISKD device. We subsequently obtained new 510(k) clearances for additional features and improvements to the original versions of our devices using our previously-cleared devices as the predicates. Our currently marketed products, the MAGEC-EOS system and the PRECICE LLD system, have received 510(k) clearance on the basis of the FDA’s finding of substantial equivalence to the previously-cleared versions of each of these products, which served as our predicates in our respective premarket notification submissions for our currently-marketed products. Notwithstanding the fact that the MAGEC-EOS and PRECICE LLD systems were originally cleared for marketing on the basis of substantial equivalence to other devices, we believe our products are the only FDA-cleared or approved devices currently on the market that enable non-invasive adjustment of orthopedic implants. The FDA’s 510(k) clearance process usually takes from nine to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. A company files for a de novo approval when it does not have a predicate to which it can claim substantial equivalence. Once a de novo application is reviewed and approved, it results in the device having a Class II status and future devices from the company or a competitor may use the company de novo-approved device as a 510(k) predicate. A de novo approval is reserved for Class II moderate risk devices and a company must show that special controls can be created which subsequent applicants can follow to obtain a 510(k) clearance. The advantage of the de novo approval is that it requires less data than a PMA. The disadvantage is that it may require more data than a 510(k) and most often will include human clinical data. FDA is increasingly moving devices with slightly different proposed indication statement or different technological features off the 510(k) path and on to the de novo path resulting in more time and expense for the company.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. FDA is scheduled to release to Congress new guidance on the responsibilities of a manufacturer when they modify a currently marketed device. FDA’s previous proposed guidance was withdrawn by FDASIA in 2012. It remains to be seen what FDA’s new proposal contains. It may require more 510(k)s to be filed than in the past.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process, and such proposals could include increased requirements for clinical data and a longer review period. Specifically, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in July 2014, published a new guidance document governing the review process for the clearance of medical devices. Specifically, FDA has adopted new practices related to the acceptance of 510(k) applications which could place a higher standard on data and evidence provided to the FDA and a reduced ability to definitionally (i.e. same intended use, same technological characteristics) consider other devices as potential predicates. The FDA intends these reform actions to improve the efficiency and transparency of the 510(k) clearance process, as well as bolster patient safety. In addition, as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are approved under a PMA and we currently have no plans to develop products that would require a PMA. However, we may in the future develop devices which will require the approval of a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling and claims regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

•	the federal Physician Sunshine Payment Act and various state laws on reporting remunerative relationships with health care customers;

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The federal Anti-kickback statute (and similar state laws) prohibiting certain illegal remuneration to physicians and other health care providers that may financially bias prescription decisions and result in an over-utilization of goods and services reimbursed by the federal government;

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The False Claims Act (and similar state laws) which prohibits conduct on the part of a manufacturer which may cause or induce an inappropriate reimbursement for devices reimbursed by the federal government;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with the new federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to FDA’s Global Unique Device Identification Database (GUDID);

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export or import approvals for our products; or

•	criminal prosecution.

Regulation of Medical Devices in the EEA

There is currently no premarket government review of medical devices in the EEA (which is comprised of the 28 Member States of the EU plus Norway, Liechtenstein and Iceland). However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I to Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low-risk medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a Notified Body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. The notified body would typically audit and examine a products’ technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive and applicable European and International Organization for Standardization standards, as implemented or adopted in the EEA member states. Clinical trials for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of adverse event reports during a study and may request a copy of the final study report.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

In October 2013, the European Parliament approved a package of reforms to the European Commission’s proposals. Under the revised proposals, only designated “special notified bodies” would be entitled to conduct conformity assessments of high-risk devices, such as active implantable devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group (a new, yet to be created, body chaired by the European Commission, and representatives of Member States) for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

If finally adopted, the Medical Devices Regulation is expected to enter into force sometime in 2016 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance, and provide for more strict clinical evidence requirements.

We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

•	design, development, manufacturing and testing;

•	product standards;

•	product safety;

•	product safety reporting;

•	marketing, sales and distribution;

•	packaging and storage requirements;

•	labeling requirements;

•	content and language of instructions for use;

•	clinical trials;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	import and export restrictions;

•	tariff regulations, duties and tax requirements;

•	registration for reimbursement; and

•	necessity of testing performed in country by distributors for licenses.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

Company anticipates that the Medical Devices Regulation will enter into force in 2016. We expect this revised regulation to include further controls and requirements on the following activities:

•	high level of request for premarket clinical evidence for high risk devices;

•	increased scrutiny of technical files for implantable devices;

•	monitoring of notified bodies, by independent auditors;

•	increased requirements regarding vigilance and product traceability (specifically related to labeling requirements); and

•	increased regulation for non-traditional roles such as importer and distributor.

Federal and State Fraud and Abuse and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal, and state anti-kickback and false claims laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

The federal Anti-Kickback Statute (and similar state laws) prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including stock, stock options, and the compensation derived through ownership interests.

Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device manufacturers, healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Our arrangements with physicians, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (described below). Violations of the Anti-Kickback Statute can result in imprisonment, exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including criminal fines of up to $5,000 and imprisonment of up to five years. Violations are subject to civil monetary penalties up to $50,000 for each violation, plus up to three times remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act of up to $11,000 for each claim submitted, plus up to three times the amounts paid for such claims. Even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business, including our independent distributors. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities. The majority of states also have anti-kickback laws which establish similar prohibitions and in some cases may apply more broadly to items or services covered by any third-party payor, including commercial insurers and self-pay patients.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the civil False Claims Act. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

In addition, private parties may initiate “qui tam” whistleblower lawsuits against any person or entity under the False Claims Act in the name of the government and share in the proceeds of the lawsuit. Penalties for False Claim Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government and, most critically, may provide the basis for exclusion from the federally funded healthcare program. On May 20, 2009, the Fraud Enforcement Recovery Act of 2009, or FERA, was enacted, which modifies and clarifies certain provisions of the False Claims Act. In part, the FERA amends the False Claims Act such that False Claims Act penalties may now apply to any person, including an organization that does not contract directly with the government, who knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim paid in part by the federal government.

The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. For example, the advertising and promotion of our products is subject to EEA Directives concerning misleading and comparative advertising and unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals. Also, many U.S. states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs.

Additionally, there has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to healthcare professionals or entities. The federal Physician Payment Sunshine Act imposes annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians (including physician family members) and teaching hospitals, as well as ownership and investment interests held by physicians. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1 million per year for “knowing failures.” Manufacturers must submit reports by the 90th day of each calendar year. Certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements.

Data Privacy and Security Laws

We are also subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers, such as HIPAA in the United States. HIPAA created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Under HIPAA, the Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities including health care providers and their business associates. HIPAA also regulates standardization of data content, codes and formats used in health care transactions and standardization of identifiers for health plans and providers. HIPAA violations carry civil and criminal penalties, including civil monetary penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation on behalf of residents of his or her state.

We have developed and implemented processes designed to comply with these regulations, specifically in the training process for our field sales team. The requirements under these regulations may change periodically and could have an effect on our business operations if compliance becomes substantially more costly than under current requirements. Additionally, a breach of unsecured protected health information, such as by employee error or an attack by an outsider, could have an adverse effect on our business in terms of potential penalties and corrective action required. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that are applicable to our business. New laws governing privacy may be adopted in the future as well. State privacy laws can also be more stringent and more broadly applicable than HIPAA. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In the European Union, we are subject to laws relating to our collection, control, processing and other use of personal data (i.e. data relating to an identifiable living individual). We process personal data in relation to our operations. We process data of both our employees and our customers, including health and medical information. The data privacy regime in the EU includes the EU Data Protection Directive (95/46/EC) regarding the processing of personal data and the free movement of such data, the E-Privacy Directive 2002/58/EC and national laws implementing each of them. As each, EU Member State has transposed the requirements laid down by this Privacy and Data Protection Directive into its own national data privacy regime and therefore the laws differ significantly by jurisdiction. We need to ensure compliance with the rules in each jurisdiction where we are established or are otherwise subject to local privacy laws.

The requirements include that personal data may only be collected for specified, explicit and legitimate purposes based on a legal grounds set out in the local laws, and may only be processed in a manner consistent with those purposes. Personal data must also be adequate, relevant, not excessive in relation to the purposes for which it is collected, be secure, not be transferred outside of the EEA unless certain steps are taken to ensure an adequate level of protection and must not be kept for longer than necessary for the purposes of collection. To the extent that we process, control or otherwise use sensitive data relating to living individuals (for example, patients’ health or medical information), more stringent rules apply, limiting the circumstances and the manner in which we are legally permitted to process that data and transfer that data outside of the EEA. In particular, in order to process such data, explicit consent to the processing (including any transfer) is usually required from the data subject (being the person to whom the personal data relates).

We are subject to the supervision of local data protection authorities in those jurisdictions where we are established or otherwise subject to applicable law.

We depend on a number of third parties in relation to our provision of our services, a number of which process personal data on our behalf. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. Where we transfer personal data outside the EEA, we do so in compliance with the relevant data export requirements. We take our data protection obligations seriously, as any improper disclosure, particularly with regard to our customers’ sensitive personal data, could negatively impact our business and/or our reputation.

Local laws are amended from time to time, and guidance is issued frequently by regulators. Any changes in law and new guidance may impact, and require changes to, our current operations. Additionally, on January 25, 2012, the European Commission published its draft EU Data Protection Regulation. On March 12, 2014, the European Parliament formally passed a revised proposal of the Regulation, and the Council of the European Union published its general approach on June 15, 2015. Trilogue discussion between the European Commission, European Parliament and Council of the European Union are currently ongoing and are expected to be finalized by the end of 2015, taking into account the two year implementation period, the earliest the terms would be in force would be the end of 2017. The current form of the Regulation proposes significant changes to the EU data protection regime. Unlike the Privacy and Data Protection Directive, the Regulation has direct effect in each EU Member State, without the need for further enactment. When implemented, the Regulation will likely strengthen individuals’ rights and impose stricter requirements on companies processing personal data. There are similar privacy laws in a number of other countries in which we operate and in the future new privacy laws may be enacted countries that do not have privacy laws today. Significant changes in the current draft of the Regulation include: (1) the need for consent to processing to always be explicit; (2) extended information duties; (3) tougher sanctions (as currently drafted, the applicable data protection authority may be able to impose a fine of up to EUR 100 million or five percent of annual worldwide turnover, whichever is greater); and (4) increased rights of the data subject and a requirement to notify the data protection authority of data breaches. As the Regulation has not yet made its full progression through the legislative process, it is not currently possible to assess its full impact on our business. As the Regulation has not yet made its full progression through the legislative process, it is not currently possible to assess its full impact on our business.

These existing and proposed laws, regulations and guidance can be costly to comply with and can delay or impede the development of new products and/or entry into new markets, increase our operating costs, require significant management time and attention, increase our risk of non-compliance and subject us to claims and other remedies, including fines, demands that we modify or cease our existing practices and/or negative publicity and reputational harm.

Anti-Bribery and Corruption Laws

Our U.S. operations are subject to the FCPA. We are required to comply with the FCPA, which generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business or other benefits. In addition, the FCPA imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. We also are subject to similar anticorruption legislation implemented in Europe under the Organization for Economic Co-operation and Development’s Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

Intellectual Property

Our success depends upon our ability to protect our intellectual property. For protection of our intellectual property, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. As of September 30, 2015, we owned 25 issued patents globally, of which 20 were issued U.S. patents. As of September 30, 2015, we owned 61 patent applications pending globally, of which 33 were patent applications pending in the United States. As of September 30, 2015, 19 of our U.S. issued patents have pending continuations or divisionals in process which may provide additional intellectual property protection if issued as U.S. patents. Our issued patents expire between 2025 and 2033, subject to payment of required maintenance fees, annuities and other charges. As of September 30, 2015, we also owned three U.S. trademark registrations and five foreign trademark registrations, as well as seven pending U.S. trademark registrations.

We also rely upon trade secrets, know-how, continuing technological innovation, and may in the future rely upon licensing opportunities, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information. We will continue to vigorously defend the proprietary innovations of our MAGEC technology and continue to expand our intellectual property portfolio.

Employees

As of September 30, 2015, we employed 107 full-time employees. Of our full-time employees, 29% were engaged in sales and marketing, 29% in research and development, 30% in manufacturing operations and 12% in general and administrative activities. We plan to continue to expand our business through commercialization of our current products and to develop our pipeline opportunities. To support this growth, we will continue to expand managerial, operations, development, regulatory, sales, marketing, finance and other functions. None of our employees are subject to a collective bargaining agreement, and we consider our employee relations to be good.

Facilities

We occupy approximately 52,000 square feet of office and manufacturing space in Aliso Viejo, California under a lease which expires in 2020. We believe that our current facilities are suitable and adequate to meet our current needs. We may add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of October 15, 2015:

Name	Age	Position
Executive Officers
Edmund J. Roschak	48	President, Chief Executive Officer and Director
Robert Krist	66	Chief Financial Officer
Jeff Rydin	48	Chief Sales Officer
Michael D. Moeller	59	Senior Vice President, Research and Development and Operations
Non-Employee Directors
Michael R. Henson	69	Chairman of the Board of Directors
John T. Kilcoyne	56	Director
Paul A. Mieyal, Ph.D.	46	Director
Thomas Thaler, Ph.D.	59	Director

Executive Officers

Edmund J. Roschak has served as our President and Chief Executive Officer and as a member of our board of directors since September 2011. From October 2010 to September 2011, Mr. Roschak served as our Chief Operating Officer. Prior to joining Ellipse, Mr. Roschak was employed for nearly ten years by Broncus Technologies, Inc. (now Broncus Medical, Inc.), a medical device company focused on developing devices for the treatment of lung diseases, including serving as their Senior Vice President of Research and Development from January 2007 to February 2010. During his time there, Broncus completed the spin-off of Asthmatx, a less-invasive catheter-based bronchial thermoplasty medical device company which was later acquired by Boston Scientific. Mr. Roschak received a B.S. in mechanical engineering from the University of California, Santa Barbara and an M.B.A. from the University of Oregon. We believe that Mr. Roschak is qualified to serve as a member of our board of directors because of the perspective he brings as our Chief Executive Officer and his management and operational experience in the medical device industry.

Robert Krist has served as our Chief Financial Officer since August 2015. Prior to joining Ellipse, Mr. Krist served as Chief Financial Officer at Endologix, Inc., a medical device company, from August 2004 to December 2012. From March 2003 to May 2004, Mr. Krist served as Chief Financial Officer at CardioNet, Inc., a cardiac outpatient telemetry company. Mr. Krist received a B.S. in Physics from Villanova University and an M.B.A. from the University of Southern California.

Jeff Rydin has served as our Chief Sales Officer since August 2015. Prior to joining Ellipse, Mr. Rydin served as a consultant at NuVasive, Inc., a medical device company, or NuVasive, from April 2013 to July 2015, and as President of Global Sales at NuVasive from December 2005 to March 2013. Mr. Rydin has served as a member of the Board of Directors at Minimally Invasive Devices, Inc., a medical device company, since August 2013. Mr. Rydin received a B.A. in Social Ecology from the University of California, Irvine.

Michael D. Moeller has served as our Senior Vice President, Research and Development and Operations since July 2015. From September 2011 to July 2015, Mr. Moeller served as our Vice President, Operations. Prior to joining us, Mr. Moeller served as the Director of Manufacturing and Pilot Engineering at Medtronic Ablation Frontiers LLC, a medical technology company, from January 2008 to may 2011. Mr. Moeller received a B.S. in mechanical engineering from California Polytechnic State University, San Luis Obispo.

Non-Employee Directors

Michael R. Henson has served as Chairman of our board of directors since our inception in June 2005. Mr. Henson currently serves as a member of our board of directors as designated by the majority of the holders of shares of our Series A-1 and Series A-2 convertible preferred stock, voting as a single class, pursuant to the terms of our third amended and restated investors’ rights agreement, or our investors’ rights agreement, among us and the holders of our convertible preferred stock. Mr. Henson has founded or co-founded 18 medical device firms. Since 2014, Mr. Henson has served as Chairman of the board of Vascular Dynamics, Inc., a medical device company. In 2004, Mr. Henson co-founded MiCardia Corporation, a medical device company, and has served as the Chairman of its board since its founding. Also in 2004, Mr. Henson founded MedFocus Fund II, LLC, as well as HBM-MedFocus LLC in conjunction with HBM Healthcare Investments, a life science venture capital firm in Europe. In 2000, Mr. Henson founded MedFocus Fund, LLC, a medical technology venture capital firm, in combination with Japan Asia Investment Company, Ltd., a public venture capital firm in Japan. Mr. Henson received a B.S. in business administration from Ball State University and an M.B.A. from Ohio State University. We believe that Mr. Henson’s management and investment experience in the medical device industry qualifies him to serve on our board of directors.

John T. Kilcoyne has served as a member of our board of directors since November 2006. Mr. Kilcoyne currently serves as a member of our board of directors as designated by the majority of the other directors designated to serve on our board of directors pursuant to the terms of our investors’ rights agreement. Mr. Kilcoyne has served as Chief Executive Officer and President of ReVision Optics, Inc., a medical device company, since February 2011, and from 2004 to 2010, Mr. Kilcoyne served as Chairman, President and Chief Executive Officer of Micrus Endovascular Corporation, a medical device company, where he guided the company in its sale to Johnson & Johnson in September 2010. From 2009 to 2011, Mr. Kilcoyne served as a Director at Embrella Cardiovascular, Inc., a medical device company acquired by Edwards Lifesciences in 2011. Mr. Kilcoyne received a B.S. in hotel administration from Cornell University. We believe that Mr. Kilcoyne’s management and operational experience in the medical device industry qualifies him to serve on our board of directors.

Paul A. Mieyal, Ph.D. has been a member of our board of directors since 2010, when he was designated to serve on our board of directors by Wexford Capital LP, or Wexford, pursuant to our investors’ rights agreement. Dr. Mieyal has been a Vice President of Wexford since October 2006. From January 2000 through September 2006, he was Vice President in charge of healthcare investments for Wechsler & Co., Inc., a private investment firm and registered broker-dealer. Dr. Mieyal is also a director of Nephros, Inc., a publicly traded medical device company, and several private companies including Microbiogen Pty Ltd, Interventional Spine, Inc. and Optiscan Biomedical Corporation. He previously served on the board of directors of Nile Therapeutics, Inc., Sophono, Inc., OncoVista Innovative Therapies, Tigris Pharmaceuticals, Inc., Onset Medical Corporation, GlobeImmune, Inc. and Reverse Medical Corporation. Dr. Mieyal received his B.A. in chemistry and psychology from Case Western Reserve University and a Ph.D. in pharmacology from New York Medical College, and is a Chartered Financial Analyst. We believe that Dr. Mieyal’s experience in investment banking in the healthcare industry, as well as his experience serving on boards of directors of other public companies, qualifies him to serve on our board of directors.

Thomas Thaler, Ph.D. has served as a member of our board of directors since June 2011, when he was designated to serve on our board of directors by HBM Healthcare Investments (Cayman) Ltd. pursuant to our investors’ rights agreement. Dr. Thaler has been an investment advisor at HBM Partners AG since February 2006. From April 2000 to January 2006, Dr. Thaler served as a senior equity analyst at Bank Julius Baer covering medical technology and healthcare service companies. Dr. Thaler currently serves as a director of Vascular Dynamics, Inc., ValCare Medical, Inc., Tensys Medical, Inc., Interventional Spine, Inc. and MiCardia, Inc which are medical device companies. Dr. Thaler received an M.S. in management, technology and economics, an M.Sc. and a Ph.D. in life sciences from the Swiss Federal Institute of Technology, (ETH) Zurich. We believe that Dr. Thaler’s investment banking experience in the medical technology and healthcare services industries qualifies him to serve on our board of directors.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of five members. Our board of directors has determined that             ,             ,             ,             and             are independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Effective upon the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be and , and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least 66-2/3% of our outstanding voting stock then entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently led by its chairman, Michael R. Henson. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of Chief Executive Officer and chairman of the board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the company and the day-to-

day leadership and performance of the company, while the chairman of the board of directors provides guidance to the Chief Executive Officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors.

Our board of directors has determined that all of the members of each of the board’s three standing committees are independent as defined under the rules of NASDAQ. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related person transactions and reviewing and monitoring compliance with our code of business conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

            ,              and              will serve as members of our audit committee after the completion of this offering.              will serve as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that              is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our board of directors has determined that each of             ,              and              is independent under the applicable rules of the SEC and NASDAQ. Upon the listing of our common stock on NASDAQ, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

The compensation committee reviews and approves policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves the issuance of stock options and other awards under our equity incentive plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

            ,              and              will serve as members of our compensation committee after the completion of this offering.              will serve as the chairperson of the committee. Our board has determined that each of             ,              and              is independent under the applicable rules and regulations of NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Code. Upon the listing of our common stock on NASDAQ, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters.

            ,              and              will serve as members of our nominating and corporate governance committee after the completion of this offering.              will serve as the chairman of the committee. Our board has determined that each of             ,              and              is independent under the applicable rules and regulations of NASDAQ relating to nominating and corporate governance committee independence. Upon the listing of our common stock on NASDAQ, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Investor Relations—Corporate Governance section of our website at www.ellipse-tech.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program offered to our chief executive officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2014, whom we refer to as our named executive officers, or NEOs. For the year ended December 31, 2014, our NEOs were:

•	Edmund J. Roschak, President and Chief Executive Officer;

•	Michael D. Moeller, Vice President, Operations(1); and

•	Stuart D. Gomm, Vice President, U.S., Asia Pacific and Latin American Sales.(2)

(1)	Mr. Moeller has served as our Senior Vice President, Research and Development and Operations since July 2015.
(2)	Mr. Gomm ceased serving as our Vice President, U.S., Asia Pacific and Latin American Sales in August 2015.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

2014 Summary Compensation Table

The following table sets forth total compensation paid to our NEOs for the year ended December 31, 2014.

Name and Principal Position	Year Ended December 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Edmund J. Roschak	2014	267,070	96,145	—	12,000	—	375,215
President and Chief Executive Officer

Michael D. Moeller	2014	240,591	43,306	—	—	—	283,897
Vice President, Operations

Stuart D. Gomm	2014	220,000	104,078	—	—	—	324,078
Vice President, U.S., Asia Pacific and Latin American Sales

(1)

Represents the aggregate grant date fair value of the option awards granted to our NEOs in 2014 computed in accordance with FASB ASC Topic 718. For a description of the assumptions used in valuing these awards, see Note 9 to our audited financial statements included elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for our NEOs are base salary, annual cash bonuses and long-term, equity-based compensation awards. Our NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees.

Base Salary

Our NEOs receive base salary to compensate them for the satisfactory performance of duties to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Our board of directors, or its designee, reviews each NEO’s performance annually and any adjustments to such individual’s compensation will be made by the board of directors, or its designee, in its sole discretion.

Effective August 1, 2014, Mr. Roschak’s annual base salary was increased from $260,000 to $278,200. Effective January 1, 2015, Mr. Roschak’s annual base salary was increased from $278,200 to $311,600.

Effective July 1, 2014, Mr. Moeller’s annual base salary was increased from $235,000 to $246,750. Effective July 1, 2015, Mr. Moeller’s annual base salary was increased from $246,750 to $261,555.

Mr. Gomm did not receive any base salary adjustments during 2014.

Annual Cash Bonuses

Our NEOs have the opportunity to earn discretionary annual performance bonuses based on the achievement of short-term performance goals, as determined by our board of directors in its sole discretion. Each of Mr. Roschak, Mr. Moeller and Mr. Gomm is eligible to receive an annual bonus with a target amount equal to 40%, 20% and 40%, respectively, of his annual base salary.

In determining 2014 annual bonuses for Mr. Roschak and Mr. Moeller, our board of directors considered our achievement of financial objectives, clinical development objectives and operational goals and the individual NEO’s contributions to these successes. In light of the company’s strong revenue and cash flow performance during 2014, the board of directors determined to pay out annual bonuses for these executives at 90% of target. The actual amounts that our board of directors elected to pay to Mr. Roschak and Mr. Moeller as annual bonuses for 2014 are set forth in the “Bonus” column of the 2014 Summary Compensation Table above.

Mr. Gomm was eligible for annual incentive compensation under a sales commission plan. In determining the 2014 annual bonus for Mr. Gomm, our board of directors considered our achievement relative to certain revenue and case goals under Mr. Gomm’s sales commission plan. In order to reward our higher than anticipated sales results and the exceptional efforts of the sales team to support the case load, the board of directors determined to pay out Mr. Gomm’s annual bonus at 118% of target. The actual amount that our board of directors elected to pay to Mr. Gomm under his sales commission plan for 2014 is set forth in the “Bonus” column of the 2014 Summary Compensation Table above.

Equity-Based Compensation

We generally offer stock options to our employees, including our NEOs, as the long-term incentive component of our compensation program. We typically grant options to employees when they commence employment with us and may thereafter grant additional options in the discretion of our board of directors or its compensation committee. Our stock options allow employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors, and may be intended to qualify as “incentive stock options” under the Code.

Our stock options typically vest as to 25% of the shares subject to the option on the first anniversary of the grant date (or service commencement date for initial grants) and as to the remaining shares subject to the option in 36 substantially equal monthly installments thereafter, subject to the holder’s continued service with us. From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees.

On July 15, 2014, we granted to Mr. Roschak an option to purchase 150,000 shares of our common stock with an exercise price per share of $0.08. These shares vest in accordance with the standard four-year time-based vesting schedule described above, with vesting to commence as of July 15, 2014, and have a term of ten years from the date of grant.

In connection with this offering, we intend to adopt a new incentive plan to facilitate the grant of cash and equity incentives to our directors, employees and consultants and to enable our company to obtain and retain the services of these individuals. Additional information about our new incentive plan is provided in the section titled “Incentive Plans—2015 Incentive Award Plan” below.

Retirement, Health, Welfare and Additional Benefits

Our NEOs are eligible to participate in our employee benefit plans and programs, including medical and dental benefits and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We do pay for the health insurance premiums and group term life insurance coverage for our NEOs. We also sponsor a 401(k) defined contribution plan in which our NEOs may participate, subject to limits imposed by the Code, to the same extent as all of our other full-time employees. We do not currently provide company matching contributions under our 401(k) plan. We do not provide any significant perquisites or special personal benefits to our NEOs.

Outstanding Equity Awards at 2014 Fiscal Year-End

The table below summarizes the aggregate stock and option awards held by our NEOs as of December 31, 2014.

			Option Awards
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date
Edmund J. Roschak	6/11/10	6/8/10	10,000	—	0.06	6/08/20
	10/11/10	10/8/10	189,403	—	0.06	10/08/20
	3/11/11	3/8/11	2,035	709	0.06	3/08/21
	12/07/11	12/4/11	128,836	221,233	0.04	12/04/21
	12/06/12	12/4/12	87,879	312,905	0.04	12/04/22
	7/31/13	7/29/13	35,479	64,521	0.04	7/29/23
	12/12/13	12/10/13	13,150	36,850	0.08	12/10/23
	7/15/14	7/12/14	—	150,000	0.08	7/12/24

Michael D. Moeller	12/07/11	12/4/11	76,712	23,288	0.04	12/04/21
	5/24/12	5/22/12	16,284	8,716	0.04	5/22/22
	12/06/12	12/4/12	10,171	14,829	0.04	12/04/22
	12/12/13	12/10/13	—	25,000	0.08	12/10/23

Stuart D. Gomm	5/24/12	5/22/12	66,623	123,764	0.04	5/22/22
	12/06/12	12/4/12	9,384	24,144	0.04	12/04/22
	12/12/13	12/10/13	6,575	18,425	0.08	12/10/23

(1)

All stock options reflected have been granted under the 2005 Stock Plan and vest as to 25% of the total shares subject to the option on the first anniversary of the vesting commencement date, and as to the remaining 75% of the shares subject to the option, in 36 substantially equal monthly installments over a period of three years thereafter. All such options are subject to accelerated vesting in certain circumstances as provided in the section entitled “Incentive Plans—2005 Stock Plan” below.

Offer Letters

Edmund J. Roschak

On October 4, 2010, we entered into an offer letter with Edmund J. Roschak, our Chief Executive Officer. Mr. Roschak is an at-will employee and has a full time commitment. Pursuant to the terms of his offer letter, as amended, Mr. Roschak is entitled to severance in the event of certain terminations of employment. In the event Mr. Roschak’s employment is terminated by us without cause and other than by reason of disability or he resigns for good reason, subject to his timely executing a release of claims in our favor, he is entitled to receive 12 months of continued base salary so long as he does not engage in competing activities with us.

For purposes of Mr. Roschak’s offer letter:

•

“Cause” generally means Mr. Roschak’s (1) willful misconduct causing material harm to us (which has not been discontinued within 30 days after written notice from us describing such misconduct); (2) material act or omission involving gross negligence in the performance of his duties to, or material deviation from any of the policies or directives of, our company, other than a deviation taken in good faith by him for our benefit; (3) conviction of, or plea of nolo contendere, to a felony that we reasonably believe has had or will have a material detrimental effect on our reputation or business; or (4) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against, and causing material harm to, us.

•

“Good reason” generally means, subject to certain notice requirements and cure rights, without Mr. Roschak’s consent, (1) a material diminution in his duties, authority or responsibilities; (2) a material reduction in his base salary or incentive opportunity; (3) a material reduction in his health, welfare and/or retirement benefits (other than in connection with a reduction applicable to our senior executives generally); (4) a material change in the geographic location of his principal work location by more than 25 miles; or (5) a material breach by us of our obligations under his offer letter.

Jeff Rydin

On July 13, 2015, we entered into an offer letter with Jeff Rydin, our Chief Sales Officer. Pursuant to the terms of his offer letter, Mr. Rydin will have an initial base salary of $300,000 and will be eligible for an annual year-end discretionary bonus of up to 33% of his base salary based on the goals and expectations we establish, as well as our financial condition. In connection with his employment, Mr. Rydin will also receive an initial equity grant of an option to purchase up to 992,222 shares of our common stock with 25% of the shares vesting on the first anniversary and 1/48 vesting on a monthly basis thereafter. Further, Mr. Rydin is an at-will employee and has a full time commitment.

Robert Krist

On July 31, 2015, we entered into an offer letter with Robert Krist, our Chief Financial Officer. Pursuant to the terms of his offer letter, Mr. Krist will have an initial base salary of $275,000 and will be eligible for an annual year-end discretionary bonus of up to 37% of his base salary based on the goals and expectations we establish, as well as our financial condition. In connection with his employment, Mr. Krist will also receive an initial equity grant of an option to purchase up to 992,222 shares of our common stock with a standard four-year vesting period. Further, Mr. Krist is an at-will employee and has a full time commitment.

Incentive Plans

2015 Incentive Award Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve a 2015 Incentive Award Plan, or the 2015 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2015 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2015 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2015 Plan. Following our initial public offering, the 2015 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2015 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2015 Plan. The plan administrator will also set the terms and conditions of all awards under the 2015 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of             shares of our common stock will initially be available for issuance under awards granted pursuant to the 2015 Plan. The number of shares initially available for issuance will be increased by (1) the number of shares represented by awards outstanding under our 2005 Plan (defined below) as of the effective date of the 2015 Plan that are forfeited, lapse unexercised or are settled in cash after such date and (2) an annual increase on January 1 of each calendar year beginning in 2016 and ending in 2025, equal to the least of (a)            shares, (b) 4% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (c) such smaller number of shares as determined by our board of directors. No more than             shares of common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2015 Plan may be authorized but unissued shares, or shares purchased in the open market or treasury shares.

If an award under the 2015 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2015 Plan. Awards granted under the 2015 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2015 Plan.

Awards

The 2015 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, stock appreciation rights, or SARs and other stock or cash based awards. Certain awards under the 2015 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2015 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any. Stock options (and SARS, described below) under the 2015 Plan will be forfeited if the holder violates any applicable non-compete, non-solicitation, confidentiality or similar restrictive covenant with us.

SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock and RSUs.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other Stock or Cash Based Awards.    Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease, peer group results or market performance indicators or indices. The administrator may provide for the exclusion of the impact of an event or occurrence that the administrator determines should be appropriately excluded with respect to performance awards.

Provisions of the 2015 Plan Relating to Director Compensation

The 2015 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2015 Plan’s limitations. Prior to commencing this offering, our stockholders will approve the initial terms of our non-employee director compensation program, which is described below under the heading “—Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with FASB ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $        , increased to $        in the fiscal year of a non-employee Director’s initial service. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2015 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available and replacing or terminating awards under the 2015 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2015 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2015 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2015 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

The administrator may amend or terminate the 2015 Plan at any time; however, stockholder approval will be obtained to the extent necessary to comply with applicable laws, and no amendment, other than an increase to the overall share limit under the 2015 Plan, may materially and adversely affect any outstanding award without the affected participant’s consent. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2015 Plan after the tenth anniversary of the date on which our board of directors adopts the 2015 Plan.

Securities Laws

The 2015 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2015 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the 2015 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2015 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs.    A 2015 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2015 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2015 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling an SAR, a 2015 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs.    A 2015 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2015 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock or performance shares, and we will not be entitled to any additional tax deduction.

Other Stock or Cash Based Awards.    A 2015 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2015 Employee Stock Purchase Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve a 2015 Employee Stock Purchase Plan, or the ESPP. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of considering the ESPP and, accordingly, this summary is subject to change.

Shares Available; Administration

A total of             shares of our common stock are initially reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2016 and ending in 2025, by an amount equal to the least of: (a)             shares, (b) 1% of the shares outstanding on the final day of the immediately preceding calendar, and (c) such smaller number of shares as is determined by our board of directors. The number of shares that may be issued or transferred pursuant to the ESPP may not exceed an aggregate of             shares. Each of the foregoing limits is subject to adjustment under the ESPP in the event of certain corporate transactions.

Our board of directors or its committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

Our employees are eligible to participate in the ESPP if they are customarily employed by us or a participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Grant of Rights

The ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation, which includes a participant’s gross base compensation for services to us, excluding overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be             shares of common stock. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date, which will be the final trading day of the offering period. Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2015 Plan.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Securities Laws

The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2015 Plan.

Federal Income Taxes

The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

2005 Stock Plan

Our board of directors and stockholders have approved the 2005 Stock Plan, or the 2005 Plan, under which we may grant stock options and stock purchase rights to employees, directors and consultants of our company, its qualifying parents and subsidiaries. We have reserved a total of 15,400,000 shares of our common stock for issuance under the 2005 Plan.

Following the effectiveness of the 2015 Plan, we will not make any further grants under the 2005 Plan. However, the 2005 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. As of September 30, 2015, options to purchase 11,090,344 shares of common stock remained outstanding under the 2005 Plan. As discussed above, we anticipate that shares of our common stock subject to awards granted under the 2005 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2015 Plan are not issued under the 2005 Plan will be available for issuance as shares of common stock under the 2015 Plan.

Administration

Our board of directors or a committee designated by our board administers the 2005 Plan and has the authority to: (1) grant awards; (2) adopt and amend administrative rules, guidelines and practices relating to the 2005 Plan; (3) construe and interpret the 2005 Plan and any award agreements thereunder; and (4) correct any defect, supply any omission or reconcile any inconsistency in the 2005 Plan or any award. The board of directors may delegate its authority under the 2005 Plan to one or more committees or subcommittees.

Types of Awards; Eligibility

The 2005 Plan provides for the grant of stock options and stock purchase rights to employees, officers, directors and consultants of our company and its qualifying parents and subsidiaries. The exercise price per share of stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The term of a stock option may not exceed 10 years. With respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price per share of any stock option granted to such participant must equal at least 110% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The 2005 Plan administrator determines the terms and conditions of options.

After termination of a participant’s service as an employee, director or consultant, the participant may exercise the vested shares subject to his or her option as of the date of such termination for the period of time as specified in the award agreement, subject to the terms of the 2005 Plan. If termination is due to death or disability, the option will remain exercisable for at least 6 months, or such longer period of time as specified in the award agreement. If termination is due to cause, the award agreement may provide that the option will terminate concurrently with the termination of the participant’s continued service. In all other cases, the option will remain exercisable for such times and under such conditions as specified in the award agreement.

Transferability of Awards

Our 2005 Plan does not allow for the transfer or assignment of incentive stock options, except by will or by the laws of descent and distribution. However, nonstatutory stock options and stock options may be transferred with the consent of the administrator by will or by the laws of descent and distribution or, during the participant’s lifetime, to the participant’s family members by gift or pursuant to a domestic relations order and in a manner authorized by the administrator.

Certain Adjustments

In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the company, or other change in the corporate structure of the company affecting our common stock, the administrator may adjust the number and class of shares under the 2005 Plan available for future awards, the number and class of shares covered by each outstanding award and the exercise price under each outstanding award.

Certain Transactions

Our 2005 Plan provides that in the event of a change in control or a merger of the company with or into another corporation, all outstanding awards will be assumed or an equivalent award substituted by the successor corporation. However, in the event that such awards are not assumed or substituted for, then all such awards shall vest and become fully exercisable for a period of 15 days following notice by the administrator of such acceleration. The awards will then terminate upon expiration of such period.

Amendment and Termination

The board of directors may amend, suspend or terminate the 2005 Plan at any time; provided in each case, that any amendment, suspension or termination does not impair the rights of participants holding outstanding awards under the 2005 Plan. Any modification or amendment that requires stockholder approval under applicable law may not be effected without approval by the company’s stockholders.

Securities Laws and Federal Income Taxes

The 2005 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2015 Plan under the heading “—2015 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2005 Plan are the same as those described above in the description of the 2015 Plan under the heading “—2015 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Taxes.”

Director Compensation

In general, we have not historically compensated our non-employee directors with cash for their service. Each member of our board of directors is entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of the board of directors on which he or she serves.

In addition, we have historically granted to our non-employee directors annual stock option awards, which stock option awards vest over four years. These stock option awards are typically “early exercise” stock options, meaning that they may be exercised in full at the date of grant, but that any unvested options will be subject to a right of repurchase in favor of us at the original exercise price per share. The repurchase right lapses in accordance with the vesting schedule of the underlying stock option, subject to the non-employee director’s continued service on our board.

In December 2014, our board of directors approved the payment to Mr. Kilcoyne, the chairman of our compensation committee, of hourly payments in the amount of $750 per hour for in-person meetings and $250 per hour for telephonic meetings.

The following table sets forth information for the year ended December 31, 2014 regarding the compensation awarded to, earned by or paid to our non-employee directors for their performance of services on our board of directors during 2014. Employees of our company who also serve as directors do not receive additional compensation for their performance of services as directors. All compensation that we paid to Mr. Roschak, who is an NEO, in his capacity as our President and Chief Executive Officer during 2014 is set forth in the table above in the section titled “Executive Compensation—2014 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Michael R. Henson	$72,000	$2,500	—	$74,500
John T. Kilcoyne	—	—	—	—
Nicholas Lembo, M.D(2).	—	$1,250	—	$1,250
Paul A. Mieyal, Ph.D.	—	$1,250	—	$1,250
Thomas Thaler, Ph.D.	—	—	—	—

(1)

Represents the aggregate grant date fair value of the option awards granted to our non-employee directors in 2014 computed in accordance with FASB ASC Topic 718. For a description of the assumptions used in valuing these awards, see Note 9 to our audited financial statements included elsewhere in this prospectus. Each of our non-employee directors (other than Dr. Thaler, who serves on our board of directors as a designee of HBM Partners AG, and declined the award) received stock options to purchase 25,000 shares in May 2014 (other than Mr. Henson, who received stock options to purchase 50,000 shares), which stock options subject to vesting but are immediately exercisable on the date of grant for restricted shares. The stock options vest as to 25% of the total shares subject to the option on the first anniversary of the vesting commencement date, and as to the remaining 75% of the shares subject to the option, in substantially equal monthly installments over a period of three years thereafter.

(2)	Dr. Lembo ceased serving on our board of directors effective October 15, 2015.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2014 by each non-employee director who was serving as of December 31, 2014.

Name	Option Awards Outstanding at Fiscal Year End	Stock Awards Outstanding at Fiscal Year End(1)
Michael R. Henson	—	99,454
John T. Kilcoyne	250,000	—
Nicholas Lembo, M.D.	—	49,927
Paul A. Mieyal, Ph.D.(2)	100,000	—

(1)

The restricted stock was issued upon early exercise of stock options granted to the directors and is subject to a right of repurchase in favor of the company, which repurchase right will lapse in accordance with the vesting terms applicable to the underlying stock option.

(2)

Dr. Mieyal serves on our board of directors on behalf of Wexford. Per Wexford’s policy, all compensation earned by Dr. Mieyal for serving on our board of directors on Wexford’s behalf must be transferred to Wexford.

Our non-employee directors did not hold any outstanding stock awards as of December 31, 2014 other than the options reflected in the table immediately above.

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of our non-employee director compensation policy. The material terms of the non-employee director compensation policy, as it is currently contemplated, are summarized below. Our board of directors is still in the process of considering the non-employee director compensation policy and, accordingly, this summary is subject to change.

The non-employee director compensation policy will provide for annual retainer fees and long-term equity awards for our non-employee directors. We expect that each non-employee director will receive an annual cash retainer for his or her services in an amount equal to $             and an annual equity award on the date of each annual meeting of stockholders of restricted stock units determined by dividing $             by the fair market value per share of our common stock on the date of grant. The annual equity awards will vest on the first anniversary of the date of grant. We expect that the policy will also provide for additional annual cash retainers of $             for the chairperson of our board of directors, $             for each of the chairperson of our audit committee and the chairperson of our compensation committee, and $             for the chairperson of our nominating and corporate governance committee. All stock awards granted to our non-employee directors will vest in full upon the occurrence of a change in control.

Director fees under the program will be payable in arrears in four equal quarterly installments not later than the 15th day following the final day of each fiscal quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board of directors and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Each member of our board of directors will continue to be entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee of the board of directors on which he or she serves.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2015 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2015 Plan. As provided in the 2015 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, will limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law, or DGCL. Consequently, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is incorporated by reference as an exhibit to the registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2015, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on              shares of common stock outstanding on September 30, 2015, which gives effect to the conversion of all outstanding shares of convertible preferred stock into 70,670,327 shares of common stock and the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase 3,341,730 shares of our common stock. Our calculation of beneficial ownership after the offering gives additional effect to the issuance of             shares of our common stock in connection with the completion of this offering as a result of the automatic conversion of our convertible promissory notes, or 2015 Notes, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. For a description of the impact of a delayed closing or a change in the estimated initial public offering price on the shares to be issued upon conversion of the 2015 Notes, you should read the section of this prospectus entitled “Capitalization—Convertible Notes Financing.”

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 30, 2015 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Ellipse Technologies, Inc., 101 Enterprise, Suite 100, Aliso Viejo, CA 92656. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering	Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner		Prior to Offering	After Offering
5% or Greater Stockholders:
HBM Healthcare Investments (Cayman) Ltd.(1)	23,561,102	29.6%
Governors Square, Suite #4-212-2 23 Lime Tree Bay Avenue West Bay, Grand Cayman, Cayman Islands
Wexford Funds(2)	14,652,749	18.0%
Entities affiliated with HBM-MedFocus, LLC(3)	10,519,123	13.2%
13844 Alton Parkway, Suite 131 Irvine, California 92618
Nicholas Lembo, M.D.(4)	8,281,692	10.4%
Directors and Named Executive Officers:
Edmund J. Roschak(5)	1,916,454	2.4%
Stuart D. Gomm(6)	361,448	*
Michael D. Moeller(7)	349,211	*
Michael R. Henson(8)	12,587,933	15.8%
John T. Kilcoyne(9)	442,441	*
Paul A. Mieyal, Ph.D.(10)	125,000	*
Thomas Thaler, Ph.D.	—	*
All executive officers and directors as a group (9 persons)(11)	15,782,487	19.3%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)

The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares by held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM Healthcare Investments (Cayman) Ltd., except to the extent of any pecuniary interest therein.

(2)

The securities are owned by Lambda Investors LLC, or Lambda, Wex-Med LLC, or WMED, and Wex-Med II LLC, or WMEDII, and together with Lambda and WMED, the Funds. Wexford Capital LP, or Wexford, may, by reason of its status as manager or investment manager of the Funds, be deemed to beneficially own the securities of which the Funds possess beneficial ownership. Wexford GP LLC, or Wexford GP, may, as the general partner of Wexford, be deemed to beneficially own the securities of which the Funds possess beneficial ownership. Each of Charles E. Davidson, and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to beneficially own the securities of which the Funds possess beneficial ownership. Each of Wexford, Wexford GP, Mr. Davidson and Mr. Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds. Each of Wexford, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds except, in the case of Mr. Davidson and Mr. Jacobs, to the extent of their respective pecuniary interests in the Funds. Paul A. Mieyal, an employee of Wexford, disclaims beneficial ownership of all of the securities.

(3)

Includes (a) 5,767,339 shares of common stock held by HBM-MedFocus, LLC, (b) 311,677 shares of common stock held by JAIC-Henson MedFocus Fund II, LLC, (c) 2,504,677 shares of common stock held by JAIC-Henson MedFocus Fund, LLC and (d) 1,935,430 shares of common stock held by JAIC-Henson MedFocus Accelerator Fund, LLC.

(4)

Includes (a) 8,181,692 shares of common stock, (b) 75,000 shares of common stock Dr. Lembo acquired upon the early exercise of options, 27,621 of which are subject to our right of repurchase within 60 days of September 30, 2015 and (c) 25,000 shares of common stock which Dr. Lembo has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of September 30, 2015.

footnotes continued on following page

(5)

Includes 916,454 shares of common stock which Mr. Roschak has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of September 30, 2015.

(6)	Includes 180,363 shares of common stock which Mr. Gomm has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of September 30, 2015.
(7)

Includes 349,211 shares of common stock which Mr. Moeller has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of September 30, 2015.

(8)

Consists of shares described in Note 3 above as well as (a) 382,893 shares of common stock, 150,000 shares of common stock Mr. Henson acquired upon the early exercise of stock options, 55,241 of which are subject to our right of repurchase within 60 days of September 30, 2015 and 50,000 shares of common stock which Mr. Henson has the right to acquire pursuant to outstanding options which are immediately exercisable, all held by Mr. Henson, (b) 1,101,528 shares of common stock held by The Henson Family Trust and (c) 384,389 shares of common stock held by the Courtney M. Henson Trust. Mr. Henson is the principal manger of the HMB-MedFocus, LLC, JAIC-Henson MedFocus Fund, LLC, JAIC-Henson MedFocus Fund II, LLC and JAIC-Henson MedFocus Accelerator Fund, LLC and is empowered by the operating agreement of each of such funds to exercise voting and investment power over the shares held by HBM-MedFocus, LLC, JAIC-Henson MedFocus Fund, LLC, JAIC-Henson MedFocus Fund II, LLC and JAIC-Henson MedFocus Accelerator Fund, LLC.

(9)

Includes 14,939 shares of common stock issuable upon the exercise of Series C Warrants and 275,000 shares of common stock which Mr. Kilcoyne has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of September 30, 2015.

(10)

Consists of shares of common stock which Dr. Mieyal has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of September 30, 2015. Dr. Mieyal serves on our board of directors on behalf of Wexford. Per Wexford’s policy, all compensation earned by Dr. Mieyal for serving on our board of directors on Wexford’s behalf must be transferred to Wexford.

(11)

Includes shares of common stock issuable upon the exercise of warrants, shares of common stock issued upon the early exercise of options, and shares of common stock issuable upon the exercise of outstanding options which are are or will be immediately exercisable within 60 days of September 30, 2015, as set forth in previous footnotes.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Convertible Notes Financing

In June 2015, we entered into a note subscription agreement with certain new and existing investors pursuant to which we sold an aggregate of $10.0 million of the 2015 Notes. The 2015 Notes accrue interest at a rate of 6% per annum and are due and payable on January 1, 2020, subject to their earlier conversion in the event we complete a qualified initial public offering, private placement of equity, or a change of control. Upon the closing of this offering, we will issue approximately             shares of common stock to the holders of the 2015 Notes upon their conversion, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. For a description of the impact of a delayed closing or a change in the estimated initial public offering price on the shares to be issued upon conversion of the 2015 Notes, you should read the section of this prospectus entitled “Capitalization—Convertible Notes Financing.”

The following table sets forth the aggregate principal amount of the 2015 Notes acquired by the following directors, executive officers or holders of more than 5% of our capital stock, or their affiliates, and the accrued and unpaid interest on such 2015 Notes as of                     , 2015. For a description of how to calculate the number of shares of common stock that will be issued upon conversion of these amounts, you should read the section of this prospectus entitled “Capitalization—Convertible Notes Financing.”

Participants	Principal Amount of 2015 Notes	Accrued Interest as of September 30, 2015
5% or Greater Stockholders(1)
Entities affiliated with HBM Healthcare Investments (Cayman) Ltd.	$3,301,818	58,032
Entities affiliated with HBM-MedFocus, LLC(2)	277,044	4,869
Entities affiliated with Wexford Funds(3)	1,896,129	33,326

Executive Officers and Directors(2)
Michael R. Henson(4)	567,807	10,017
John T. Kilcoyne	21,824	384
Nicholas J. Lembo(5)	1,171,974	20,598

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal Stockholders.”
(2)	Represents 2015 Notes acquired by JAIC-Henson MedFocus Accelerator Fund, LLC and JAIC-Henson MedFocus Fund II, LLC.
(3)	Represents 2015 Notes acquired by Wex-Med II LLC.
(4)	Represents 2015 Notes acquired by The Henson Family Trust, dated 1/7/87 and the Courtney M. Henson Trust I.
(5)	Represents 2015 Notes acquired by Dr. Lembo and Susan Zachary Lembo.

Investor Rights

We have entered into purchase agreements and a third amended and restated investors’ rights agreement with purchasers of our preferred stock. These agreements provide for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock, a right of first offer to purchase future securities sold by us and certain additional covenants made by us. Except for the registration rights, all rights under these agreements will terminate upon completion of this offering. The registration rights will continue following this offering and will terminate three years following the completion of this offering, so long as the aggregate proceeds to us are not less than $40,000,000 (net of the underwriting discount and commissions), or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold in a 90-day period in compliance with Rule 144 of the Securities Act. All holders of our preferred stock are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Pursuant to the investors’ rights agreement, the following directors were each elected to serve as a member of our board of directors: Drs. Nicholas Lembo, Paul A. Mieyal and Thomas Thaler and Messrs. Michael R. Henson and John T. Kilcoyne. Other than Dr. Lembo, each of these directors continues to serve on our board of directors. Dr. Mieyal was initially selected to serve on our board of directors as designated by Wexford and Dr. Thaler was initially selected to serve on our board of directors as designated by HBM Healthcare Investments (Cayman) Ltd. The provisions regarding the election of directors will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Executive and Director Compensation—Board Composition and Election of Directors.”

Indemnification of Officers and Directors

Our amended and restated bylaws, which will become effective in connection with the completion of this offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. Further, we intend to enter into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Management—Limitations of Liability and Indemnification Matters.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors. For further information, see “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

General

Following the completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our outstanding warrants, the investors’ rights agreement and of the DGCL. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, warrants and investors’ rights agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which the prospectus is a part, as well as the relevant provisions of the DGCL.

Common Stock

As of September 30, 2015, there were             shares of our common stock outstanding and held of record by 113 stockholders, assuming (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 70,670,327 shares of common stock, which will occur automatically immediately prior to the completion of this offering and (2) the issuance of             shares of our common stock in connection with the completion of this offering as a result of the automatic conversion of the 2015 Notes, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. For a description of the impact of a delayed closing or a change in the estimated initial public offering price on the shares to be issued upon conversion of the 2015 Notes, you should read the section of this prospectus entitled “Capitalization—Convertible Notes Financing.” Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon completion of this offering, all of our previously outstanding shares of convertible preferred stock will have been converted into common stock, there will be no authorized shares of our previously convertible preferred stock and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of September 30, 2015, options to purchase 11,090,344 shares of our common stock were outstanding under the 2005 Plan, of which 3,893,033 were vested and exercisable as of that date.

Warrants

In 2011 and 2012, in connection with our Series C convertible preferred stock financing, we issued warrants to purchase 9,116,832 shares of our Series C convertible preferred stock at a weighted-average exercise price of $         per share, of which warrants to purchase 3,341,730 shares of our Series C convertible preferred stock remain outstanding as of September 30, 2015, or the Series C Warrants. In connection with the completion of this offering, the Series C Warrants will become exercisable for an aggregate of 3,341,730 shares of common stock, at a weighted-average exercise price of $0.46 per share. The Series C Warrants will expire between September 2015 and June 2016.

Registration Rights

As of September 30, 2015, holders of             shares of our common stock, which includes (1) all of the shares of common stock issuable upon the automatic conversion into common stock of all 70,670,327 shares of our outstanding preferred stock immediately prior to the completion of this offering, (2)            shares of common stock issuable upon the exercise of certain of the Series C Warrants, and (3)            shares of common stock issuable in connection with the completion of this offering as a result of the automatic conversion of the $10.0 million in aggregate principal amount of 2015 Notes (including accrued interest thereon), assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on                     , 2015 (the expected closing date of this offering), will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an investors’ rights agreement by and among us and certain of our stockholders, subject to the 180-day lock-up agreements described in the “Shares Eligible for Future Sale—Lock-Up Agreements” section of this prospectus. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

At any time after the earlier of June 20, 2016 or 180 days after the effective date of the registration statement of which this prospectus forms a part, if the holders of a majority of the registrable securities request that we file a registration statement on Form S-1, then we may be required to register their shares. We are obligated to effect at most three registrations for the holders of registrable securities in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, we, in consultation with the managing underwriter of such offering, will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become eligible under the Securities Act to register our shares on Form S-3, a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3, we will be required to effect such registration, subject to specified exceptions, conditions and limitations.

Expenses

Ordinarily, other than stock transfer taxes and all discounts, commissions or other amounts payable to underwriters or brokers, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all qualification fees, printers’ and accounting fees, fees and disbursements of our counsel, blue sky fees and expenses and the reasonable fees and disbursements of a counsel for the selling holders of registrable securities.

Termination of Registration Rights

The registration rights terminate upon the earlier of three years after the effective date of the registration statement of which this prospectus is a part, so long as the aggregate proceeds to us are not less than $40,000,000 (net of the underwriting discount and commissions), or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in a 90-day period in compliance with Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to             shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences to our stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol MGEC.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on NASDAQ, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of September 30, 2015 and assuming (1) the issuance of             shares in this offering, (2) the conversion of all outstanding shares of our convertible preferred stock into 70,670,327 shares of our common stock, which will automatically occur immediately prior to the completion of the offering, (3) the issuance of             shares of our common stock in connection with the completion of this offering as a result of the automatic conversion of the 2015 Notes, assuming for this purpose that the offering occurred on                     , 2015 at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (4) no exercise of the underwriters’ option to purchase additional shares of common stock, and (5) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately             shares of common stock. For a description of the impact of a delayed closing or a change in the estimated initial public offering price on the shares to be issued upon conversion of the 2015 Notes, you should read the section of this prospectus entitled “Capitalization—Convertible Notes Financing.”

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining             shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

In addition, of the 11,090,344 shares of our common stock that were subject to stock options outstanding as of September 30, 2015, options to purchase 3,893,033 of such shares of common stock were vested as of such date and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock have agreed that we and they will not, subject to limited exceptions that are described in more detail in the section in this prospectus entitled “Underwriting,” during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or other securities convertible into, or exchangeable or exercisable for, shares of our common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our securities, whether settled by delivery of shares of our common stock or such other securities, in cash or otherwise;

•

make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock; or

•	publicly disclose the intention to do any of the foregoing.

Piper Jaffray & Co. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and NASDAQ concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Based on the number of shares of our convertible preferred stock outstanding as of September 30, 2015 and assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 70,670,327 shares of our common stock immediately prior to the completion of the offering, 3,341,730 shares of common stock issuable upon the exercise of certain Series C Warrants and             shares of common stock issuable in connection with the completion of this offering as a result of the automatic conversion of the $10.0 million in aggregate principal amount of 2015 Notes (including accrued interest thereon), assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on                     , 2015 (the expected closing date of this offering), the holders of             shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above.

To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest,” or USRPI, because we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Piper Jaffray & Co. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Canaccord Genuity Inc.
Oppenheimer & Co. Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Discounts and Commissions

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriter Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $         million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $         as set forth in the underwriting agreement.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other stockholders, optionholders and warrantholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable or exercisable for, or that represent the right to receive shares of our common stock, for 180 days after the date of the prospectus used to sell our common stock without first obtaining the written consent of Piper Jaffray & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	make any short sale or otherwise transfer or dispose of any shares of our common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•	demand that we file a registration statement related to our common stock; or

•	publicly announce the intention to do any of the foregoing.

The restrictions in the preceding paragraph do not apply to transfers of securities:

•	as a bona fide gift or gifts or charitable contribution;

•	to an immediate family member or any trust for the direct or indirect benefit of the stockholder or an immediate family member of the stockholder;

•

if the stockholder is a corporation, partnership, limited liability company, investment fund, trust or other business entity, (1) transfers to another corporation, partnership, limited liability company, investment fund, trust or other business entity that is a direct or indirect affiliate of the stockholder or (2) distributions of shares of our common stock to limited partners, limited liability company members or stockholders of the stockholder;

•	if the stockholder is a trust, to the beneficiary of such trust;

•	by testate succession or intestate succession; or

•	pursuant to the underwriting agreement;

provided, in the case of a transfer described in bullets one through five above, that such transfer does not involve a disposition for value, and each transferee agrees to be subject to the restrictions described in the immediately preceding paragraph and that no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer.

In addition, the transfer restrictions described above do not apply to:

•

the exercise (including by means of a “net” or “cashless” exercise) of stock options granted pursuant to our equity plans or warrants described in this prospectus; provided that (1) the shares of our common stock received upon exercise shall remain subject to the transfer restrictions and (2) if the stockholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, the stockholder will include a statement in such report to the effect that the transfer was in connection with a “net” or “cashless” exercise of options or warrants;

•

forfeitures to satisfy tax withholding obligations in connection with the vesting of restricted stock or exercise of options granted pursuant to our equity plans described in this prospectus; provided that if the stockholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, the stockholder will include a statement in such report to the effect that the purpose of the transfer was to cover tax withholding obligations in connection with such vesting or exercise;

•

transactions relating to shares of our common stock or other securities acquired in open market transactions on or after the date of this prospectus; provided that no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with subsequent sales of the common stock acquired in such open market transactions;

•

transfers upon a termination of employment of shares of our common stock or any securities to us in connection with the repurchase by us of shares of our common stock issued pursuant to an employee benefit plan disclosed in this prospectus or pursuant to the agreements pursuant to which such shares were issued as disclosed in this prospectus;

•	transfers pursuant to a “change of control” of our company;

•	the conversion of the outstanding shares of our preferred stock into shares of our common stock;

•

transfers of shares of our common stock or other securities by operation of law to a spouse, former spouse, domestic partner, former domestic partner, child or other dependent pursuant to a qualified domestic order or in connection with a divorce settlement; provided, that (1) the transferee agrees to be bound by the transfer restrictions prior to such transfer and (2) if the transferring stockholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock, such stockholder will include a statement in such report to the effect that the transfer occurred by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, as applicable; or

•	the establishment of any 10b5-1 plan, provided that no sales of the stockholder’s common stock will be made under such plans for 180 days after the date of this prospectus.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol MGEC. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future net revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common stock.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1.	the transaction does not require a prospectus to be submitted for approval to the AMF;

2.	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. K&L Gates LLP, Irvine, California, has acted as counsel for the underwriters in connection with this offering.

CHANGE IN INDEPENDENT REGISTERED ACCOUNTING FIRM

Haskell & White LLP, or Haskell, previously served as our independent registered public accounting firm since July 15, 2011. On July 6, 2015, we dismissed Haskell and engaged Deloitte & Touche LLP as our independent registered public accounting firm. Our board of directors approved the decision to change our independent auditors.

During the years ended December 31, 2013 and 2014, and the subsequent interim period through July 6, 2015, there were no (1) disagreements with Haskell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to Haskell’s satisfaction, would have caused them to make reference thereto in their report on the financial statements for such year, or (2) “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K. The report of Haskell on our financial statements for the year ended December 31, 2013 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. Haskell did not issue an audit report for the year ended December 31, 2014.

We requested that Haskell provide us with a letter addressed to the SEC stating whether or not Haskell agrees with the above disclosures. A copy of Haskell’s letter, dated September 10, 2015, is filed as Exhibit 16.1 to the registration statement on Form S-1 of which this prospectus is a part.

During the fiscal year ended December 31, 2014 and through the subsequent interim period prior to Deloitte & Touche LLP becoming our independent registered public accounting firm, we did not consult with Deloitte & Touche LLP on either (1) the application of accounting principles to a specified transaction, either completed or proposed, (2) the type of audit opinion that may be rendered on our financial statements; or (3) any matter that was either the subject of a disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

Haskell & White LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2013 and for the year in the period ended December 31, 2013, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Ellipse Technologies, Inc. as of and for the period ended December 31, 2014 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.ellipse-tech.com, at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

ELLIPSE TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ellipse Technologies, Inc.

Aliso Viejo, California

We have audited the accompanying balance sheet of Ellipse Technologies Inc. (the “Company”) as of December 31, 2014, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2013 were audited by other auditors whose report, dated August 6, 2015, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ellipse Technologies Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

August 6, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Ellipse Technologies, Inc.

Aliso Viejo, California

We have audited the accompanying balance sheet of Ellipse Technologies, Inc. (the “Company”) as of December 31, 2013, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ellipse Technologies, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

/s/ HASKELL & WHITE LLP

Irvine, California

August 6, 2015

ELLIPSE TECHNOLOGIES, INC.

Balance Sheets

As of December 31, 2013 and 2014

	December 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	$5,358,381	$4,926,172
Accounts receivable, net	1,779,846	4,449,749
Inventories	2,030,771	2,358,921
Prepaid expenses and other current assets	141,297	427,346

Total current assets	9,310,295	12,162,188

Property and equipment, net	441,475	391,962
Restricted cash	200,000	200,000
Other assets	903,946	1,160,997

Total assets	$10,855,716	$13,915,147

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Revolving line of credit	$1,347,332	$259,526
Accounts payable	1,527,886	822,906
Accrued compensation and related benefits	765,646	1,773,033
Accrued expenses	682,817	1,743,576
Deferred revenue, current portion	95,279	190,628
Long-term debt and capital lease, current portion	17,770	18,090

Total current liabilities	4,436,730	4,807,759

Long-term debt and capital lease, net of current portion	340,493	1,713,872
Deferred revenue, net of current portion	45,920	116,368
Redeemable convertible preferred stock warrants	2,737,197	2,783,978

Total liabilities	7,560,340	9,421,977
Commitments and contingencies (Note 12)
Redeemable convertible preferred stock, par value $0.001; issuable in Series A, B and C; 74,201,339 shares authorized as of December 31, 2013 and 2014; 59,894,141 and 65,788,104 shares issued and outstanding with aggregate liquidation preference of $40,068,892 and $44,101,267 as of December 31, 2013 and 2014	30,130,672	37,160,570
Stockholders’ deficit
Common Stock, par value $0.001; 93,500,000 shares authorized; 5,569,602 and 8,157,784 shares issued and outstanding as of December 31, 2013 and 2014	5,570	8,158
Additional paid-in capital	—	—
Accumulated deficit	(26,840,866)	(32,675,558)

Total stockholders’ deficit	(26,835,296)	(32,667,400)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$10,855,716	$13,915,147

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Statements of Operations

For the Years Ended December 31, 2013 and 2014

	Year Ended December 31,
	2013	2014
Net revenue	$12,035,770	$25,683,020
Cost of revenue	3,734,926	6,125,917

Gross profit	8,300,844	19,557,103

Operating expenses
Sales and marketing	6,414,908	11,841,472
Research and development	4,634,252	4,860,937
General and administrative	1,663,462	3,144,896

Total operating expenses	12,712,622	19,847,305

Loss from operations	(4,411,778)	(290,202)

Other income and expenses
Interest expense	(75,519)	(282,640)
Fair value of redeemable convertible preferred stock warrants	(896,063)	(2,401,838)
Other income (expense), net	67,764	(164,418)

Loss before provision for income tax	(5,315,596)	(3,139,098)
Income tax expense	(2,763)	(50,287)

Net loss	(5,318,359)	(3,189,385)
Accretion and dividends of redeemable convertible preferred stock to redemption value	(2,686,409)	(2,824,878)

Net loss attributable to common stockholders—basic and diluted	$(8,004,768)	$(6,014,263)

Net loss per share attributable to common stockholders—basic and diluted	$(1.45)	$(.89)

Weighted-average number of shares—basic and diluted	5,512,023	6,759,622

Pro forma net loss attributable to common stockholders (unaudited):		$(787,547)

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic		$(0.01)

Diluted		$(0.01)

Shares used in computing pro forma net loss per share attributable to common stockholders (unaudited):
Basic		68,107,066

Diluted		68,107,066

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

For the Years Ended December 31, 2013 and 2014

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2013	59,894,141	$27,444,263	5,497,373	$5,498	$—	$(18,893,979)	$(18,888,481)
Exercise of stock options	—	—	72,229	72	3,659	—	3,731
Stock-based compensation expense	—	—	—	—	54,222	—	54,222
Accretion of redeemable convertible preferred stock to redemption value	—	2,686,409	—	—	(57,881)	(2,628,528)	(2,686,409)
Net loss	—	—	—	—	—	(5,318,359)	(5,318,359)

Balance, December 31, 2013	59,894,141	30,130,672	5,569,602	5,570	—	(26,840,866)	(26,835,296)
Exercise of stock options			2,588,182	2,588	119,008	—	121,596
Exercise of warrants	5,893,963	4,205,020	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	60,563	—	60,563
Accretion of redeemable convertible preferred stock to redemption value	—	2,824,878	—	—	(179,571)	(2,645,307)	(2,824,878)
Net loss	—	—	—	—	—	(3,189,385)	(3,189,385)

Balance, December 31, 2014	65,788,104	$37,160,570	8,157,784	$8,158	$—	$(32,675,558)	$(32,667,400)

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Statements of Cash Flows

For the Years Ended December 31, 2013 and 2014

	Year Ended December 31,
	2013	2014
Cash flows from operating activities
Net loss	$(5,318,359)	$(3,189,385)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	336,039	661,643
Bad debt expense	9,905	5,390
Amortization of debt issuance costs	18,943	53,765
Stock-based compensation expense	54,222	60,563
Effect of exchange rate changes on accounts receivable	—	85,334
Change in fair value of redeemable convertible preferred stock warrants	896,063	2,401,838
Changes in operating assets and liabilities:
Accounts receivable	(803,197)	(2,760,626)
Inventories	(1,009,632)	(328,150)
Prepaid expenses and other current assets	(57,555)	(286,049)
Accounts payable	670,028	(751,585)
Accrued compensation and related benefits	500,711	1,007,387
Accrued expenses	573,602	1,060,759
Change in deferred revenue	68,465	165,797

Net cash used in operating activities	(4,060,765)	(1,813,319)

Cash flows from investing activities
Purchases of property and equipment	(243,061)	(105,308)
Purchases of field assets	(594,026)	(703,948)

Net cash used in investing activities	(837,087)	(809,256)

Cash flows from financing activities
Proceeds from revolving credit line	1,841,432	471,721
Payments on revolving credit line	(494,100)	(1,559,527)
Proceeds from term loan	300,000	1,500,000
Repayments of term loan	(25,000)	(100,000)
Proceeds from option exercises	3,731	121,596
Proceeds from warrant exercises	—	1,849,963
Debt issuance costs	(51,163)	(67,086)
Repayments of capital lease obligations	(41,630)	(26,301)

Net cash provided by financing activities	1,533,270	2,190,366

Net decrease in cash and cash equivalents	(3,364,582)	(432,209)
Cash and cash equivalents, beginning of period	8,722,963	5,358,381

Cash and cash equivalents, end of period	$5,358,381	$4,926,172

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$38,470	$133,229

Cash paid during the period for income taxes	$800	$36,800

Supplemental disclosures of non-cash investing and financing activities
Purchase of property and equipment included in accounts payable	$—	$46,606

Property and equipment acquired through capital leases	$98,310	$—

Disposition of fully depreciated property and equipment	$31,694	$—

Accretion of redeemable convertible preferred stock	$2,686,409	$2,824,878

Issuance of preferred stock upon exercise of warrants	$—	$2,355,056

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ellipse Technologies, Inc. (“the Company”) is a medical technology company focused on developing and marketing a new generation of magnetically adjustable implant systems based on its MAGnetic External Control (“MAGEC”) technology platform. Its novel and proprietary implants are adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the changing clinical needs of patients as they heal, grow or age.

The Company generates revenue primarily through sales of its two highly differentiated product families: MAGEC-EOS and PRECICE LLD. Both products incorporate the Company’s MAGEC technology. The Company’s MAGEC-EOS system was developed to treat children suffering from early onset scoliosis and received CE mark and FDA 510(k) clearance in 2009 and 2014, respectively. The Company’s PRECICE LLD system was developed to treat limb length discrepancies and received CE mark and FDA 510(k) clearance in 2010 and 2011, respectively. In addition, the Company’s robust pipeline of new products includes applications for orthopedic trauma, knee osteoarthritis and degenerative spine disease.

The Company sells its products through a global hybrid sales organization comprised of direct sales managers who call on hospital accounts and recruit, develop and train independent sales agencies and consignment distributors. The Company also sells to stocking distributors in certain international markets.

Basis of Presentation

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and with the rules of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Changes in facts or circumstances may cause the Company to change its assumptions and estimates in future periods, and it is possible that actual results could differ from current or future estimates.

Segment Information

Operating segments are defined as components of an enterprise (business activity from which it earns revenue and incurs expenses) about which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Net revenue by geography is based on the destination of the product. The following table sets forth net revenue by geographic area for the years ended December 31:

	2013	2014
United States	$4,687,483	$14,125,665
International	7,348,287	11,557,355

Total	$12,035,770	$25,683,020

The following table summarizes foreign countries with revenues accounting for more than 10% of total net revenue for the years ended December 31:

	2013	2014
Germany	23.0%	13.5%
United Kingdom	13.0%	—%

The following table summarizes net revenue by product for the years ended December 31:

	2013	2014
MAGEC-EOS	$4,328,596	$12,319,301
PRECICE LLD	7,707,174	13,363,717

Total	$12,035,770	$25,683,020

In addition to the assets the Company holds in the United States, as of December 31, 2013 and December 31, 2014, the Company had assets of $608,407 and $888,738, respectively, in foreign locations.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposit accounts and institutional money market funds held in U.S. and foreign banks. Cash equivalents consist of highly liquid investment securities with original maturities at the date of purchase of three months or less that amount of cash. The Company maintains certain interest bearing cash balances at banks which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2013 and 2014, and throughout the years ended December 31, 2013 and 2014, the Company’s cash balances exceeded the FDIC insured amount. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Restricted Cash

The Company maintains $200,000 of cash with a bank to secure its corporate credit cards.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount the Company expects to collect. The Company performs credit evaluations of its customers and generally does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information that assists in management’s evaluation. The Company writes off accounts receivable following a review by management and determination that the receivable is uncollectible. At December 31, 2013 and 2014, accounts receivable is net of an allowance for doubtful accounts of $72,600 and $10,000, respectively.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Concentrations

During the year ended December 31, 2013, one customer accounted for 23% of net revenue and at December 31, 2013, one customer accounted for 20% of accounts receivable. During the year ended December 31, 2014, one customer accounted for 13% of net revenue, and at December 31, 2014, no customer accounted for more than 10% of accounts receivable.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and is valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out (FIFO) method. The Company writes down the carrying value of the inventory to market value for estimated obsolete or excess inventory quantities based upon assumptions about future demand and market conditions.

Property and Equipment, Net

Property and equipment are recorded at cost. The Company provides for depreciation over the following estimated useful lives using the straight-line method:

Machinery and equipment	5 years
Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	lesser of lease term or estimated useful life of asset
Tooling	5 years

Repairs and maintenance expenditures that do not significantly add value to property and equipment, or prolong its life, are expensed as incurred. Gains and losses on dispositions of property and equipment are included in the operating results of the related period.

Foreign Currencies

Foreign currency transaction gains and losses on cash held in foreign banks are recognized in other expense, net and were comprised of net gains of $64,086 and net losses of $178,292, for the years ended December 31, 2013 and 2014, respectively.

Software for Internal Use

The Company capitalizes certain costs incurred to purchase computer software for internal use. These costs include purchased software packages, payments to vendors and consultants for the development, implementation or modification of purchased software packages for Company use, and software costs that allow for access or conversion of old data by new internal-use software. Capitalized computer software costs are included within other assets on the Company’s balance sheets and amortized over the estimated useful life of the computer software, which is generally between three to seven years.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their expected undiscounted future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Redeemable Convertible Preferred Stock Warrants

The Company accounts for warrants to purchase redeemable convertible preferred stock as liabilities. The warrants are recorded at fair value, estimated using an option-pricing model, and marked to fair value at each balance sheet date with changes in the fair value of the liability recorded in other income and expenses in the statements of operations.

Redeemable Convertible Preferred Stock

The Company classifies redeemable convertible preferred stock that is redeemable at the option of the holder outside of permanent equity. The carrying value of the redeemable convertible preferred stock is increased by periodic accretion to its redemption value and accumulated dividends. In the absence of retained earnings, these accretion charges are recorded against additional paid-in capital, if any, and then to accumulated deficit.

Net Revenue

The Company sells its products to medical facilities and hospitals. In certain international markets, the Company sells its products through independent stocking distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured, which is when the product is implanted in a patient, or in the case of stocking distributors, when shipped. Our stocking distributor agreements do not allow for stock rotation, price protection or any other form of return privileges. Stocking distributors establish their own customer base, have discretion to set their pricing, retain inventory risk, and maintain their own field assets and external remote controller (“ERC”) assets to fulfill physician’s and patient’s needs. Sales to consignment distributors are recognized upon implant, when title transfers and collectability are reasonably assured. The Company retains title and risk for all inventory held by consignment distributors.

The Company sells its PRECICE LLD system bundled with the exclusive right to use an ERC that is uniquely serialized and individually distributed to lengthen the PRECICE LLD nail continuously over the two to three-month distraction period. The Company sells the components of its MAGEC-EOS system (i.e. MAGEC-EOS rods and ERC service) on both a standalone basis, to its stocking distributors, or as a bundle wherein the Company provides customers with the right to use the Company’s pool of available ERC’s to periodically lengthen the MAGEC-EOS rods at the orthopedic surgeon’s office over the four to five-year distraction period. These revenue transactions are considered to be multiple element arrangements. Revenue is recognized for each unit of accounting individually. The Company allocates revenue in multiple element arrangements to each unit of accounting using the relative selling price method. Selling prices used during the allocation process are based on: vendor specific objective evidence (“VSOE”) of fair value if available, third-party evidence if VSOE of fair value is not available, or estimated selling price if neither VSOE of fair value or third-party evidence is available.

Revenue associated with equipment leases is determined using the relative fair value method and represents less than 5% of total revenue. These rights to use specified asset arrangements are classified as operating leases. The Company estimates the fair value of a leased product based upon transacted cash sales prices of the same or similar products to similar classes of customers during the preceding twelve-month period to determine the normal selling price of the product, which is then allocated to the lease based upon the number of customers expected to use the product over its useful life. The Company recognizes revenue under operating leases over the estimated period of usage, which is generally two to three months.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

The revenue associated with the right to use the Company’s pool of assets in connection with the MAGEC-EOS system is calculated in the same manner as the equipment leases, and is recognized on a straight-line basis over the estimated life of the service, which is approximately four to five years. Service revenue represents less than 2% of total revenue.

Cost of Revenue

Cost of revenue consists of product costs, fulfillment costs, manufacturing equipment depreciation, medical device excise tax, warehousing costs, excess and obsolete inventory write-downs, depreciation of field assets, and certain allocated costs related to management, facilities, and personnel-related expenses and other expenses associated with supply chain logistics.

Research and Development

Research and development costs are expensed when incurred. For the years ended December 31, 2013 and 2014, research and development expense totaled $4,634,252 and $4,860,937, respectively. Major components of research and development expense include personnel costs, preclinical studies, clinical trials and related clinical product manufacturing, materials and supplies, and fees paid to consultants. Costs to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use are also expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of revenue. Shipping and handling costs incurred during the years ended December 31, 2013 and 2014 were $382,584 and $601,128, respectively.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Total costs incurred during the years ended December 31, 2013 and 2014 were $94,107 and $88,585, respectively.

Medical Device Excise Tax

In accordance with the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, effective January 1, 2013, the Company began to incur a 2.3% excise tax on sales of medical devices in the U.S. The medical device excise tax is included in cost of revenue.

Stock-based Compensation

The Company’s employee share-based awards result in a cost that is measured at fair value on an award’s grant date, based on the estimated number of awards that are expected to vest. Stock-based compensation is recognized on a straight-line basis over the award’s vesting period. The Company estimates the fair value of stock options using a Black-Scholes option pricing model. Transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. Stock-based compensation costs are reflected in the accompanying statements of operations based upon the underlying recipients roles within the Company.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Other Comprehensive Loss

Other comprehensive loss represents all changes in stockholders’ deficit except those resulting from investments or contributions by stockholders. The Company’s other comprehensive loss consists of its net loss.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets, unless it is more likely than not such assets will be realized. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes and the annual change in deferred taxes.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. The Company classifies interest and penalties associated with such uncertain tax positions as a component of income tax expense.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares that were outstanding for the period, without consideration for potential common shares. Because the holders of the Company’s redeemable convertible preferred stock are entitled to participate in dividends and earnings of the Company when dividends are paid on common stock, the Company applies the two-class method in calculating its earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the holders of redeemable convertible preferred stock are not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted-average number of dilutive potential common shares outstanding for the period determined using the treasury-stock method or the as-converted method. Potentially dilutive shares are comprised of redeemable convertible preferred stock, redeemable convertible preferred stock warrants, and options outstanding under our stock plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss and potentially dilutive shares being anti-dilutive.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This amendment addresses revenue from contracts with customers, which clarifies existing accounting literature relating to how and when a company recognizes revenue. Under the update, a company will recognize revenue when it transfers promised goods or services to customers in

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The amendments for this standard update are effective for the annual reporting periods beginning after December 15, 2017, and are to be applied retrospectively or the cumulative effect as of the date of adoption, with early application not permitted. In July 2015, the FASB voted to delay the required implementation of ASU 2014-09 for one year. Management is currently evaluating the impact ASU 2014-09 will have on the financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU introduces an explicit requirement for management to assess if there is substantial doubt about an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. In connection with each annual and interim period, management must assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the issuance date. Disclosures are required if conditions give rise to substantial doubt. ASU 2014-15 is effective for all entities in the first annual period ending after December 15, 2016. The Company is currently assessing the potential effects of this ASU on the financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. ASU 2015-03 will be effective for the Company in the first quarter of 2016. Early adoption permitted for financial statements that have not been previously issued. Management is evaluating the impact of ASU 2015-03 on the financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory—Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory to be subsequently measured using the lower of cost and net realizable value, thereby eliminating the market value approach. Net realizable value is defined as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.” ASU 2015-11 is effective for reporting periods beginning after December 15, 2016 and is applied prospectively. Early adoption is permitted. The Company is currently evaluating the impact that this guidance will have on its financial statements and disclosure.

2.	FAIR VALUE MEASUREMENTS

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•

Level 2 inputs are observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 inputs are unobservable inputs for the asset or liability.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximated their fair values due to the short period of time to maturity or repayment. The carrying values of the Company’s revolving credit line and term loans approximate their fair values as of December 31, 2013 and 2014 as the interest rates are based on floating index rates which approximate current market rates and other assumptions have not changed significantly.

The fair value of the redeemable convertible preferred stock warrants is based on unobservable inputs. Such instruments are generally classified within Level 3 of the fair value hierarchy. The Company estimated the fair value of the warrants using an option-pricing model incorporating assumptions that market participants would use in their estimates of fair value. Some of these assumptions include estimates for interest rates, expected dividends, and the fair value of the underlying preferred stock. The model is most sensitive to volatility and the Company estimated volatility based on the volatility of comparable companies in the medical device industry. The estimated fair value of the underlying preferred stock is itself determined using an option-pricing method. Under this method, the fair value of an enterprise’s common stock is estimated as the net value of a series of call options, representing the present value of the expected future returns to the stockholders. The change in fair value was $896,063 and $2,401,838 at December 31, 2013 and 2014, respectively.

The following table sets forth the Company’s quantitative information for the significant inputs used in valuing the warrants as of December 31, 2013, December 31, 2014:

	December 31,
	2013	2014
Input Ranges
Time to liquidity (years)	1.75 – 3.3	2.5
Expected Volatility	54%	47%
Risk Free Interest Rate	0.94%	0.90%
Allocation Method	OPM	OPM

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2013 by level within the fair value hierarchy:

	Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Redeemable convertible preferred stock warrants liability	$—	$—	$2,737,197	$2,737,197

Total	$—	$—	$2,737,197	$2,737,197

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2014 by level within the fair value hierarchy:

	Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Redeemable convertible preferred stock warrants liability	$—	$—	$2,783,978	$2,783,978

Total	$—	$—	$2,783,978	$2,783,978

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

The table below presents the activity of Level 3 liabilities during the periods indicated:

	December 31,
	2013	2014
Warrant liability balance at beginning of year	$1,841,134	$2,737,197
Exercise of warrants	—	(2,355,057)
Change in fair value	896,063	2,401,838

Warrant liability balance at end of year	$2,737,197	$2,783,978

3.	INVENTORIES

Inventories consist of the following at December 31:

	2013	2014
Raw materials	$565,488	$734,157
Work-in-progress	111,492	141,540
Finished goods	1,353,791	1,483,224

Inventories	$2,030,771	$2,358,921

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31:

	2013	2014
Machinery and equipment	$256,822	$256,822
Computer equipment	288,165	388,731
Furniture and fixtures	91,970	110,476
Leasehold improvements	117,799	123,659
Tooling	66,359	72,839

	821,115	952,527
Less accumulated depreciation	(379,640)	(560,565)

Property and equipment, net	$441,475	$391,962

Depreciation expense for the years ended December 31, 2013 and 2014, was $134,270 and $180,924, respectively.

The Company acquired equipment under capital leases. This equipment has a gross value of $129,039 and accumulated depreciation of $33,010 and $62,576 as of December 31, 2013 and 2014, respectively. This equipment is included in property and equipment and related depreciation is included in depreciation expense.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

5.	OTHER ASSETS

Other assets consist of the following at December 31, 2013:

	Cost	Accumulated Depreciation & Amortization	Net
Field assets	$1,156,348	$(392,434)	$763,914
Intangible assets	187,500	(79,688)	107,812
Debt issuance costs	51,163	(18,943)	32,220

Other assets	$1,395,011	$(491,065)	$903,946

Other assets consist of the following at December 31, 2014:

	Cost	Accumulated Depreciation & Amortization	Net
Field assets	$1,860,296	$(765,342)	$1,094,954
Intangible assets	208,002	(187,500)	20,502
Debt issuance costs	118,249	(72,708)	45,541

Other assets	$2,186,547	$(1,025,550)	$1,160,997

Field assets consist of external remote control devices and other instruments and accessories owned by the Company and currently being used by providers to serve patients. Field assets are deemed to have an estimated useful life of four years.

Intangible assets consist of software for internal use and intellectual property (provisional patents and patent applications). At December 31, 2014, software for internal use was being implemented and therefore not in service. As a result, no amortization was recorded for the period.

Debt issuance costs represent direct costs associated with the Company’s line of credit and term notes. Such amounts are amortized to interest expense.

6.	ACCRUED EXPENSES

Accrued compensation and related benefits consist of the following at December 31:

	2013	2014
Payroll, bonus and other compensation	$613,235	$1,459,537
Vacation	152,411	313,496

Accrued compensation and related benefits	$765,646	$1,773,033

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Accrued expenses consist of the following at December 31:

	2013	2014
Accrued operating expenses	$512,529	$1,148,621
Accrued royalties and commissions	126,138	428,896
Other accrued expenses	44,150	166,059

Accrued expenses	$682,817	$1,743,576

7.	REVOLVING LINE OF CREDIT AND TERM LOANS

In February 2013, the Company entered into a $2,000,000 secured revolving credit agreement with a bank. The borrowing base is limited to 80% of the Company’s outstanding accounts receivable that is less than 90 days old. At December 31, 2013 and 2014, the Company had $1,347,332 and $259,526, respectively, of outstanding bank borrowings and $92,000 and $1,740,474, respectively, of unused credit under this facility. The facility bears interest at the Prime Rate plus 0.75% (4.0% at both December 31, 2013 and 2014), and interest is payable monthly. The facility matures in February 2016 and requires that the Company maintain compliance with certain covenants. As of December 31, 2013 and 2014, the Company was in compliance with such covenants.

In July 2013, the Company borrowed $300,000 under a term loan with a bank. The term loan bears interest at the Prime Rate plus 2.0% (5.25% at both December 31, 2013 and 2014), payable monthly. The first two months of the loan requires interest only payments, thereafter principal becomes payable ratably over 36 months. The term loan matures in September 2016. The outstanding balance as of December 31, 2013 and 2014 was $275,000 and $175,000, respectively.

In April 2014, the Company borrowed $1,500,000 under a term loan with a bank. The term loan bears interest at the Prime Rate plus 1.5% (4.75% at December 31, 2014), payable monthly. The first year of the loan requires interest only payments, thereafter principal becomes payable ratably over 30 months. The term loan matures in September 2017. The outstanding balance as of December 31, 2014 was $1,500,000. At December 31, 2014, the Company had an additional $1,500,000 available under this term loan.

The credit facility and the term loans were executed with the same bank, and the agreements give the bank a senior security interest of all of the Company’s tangible and intangible assets, and restrict any distribution or dividend payment.

Subsequent to December 31, 2014, the Company refinanced its revolving credit facility and long-term loan then outstanding with a bank. Accordingly, the Company has classified its current and long-term debt arrangements according to the maturity schedule of the new credit facility as follows:

2015	$—
2016	—
2017	1,500,000

$1,500,000

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company has authorized 74,201,339 shares of redeemable convertible preferred stock, of which 59,894,141 and 65,788,104 shares were issued and outstanding as of December 31, 2013 and 2014, designated in series, with the rights and preferences of each designated series determined by the Company’s Board of Directors.

Redeemable convertible preferred stock as of December 31, 2013 consisted of the following:

Series	Preferred Shares Authorized	Initial Year of Issuance	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value
A-1		2006	6,836,396	$0.90	$6,152,756
A-2		2006	3,060,241	$0.60	1,836,145

Series A Total	12,542,625		9,896,637		$7,988,901	$5,516,387

B		2009	9,963,876	$0.45	$4,483,744
B-1		2009	69,120	$0.30	20,736

Series B Total	12,577,339		10,032,996		$4,504,480	$3,866,175

C		2011	39,964,508	$0.69	$27,575,511

Series C Total	49,081,375		39,964,508		$27,575,511	$20,748,110

Totals	74,201,339		59,894,141		$40,068,892	$30,130,672

Redeemable convertible preferred stock as of December 31, 2014 consisted of the following:

Series	Preferred Shares Authorized	Initial Year of Issuance	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value
A-1		2006	9,441,478	$0.90	$8,497,330
A-2		2006	3,060,241	$0.60	1,836,145

Series A Total	12,542,625		12,501,719		$10,333,475	$7,513,075

B		2009	12,386,902	$0.45	$5,574,106
B-1		2009	69,120	$0.30	20,736

Series B Total	12,577,339		12,456,022		$5,594,842	$5,969,469

C		2011	40,830,363	$0.69	$28,172,950

Series C Total	49,081,375		40,830,363		$28,172,950	$23,678,026

Totals	74,201,339		65,788,104		$44,101,267	$37,160,570

Significant provisions of the redeemable convertible preferred stock are as follows:

Voting Rights

The holders of preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of preferred and common stock vote together as a single class. Each holder of preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Dividends

The holders of Series A preferred stock are entitled to receive noncumulative dividends of $0.06 per annum on each outstanding share if and when declared by the Board of Directors. Holders of Series B and Series C preferred stock are entitled to receive cumulative dividends of 8% per annum, compounded annually, of the original issue price of the Series B and Series C preferred stock, of $0.30 and $0.46 per share, respectively. The dividends will be paid out of any assets legally available in the following order of preference: Series C, Series B, Series A and common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company in the following order of preference: Series C, Series B, Series A and common stock.

Conversion

The shares of Series A, Series B and Series C preferred stock are convertible into an equal number of shares of common stock at any time at the option of the holder and all shares of preferred stock shall convert into shares of common stock upon the consent of a two-thirds majority of the holders of the then outstanding Series C preferred stock on an as-converted basis, or upon an underwritten public offering of the Company’s common stock at a price of at least $1.84 per share, resulting in at least $40 million of proceeds.

If the Company issues additional Series C preferred stock at a purchase price less than the applicable conversion price, the conversion price of the Series C preferred stock will be reduced on a weighted-average basis formula.

Redemption

Shares of a series are redeemable by the Company on or before December 31, 2016 if over a two-thirds majority of the holders of such Series submit a written notice requesting redemption.

The following table summarizes warrants outstanding for the years ended December 31:

	2013	2014	Exercise Price ($)	Expiration Date
Series A-1	2,612,421	—	0.30	10/2/14
Series A-2	33,567	—	0.30	10/2/14
Series B	2,528,608	—	0.30	10/2/14
Series B-1	15,735	—	0.30	10/2/14
Series C	7,995,140	7,571,462	0.46	6/20/16
Series C	1,121,692	679,512	0.322	9/20/15

On October 2, 2014, 2,605,082 of Series A preferred share warrants, 2,423,023 of Series B preferred share warrants, 442,180 of Series C preferred share warrants issued in 2010 and 423,678 of Series C preferred share warrants issued in 2011 were exercised at exercise prices of $0.30, $0.30, $0.32 and $0.46, respectively, for total proceeds of $1,849,963. The fair value of the warrants and cash consideration on the date of exercise was $4,205,019 which has been recorded to redeemable convertible preferred stock during the year ended December 31, 2014.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

9.	STOCK OPTIONS

The Ellipse Technologies, Inc. 2005 Stock Plan

The Ellipse Technologies, Inc. 2005 Stock Plan (the “Plan”) authorizes the sale of up to 15,400,000 shares of common stock to officers, employees, and consultants of the Company. Granted options typically vest over four years and expire ten years from the date of grant. In the case of an option issued to a 10% stockholder, the options typically vest over one year and expire five years from the date of grant. The exercise price of the stock is determined by the Board of Directors, but shall not be less than 100% of the estimated fair value on the date of grant.

The following table summarizes the stock option activity for the years ended December 31, 2013 and 2014:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance, December 31, 2012	6,633,000	$0.05	8.1	$183,120
Granted	1,688,811	$0.06	9.6
Exercised	(72,229)	$0.05		$2,047
Cancelled	(452,195)	$0.05

Balance, December 31, 2013	7,797,387	$0.05	7.7	$206,560
Granted	2,136,050	$0.09	9.5
Exercised	(2,588,182)	$0.05		$185,871
Cancelled	(170,000)	$0.08

Balance, December 31, 2014	7,175,255	$0.06	7.7	$431,141

Vested and expected to vest, December 31, 2014	6,957,342	$0.06	7.7	$420,082
Exercisable, December 31, 2014	3,543,300	$0.05	6.6	$246,823

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2013 and 2014 was $0.06 and $0.08 per share, respectively.

Stock-based compensation expense recognized for the years ended December 31, 2013 and 2014 was $54,222 and $60,563, respectively.

Unrecognized Stock-based Compensation

As of December 31, 2014, there was $144,757 and $29,320 of unrecognized compensation expense related to employee and non-employee options, respectively, which is expected to be recognized by the Company over the weighted-average vesting period of 1.9 years.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock-based awards on the date of grant. The determination of fair value using the Black-Scholes option-pricing model is affected by the estimated fair market value per share of the Company’s common stock as well as assumptions regarding a number of highly complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and expected option life and generally requires significant management judgment to determine.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Risk-Free Interest Rate.    The risk-free interest rate is equal to the U.S. Treasury Note interest rate for the comparable term for the expected option life as of the valuation date. If the expected option life is between the U.S. Treasury Note rates of two published terms, then the risk-free interest rate is based on the straight-line interpolation between the U.S. Treasury Note rates of the two published terms as of the valuation date.

Expected Dividend Yield.    The expected dividend yield is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Expected Volatility.    The Company does not have publicly traded equity and has a limited operating history and a lack of Company-specific historical and implied volatility data, and therefore has estimated its stock price volatility based upon an index of the historical volatilities of a group of comparable publicly-traded medical device peer companies. The historical volatility data was computed using the historical daily closing prices for the selected peer companies’ shares during the equivalent period of the calculated expected term of the Company’s share-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected Term.    The Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term, and therefore it uses the simplified method for estimating the expected term of employee stock option grants. Under this approach, the weighted-average expected term is presumed to be the average of the vesting term and the contractual term of the option. The expected term for stock options granted to non-employees is the contractual term.

Fair Value of Common Stock.    Historically, the fair value of the shares of common stock underlying the stock options has been the responsibility of and determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors determined the fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, sales prices of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

Forfeiture Rate.    The Company reduces employee share-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant based on historical experience, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Through December 31, 2014, actual forfeitures have not been material.

Stock-Based Awards to Employees

The following table sets forth weighted-average assumptions used to estimate the fair value of options granted to employees:

	Year Ended December 31,
	2013	2014
Expected life	10.0 years	6.5 – 10.0 years
Expected volatility	54.0%	49.6%
Expected dividend yield	0.0%	0.0%
Risk-free rate	0.4% – 0.8%	0.3% – 2.0%

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Stock-Based Awards to Non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of non-employee stock options are calculated at each reporting date, using the Black-Scholes option-pricing model, until the award vests or there is a substantial disincentive for the non-employee not to perform the required services.

The following table sets forth the required inputs to determine the fair values for the non-employee stock options:

	Year Ended December 31,
	2013	2014
Expected life	10.0 years	10.0 years
Expected volatility	54.0%	49.6%
Expected dividend yield	0.0%	0.0%
Risk-free rate	0.4% – 0.8%	2.3%

10.	INCOME TAXES

The components of income tax expense for the years ended December 31, 2013 and 2014 are as follows:

	Year Ended December 31,
	2013	2014
Current
Federal	$—	$31,790
State	2,763	18,497
Deferred
Federal	(1,335,786)	(311,643)
State	167,903	(116,337)
Valuation allowance	1,167,883	427,980

Income tax expense	$2,763	$50,287

The Company operates in only one federal jurisdiction, the United States. The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2013	2014
Federal statutory tax benefit	34%	34%
State income tax benefit, net of federal benefit	6%	5%
Permanent differences	(9)%	(34)%
Effect of tax rate change	(7)%	—
Valuation allowance	(22)%	(15)%
Other	(2)%	8%

Income tax (expense)	—	(2)%

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

As of December 31, 2013 and 2014, the components of deferred tax assets and liabilities were as follows:

	2013	2014
Deferred rent	$6,263	$5,944
Deferred revenue	56,218	122,224
Accruals	229,223	464,211
Allowance	28,892	3,981
Inventory	351,986	616,018
Net losses carried forward	7,012,540	6,647,092
Tax credits	763,950	956,700
Stock-based compensation	25,891	13,696
Charitable contributions	21,221	80,940

Total deferred tax assets	$8,496,184	$8,910,806
Less valuation allowance	(8,418,705)	(8,832,607)

	$77,479	$78,199
Property and equipment	(77,479)	(78,199)

Net deferred tax asset (liability)	$—	$—

The Company has concluded that it is more likely than not that the benefits of losses to date which result in deferred tax assets will not be realized and has provided a full valuation allowance against the net deferred tax assets. As such, there is no income tax benefit recorded in the accompanying consolidated statements of operations for all periods presented. The valuation allowance increased by approximately $413,902 during the year ended December 31, 2014 due to the increase in deferred tax assets (primarily due to the net operating loss carryforwards and capitalization of certain expenses for tax purposes).

The tax laws of the United States contain provisions (Section 382 limitations) that limit the annual utilization of net operating loss and credit carryforwards upon the occurrence of certain events including a significant change in ownership interest. Generally, such limitations arise when the ownership of certain shareholders change by more than 50 percentage points over a three-year period. The Company has not completed a study to determine the extent of the limitations, if any. Until a study is completed, the extent of the limitations will not be determined.

As of December 31, 2013 and 2014, the Company had federal net operating loss carryforwards of approximately $17.9 million and $17.0 million, respectively, available to offset future federal taxable income that begin to expire in 2027 and California net operating loss carryforwards of approximately $16.0 million and $15.0 million, respectively, available to offset future taxable income that begin to expire in 2026. As of December 31, 2014, the Company also had federal and California research and development tax credit carryforwards of $0.5 million and $0.3 million, respectively.

Due to the Company’s net operating loss carryforwards, its federal and state income tax returns are open to examination by the Internal Revenue Service and state jurisdictions for all years since inception.

In September 2013, the U.S. Treasury Department released final income tax regulations on the deduction and capitalization of expenditures related to tangible property. These final regulations apply to tax years beginning on or after January 1, 2014, and may be adopted in earlier years. The Company did not early adopt the tax treatment of expenditures to improve tangible property and the capitalization of inherently facilitative costs to acquire tangible property as of January 1, 2013, but adopted this tax treatment as of January 1, 2014. Management determined that the impact of these changes were not material to the Company’s financial position, its results of operations and its footnote disclosures.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2013	2014
Balance at beginning of year	$417	$561
Additions based on tax positions related to the current year	144	144

Balance at end of year	$561	$705

The Company does not anticipate any significant changes in the amount of unrecognized tax benefits over the next twelve months. Due to the full valuation allowance on our net deferred tax asset balance, there are no unrecognized tax benefits that would impact the effective tax rate if recognized. As of December 31, 2013 and 2014, the Company has not identified any associated interest and penalties.

11.	RELATED PARTY TRANSACTIONS

The Company paid $72,000 in management fees during 2013 and 2014 and $35,445 and $37,289 in expense reimbursements to a board member and stockholder during 2013 and 2014, respectively.

During 2013 and 2014, the Company paid $24,487 and $24,570, respectively, for administrative, consulting and financing services to MedFocus Management Company (“MedFocus”), a company related via common ownership.

The following table sets forth the amounts due to related parties reflected in the accompanying balance sheets at December 31:

	2013	2014
Amounts due to related parties included in Accounts Payable
Consulting services to MedFocus	$2,000	$2,000
Consulting services to holders of stock options	$75,775	$39,375

12.	COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company leases manufacturing and testing equipment qualifying as capital leases. The following is a schedule of future minimum annual lease payments under capital leases together with the present value of the net minimum annual lease payments as of December 31, 2014:

For the year ending December 31,

2015	$24,783
2016	23,083
2017	23,083
2018	2,902

Total minimum lease payments	73,851
Less amounts representing interest	(16,889)

Present value of net minimum lease payments	56,962
Current portion	18,090

Long-term portion	$38,872

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Operating Leases

The Company leases office and manufacturing space in Irvine, California under a non-cancellable operating lease, which expires on July 31, 2016. As of February 2015, the Company leases office and manufacturing space in Aliso Viejo, California under a non-cancellable operating lease which expires in 2020. In conjunction with the lease, the Company has provided a $1,500,000 letter of credit to secure tenant improvements.

Future minimum annual lease payments are as follows:

2015	$515,833
2016	1,616,065
2017	1,585,394
2018	1,642,355
2019	1,699,315
Thereafter	1,314,833

Total	$8,373,795

Rent expense was $114,863 and $136,187 for the years ended December 31, 2013 and 2014, respectively.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising from the normal course of its business. Management is currently not aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

13.	NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Year Ended December 31,
	2013	2014
Net loss	$(5,318,359)	$(3,189,385)
Accretion of redeemable preferred stock to redemption value	(2,686,409)	(2,824,878)

Net loss attributable to ordinary stockholders—basic and diluted	$(8,004,768)	$(6,014,263)

Weighted-average number of shares—basic and diluted	5,512,023	6,759,622

Net loss per share attributable to common stockholders—basic and diluted	$(1.45)	$(.89)

Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following equity shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (shares for the redeemable convertible

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

preferred stock and redeemable convertible preferred stock warrants were determined based on the applicable conversion ratio):

	Year Ended December 31,
	2013	2014
Redeemable convertible preferred stock	59,894,141	65,788,104
Redeemable convertible preferred stock warrants	14,307,163	8,250,974
Stock options	7,797,387	7,175,255

	81,998,691	81,214,333

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the redeemable convertible preferred stock which will automatically be converted into common stock upon the closing of a qualified initial public offering using the as-if converted method into common shares as though the conversion had occurred as of January 1, 2014 or the original date of issuance, if later. The following table summarizes the Company’s unaudited pro forma net loss per share:

Year Ended December 31, 2014
Numerator
Net loss attributable to common stockholders	$(6,014,263)
Addbacks
Proforma adjustments to reverse the fair value adjustment of redeemable convertible preferred stock warrants	2,401,838
Accretion of redeemable convertible preferred stock to redeemable value	2,824,878

Proforma net loss	$(787,547)

Denominator
Weighted-average shares of common stock outstanding	6,759,622
Proforma adjustments to reflect assumed conversion of redeemable convertible preferred stock	61,347,444

Pro forma weighted-average shares of common stock—basic and diluted	68,107,066

Proforma net loss per share—basic and diluted	$(0.01)

14.	SUBSEQUENT EVENTS

For the consolidated financial statements as of and for the year ended December 31, 2014, the Company has evaluated subsequent events through August 6, 2015, which is the date the financial statements were available to be issued.

On June 12, 2015, the Company entered into credit and security agreements (the “Credit Agreements”), with MidCap Financial Trust (“MidCap”), pursuant to which MidCap has provided the Company with (1) a revolving credit facility and letters of credit in a maximum principal amount at any time outstanding of up to $5.0 million, and subject to increase pursuant to and in accordance with the terms and conditions of such Credit Agreement by an additional $5.0 million, for a total of up to $10.0 million in revolving availability and (2) a term loan credit facility in a maximum principal amount of up

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

$5.0 million, and subject to increase pursuant to and in accordance with the terms and conditions of such Credit Agreement, including net revenue exceeding $32.0 million for the year ending December 31, 2015, by an additional $10.0 million, for a total of up to $15.0 million in term loans. The first term loan was funded in June 2015 in the aggregate principal amount of $5.0 million, of which approximately $3.3 million was used to pay off the Company’s prior debt facility with Silicon Valley Bank. As part of the Credit Agreements, the redemption date of the Company’s preferred stock is 2020.

In June 2015, the Company entered into a note subscription agreement with certain new and existing investors pursuant to which it sold an aggregate of $10.0 million of convertible notes (the “2015 Notes”). The unpaid principal amount of the 2015 Notes accrues interest at the rate of 6% per annum, compounded annually. The conversion price of the 2015 Notes is calculated by multiplying the initial public offering price by 0.75.

ELLIPSE TECHNOLOGIES, INC.

Balance Sheets

As of December 31, 2014 and September 30, 2015 (Unaudited)

	December 31, 2014	September 30, 2015	Pro forma September 30, 2015
Assets
Current assets
Cash and cash equivalents	$4,926,172	$11,417,576
Accounts receivable, net	4,449,749	7,597,099
Inventories	2,358,921	7,086,050
Prepaid expenses and other current assets	427,346	704,997

Total current assets	12,162,188	26,805,722

Property and equipment, net	391,962	3,244,087
Restricted cash	200,000	1,700,000
Other assets	1,160,997	5,373,713

Total assets	$13,915,147	$37,123,522

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Revolving line of credit	$259,526	$—
Accounts payable	822,906	2,305,345
Accrued compensation and related benefits	1,773,033	2,352,023
Accrued expenses	1,743,576	5,688,315
Deferred revenue, current portion	190,628	257,749
Long-term debt and capital lease current portion	18,090	28,364

Total current liabilities	4,807,759	10,631,796

Long-term debt and capital lease net of current portion	1,713,872	12,677,986		$5,070,839
Other non-current liabilities	116,368	2,213,800
Convertible note derivative	—	1,882,628		—
Redeemable convertible preferred stock warrant	2,783,978	5,647,525		—

Total liabilities	$9,421,977	33,053,735
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock
par value $0.001 issuable in Series A, B and C; 74,201,339 and 85,580,757 shares authorized as of December 31, 2014 and September 30, 2015 (unaudited); 65,788,104 and 70,670,327 shares issued and outstanding with aggregate liquidation preference of $44,101,267 and $47,470,003 as of December 31, 2014 and September 30, 2015 (unaudited); no shares issued and outstanding as of September 30, 2015, pro forma (unaudited)	37,160,570	45,861,458		—
Stockholders’ deficit
Common Stock, $0.001 par value; 110,000,000 shares authorized; 8,157,784 and 9,041,550 shares issued and outstanding at December 31, 2014 and September 30, 2015 (unaudited); shares issued and outstanding as of September 30, 2015, pro forma (unaudited)	$8,158	$9,043	$
Additional paid-in capital	—	—
Accumulated deficit	(32,675,558)	(41,800,714)

Total stockholders’ (deficit) equity	(32,667,400)	(41,791,671)	$

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$13,915,147	$37,123,522

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Statements of Operations

For the Nine Months Ended September 30, 2014 and 2015

(Unaudited)

	Nine Months Ended September 30,
	2014	2015
Net revenue	$18,129,668		$32,648,827
Cost of revenue	4,593,199		6,452,422

Gross profit	13,536,469		26,196,405

Operating expenses
Sales and marketing	7,997,822		14,162,061
Research and development	3,274,499		7,235,117
General and administrative	1,874,988		4,676,925

Total operating expenses	13,147,309		26,074,103

Income from operations	389,160		122,302

Other income and expenses
Interest expense, net	(141,508)		(627,712)
Fair value of redeemable convertible preferred stock warrants and convertible note derivative	(1,772,083)		(6,224,490)
Other expense, net	(73,603)		(357,596)

Loss before provision for income taxes	(1,598,034)		(7,087,496)
Income tax expense	(1,154)		(93,019)

Net loss	(1,599,188)		(7,180,515)
Accretion and dividends of redeemable convertible preferred stock to redemption value	(2,133,892)		(2,353,785)

Net loss attributable to common stockholders — basic and diluted	$(3,733,080)		$(9,534,300)

Net loss per share attributable to common stockholders — basic and diluted	$(0.59)		$(1.13)

Weighted-average number of shares — basic and diluted	6,367,311		8,468,113

Pro forma net loss attributable to common stockholders (unaudited):			$(627,288)

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic		$

Diluted		$

Shares used in computing pro forma net loss per share attributable to common stockholders (unaudited):
Basic

Diluted

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Statements of Cash Flows

For the Nine Months Ended September 30, 2014 and 2015

(Unaudited)

	Nine Months Ended September 30,
	2014	2015
Cash flows from operating activities
Net loss	$(1,599,188)	$(7,180,515)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	507,842	694,122
Bad debt expense	—	108,340
Amortization of debt issuance costs	39,936	98,765
Accretion of discount on subordinated convertible note	—	152,978
Non-cash interest expense	—	175,759
Stock-based compensation expense	36,867	341,001
Loss on extinguishment of debt	—	102,053
Effect of exchange rate changes on accounts receivable	(31,910)	109,274
Non-cash rent expense	—	787,167
Change in fair value of redeemable convertible preferred stock warrants	1,772,083	7,063,452
Change in fair value of subordinated convertible note derivative	—	(838,962)
Changes in operating assets and liabilities:
Accounts receivable	(2,620,212)	(3,364,964)
Inventory	157,184	(4,727,129)
Prepaid expenses	46,779	(445,045)
Accounts payable	(979,654)	391,978
Accrued compensation and related benefits	587,869	578,990
Accrued expenses	88,790	3,243,346
Deferred rent	—	1,463,324
Deferred revenue	117,044	248,461

Net cash used in operating activities	(1,876,570)	(997,605)

Cash flows from investing activities
Purchases of property and equipment	(91,295)	(3,008,299)
Purchases of field equipment	(691,234)	(1,327,563)
Purchase of software for internal use	—	(767,434)
Restricted cash	—	(1,500,000)

Net cash used in investing activities	(782,529)	(6,603,296)

Cash flows from financing activities
Proceeds from revolving credit line	471,721	—
Payments on revolving credit line	(35,810)	(259,526)
Proceeds from term loan	1,500,000	5,000,000
Repayments of term loan	(75,000)	(1,675,000)
Proceeds from subordinated convertible notes	—	10,000,000
Deferred offering costs	—	(370,063)
Proceeds from option exercises	100,079	69,013
Proceeds from warrant exercises	267,708	2,147,197
Debt issuance cost	(67,086)	(801,353)
Repayments of capital lease obligations	(21,190)	(17,963)

Net cash provided by financing activities	2,140,422	14,092,305

Net (decrease) increase in cash and cash equivalents	(518,677)	6,491,404
Cash and cash equivalents, beginning of the period	5,358,381	4,926,172

Cash and cash equivalents, end of the period	$4,839,704	$11,417,576

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$93,411	$205,570

Cash paid during the period for income taxes	$1,175	$19,438

Supplemental disclosures of non-cash investing and financing activities
Accrued purchases of property and equipment included in accounts payable and accrued expenses	$—	$19,883

Property and equipment acquired through capital leases	$—	$60,204

Deferred offering costs included in accounts payable and accrued expenses	$—	$1,477,338

Accretion and dividends of redeemable convertible preferred stock	$2,133,892	$2,353,785

Issuance of preferred stock upon exercise of warrants	$—	$4,199,905

See accompanying notes to financial statements

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements

(Unaudited)

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ellipse Technologies, Inc. (“the Company”) is a medical technology company focused on developing and marketing a new generation of magnetically adjustable implant systems based on its MAGnetic External Control (“MAGEC”) technology platform. Its novel and proprietary implants are adjustable at the time of implantation and non-invasively over the course of treatment to accommodate the changing clinical needs of patients as they heal, grow or age.

The Company generates revenue primarily through sales of its two highly differentiated product families: MAGEC-EOS and PRECICE LLD. Both products incorporate the Company’s MAGEC technology. The Company’s MAGEC-EOS system was developed to treat children suffering from early onset scoliosis and received CE mark and FDA 510(k) clearance in 2009 and 2014, respectively. The Company’s PRECICE LLD system was developed to treat limb length discrepancies and received CE mark and FDA 510(k) clearance in 2010 and 2011, respectively. In addition, the Company’s robust pipeline of new products includes applications for orthopedic trauma, knee osteoarthritis and degenerative spine disease.

The Company sells its products through a global hybrid sales organization comprised of direct sales managers who call on hospital accounts and recruit, develop and train independent sales agencies and consignment distributors. The Company also sells to stocking distributors in certain international markets.

Basis of Presentation

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and with the rules of the Securities and Exchange Commission.

The accompanying interim financial data as of September 30, 2015 and for the nine months ended September 30, 2014 and 2015 and the related interim information contained within the notes to the financial statements is unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the unaudited interim financial statements contain all adjustments which are necessary to present fairly the Company’s financial position as of September 30, 2015 and the results of its operations and cash flows for the nine months ended September 30, 2014 and 2015. Such adjustments are of a normal and recurring nature. The results for the nine months ended September 30, 2015, are not necessarily indicative of the results for the year ending December 31, 2015, or for any future period.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to SEC rules and regulations relating to interim financial statements.

The accompanying interim financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet information as of September 30, 2015 reflects the automatic conversion of 70,670,327 shares outstanding of Series A-1, A-2, B, B-1 and C redeemable convertible

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Preferred Stock into shares of common stock on a 1:1 basis prior to the completion of our initial public offering. In addition, the pro forma stockholders’ equity assumes the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital upon a qualified initial public offering of the Company’s common stock, assuming the redeemable convertible preferred stock warrants automatically become common stock warrants that are classified as equity and are not subject to remeasurement. For purposes of pro forma basic and diluted loss per share attributable to common stockholders, all shares of redeemable convertible preferred stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding. Accordingly, the pro forma basic and diluted loss per share attributable to common stockholders do not include the effects of the accretion and dividends of redeemable convertible preferred stock to redemption value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Changes in facts or circumstances may cause the Company to change its assumptions and estimates in future periods, and it is possible that actual results could differ from current or future estimates.

Segment Information

Operating segments are defined as components of an enterprise (business activity from which it earns revenue and incurs expenses) about which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

Cash and Cash Equivalents

The Company maintains certain interest bearing cash balances at banks which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2014 and September 30, 2015, and throughout the year ended December 31, 2014 and the nine months ended September 30, 2015, the Company’s cash balances exceeded the FDIC insured amount. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Restricted Cash

The Company maintains $1,700,000 of restricted cash, comprised of $200,000 to secure its corporate credit cards and $1,500,000 to secure a letter of credit to guarantee future obligations under a lease agreement.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Software for Internal Use

The Company capitalizes certain costs incurred to purchase computer software for internal use. These costs include purchased software packages, payments to vendors and consultants for the development, implementation or modification of purchased software packages for Company use, and software costs that allow for access or conversion of old data by new internal-use software. Capitalized computer software costs are included within other assets on the Company’s balance sheets and amortized over the estimated useful life of the computer software, which is generally between three to seven years.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the initial public offering, are capitalized. The deferred offering costs will be offset against our planned initial public offering proceeds upon the closing of the offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within loss from operations. There were $0 and $1,847,401 of deferred offering costs capitalized as of December 31, 2014 and September 30, 2015, respectively, in other assets on the balance sheet.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their expected undiscounted future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset.

Derivative Financial Instrument

The Company entered into a convertible debt agreement that includes a change in control premium that is a derivative financial instrument. The fair value of the derivative has been measured at inception and recorded as a non-current liability on the balance sheet. This derivative financial instrument is re-measured and marked-to-market at the end of each reporting period, and changes in fair value from period to period are recognized within other income and expense on the statements of operations.

Redeemable Convertible Preferred Stock Warrants

The Company accounts for warrants to purchase redeemable convertible preferred stock as liabilities. The warrants are recorded at fair value, estimated using an option-pricing model, and marked to fair value at each balance sheet date with changes in the fair value of the liability recorded in other income and expenses in the statements of operations.

Redeemable Convertible Preferred Stock

The Company classifies redeemable convertible preferred stock that is redeemable at the option of the holder outside of permanent equity. The carrying value of the redeemable convertible preferred stock is being increased by periodic accretion to its redemption value and accumulated dividends. In the absence of retained earnings, these accretion charges are recorded against additional paid-in capital, if any, and then to accumulated deficit.

Net Revenue

The Company sells its products to medical facilities and hospitals. In certain international markets, the Company sells its products through independent stocking distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured, which is when the product is implanted in a patient, or in the case of stocking distributors, when shipped. Our stocking distributor agreements do not allow for stock rotation, price protection or any other form of return privileges. Stocking distributors establish their own customer base, have discretion to set their pricing, retain inventory risk, and maintain their own field assets and external remote controller (“ERC”) assets to fulfill physician’s and patient’s needs. Sales to consignment distributors are recognized upon implant, when title transfers and collectability are reasonably assured. The Company retains title and risk for all inventory held by consignment distributors.

The Company sells its PRECICE LLD system bundled with the exclusive right to use an ERC that is uniquely serialized and individually distributed to lengthen the PRECICE LLD nail continuously over the two to three-month distraction period. The Company sells the components of its MAGEC-EOS system (i.e. MAGEC-EOS rods and ERC service) on both a standalone basis, to its stocking distributors, or as a bundle wherein the Company provides customers with the right to use the Company’s pool of available ERC’s to periodically lengthen the MAGEC-EOS rods at the orthopedic surgeon’s office over the four to five-year distraction period. These revenue transactions are considered to be multiple element arrangements. Revenue is recognized for each unit of accounting individually. The Company allocates revenue in multiple element arrangements to each unit of accounting using the relative selling price method. Selling prices used during the allocation process are based on: vendor specific objective evidence (“VSOE”) of fair value if available, third-party evidence if VSOE of fair value is not available, or estimated selling price if neither VSOE of fair value or third-party evidence is available.

Revenue associated with equipment leases is determined using the relative fair value method and represents less than 5% of total revenue. These rights to use specified asset arrangements are classified as operating leases. The Company estimates the fair value of a leased product based upon transacted cash sales prices of the same or similar products to similar classes of customers during the preceding twelve-month period to determine the normal selling price of the product, which is then allocated to the lease based upon the number of customers expected to use the product over its useful life. The Company recognizes revenue under operating leases over the estimated period of usage, which is generally two to three months.

The revenue associated with the right to use the Company’s pool of assets is calculated in the same manner as the equipment leases, and is recognized on a straight-line basis over the estimated life of the service, which is approximately four to five years. Service revenue represents less than 2% of total revenue.

Cost of Revenue

Cost of revenue consists of product costs, fulfillment costs, manufacturing equipment depreciation, medical device excise tax, warehousing costs, excess and obsolete inventory write-downs, depreciation of field assets, and certain allocated costs related to management, facilities, and personnel-related expenses and other expenses associated with supply chain logistics.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of revenue. Shipping and handling costs incurred during the nine months ended September 30, 2014 and 2015 were $448,489 and $685,830, respectively.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Total costs incurred during the nine months ended September 30, 2014 and 2015 were $61,914 and $137,222, respectively.

Stock-Based Compensation

The Company’s employee share-based awards result in a cost that is measured at fair value on an award’s grant date, based on the estimated number of awards that are expected to vest. Stock-based compensation is recognized on a straight-line basis over the award’s vesting period. The Company estimates the fair value of stock options using a Black-Scholes option pricing model. Transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. Stock-based compensation costs are reflected in the accompanying statements of operations based upon the underlying employees’ roles within the Company.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares that were outstanding for the period, without consideration for potential common shares. Because the holders of the Company’s redeemable convertible preferred stock are entitled to participate in dividends and earnings of the Company when dividends are paid on common stock, the Company applies the two-class method in calculating its earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the holders of redeemable convertible preferred stock are not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted-average number of dilutive potential common shares outstanding for the period determined using the treasury-stock method or the as-converted method. Potentially dilutive shares are comprised of redeemable convertible preferred stock, redeemable convertible preferred stock warrants, and options outstanding under our stock plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss and potentially dilutive shares being anti-dilutive.

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the redeemable convertible preferred stock and subordinated convertible debt notes which will automatically be converted into common stock upon the closing of a qualified initial public offering using the as-if converted method into common shares as though the conversion had occurred as of January 1, 2014 or the original date of issuance, if later. Accordingly, the pro forma basic and diluted loss per share attributable to common stockholders do not include the effects of the accretion of redeemable convertible preferred stock to redemption value and accretion of the discount on the subordinated convertible note.

2.	FAIR VALUE MEASUREMENTS

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Assets and liabilities recorded at fair value in the financial statements are categorized

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•

Level 2 inputs are observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximated their fair values due to the short period of time to maturity or repayment. The carrying values of the Company’s revolving credit line, subordinated convertible note and term loans approximate their fair values for the nine months ended September 30, 2015 as the interest rates are based on floating index rates or recent transactions which approximate current market rates currently available to the Company and other assumptions have not changed significantly.

The fair value of the redeemable convertible preferred stock warrants is based on unobservable inputs. Such instruments are generally classified within Level 3 of the fair value hierarchy. The Company estimated the fair value of the warrants using a probability-weighted expected return model (“PWERM”) incorporating assumptions that market participants would use in their estimates of fair value. Some of these assumptions include estimates for exit multiples, timing, type and probability of exits, interest rates, expected dividends, and the fair value of the underlying preferred stock. The estimated fair value of the underlying preferred stock is also determined using the PWERM. The change in fair value was $1,772,083 and $7,063,452 at September 30, 2014 and 2015, respectively.

The fair value measurement of the convertible debt derivative was determined through the use of a PWERM which considers the timing and cash flows related to each potential conversion scenario and applies a percentage likelihood of occurrence in order to develop an estimated fair value for the instrument as a whole. This valuation methodology is based on unobservable estimates and judgments, and therefore is classified as a Level 3 fair value measurement.

The following table sets forth the Company’s quantitative information for the significant inputs used in valuing the warrants and the convertible note derivative as of September 30, 2015:

September 30, 2015
Input
Time to liquidity (range in years)	0.5 - 2.3
Expected Volatility	54%
Risk Free Interest Rate	0.58%
Allocation Method	PWERM

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2014 by level within the fair value hierarchy:

	Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$2,783,978	$2,783,978

Total	$—	$—	$2,783,978	$2,783,978

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at September 30, 2015 by level within the fair value hierarchy:

	Liabilities at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible note derivative	$—	$—	$1,882,628	$1,882,628
Redeemable convertible preferred stock warrant liability	—	—	5,647,525	5,647,525

Total	$—	$—	$7,530,153	$7,530,153

The table below represents the convertible note derivative instrument activity during the nine months ended September 30, 2015:

Balance as of December 31, 2014	$—
Initial valuation on date of issuance	2,721,590
Revaluation	(838,962)

Balance as of September 30, 2015	$1,882,628

The table below represents the warrant liability activity during the nine months ended:

	September 30,
	2014	2015
Warrant liability balance at beginning of period	$2,737,197	$2,783,978
Exercise of warrants	—	(4,199,905)
Change in fair value	1,772,083	7,063,452

Warrant liability balance at end of period	$4,509,280	$5,647,525

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

3.	INVENTORIES

Inventories consist of the following at December 31, 2014 and September 30, 2015:

	December 31, 2014	September 30, 2015
Raw materials	$734,157	$1,377,751
Work-in-progress	141,540	891,651
Finished goods	1,483,224	4,816,648

	$2,358,921	$7,086,050

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2014	September 30, 2015
Machinery and equipment	$256,822	$590,998
Computer equipment	388,731	617,381
Furniture and fixtures	110,476	778,877
Leasehold improvements	123,659	1,826,021
Tooling	72,839	72,839

	952,527	3,886,116
Less accumulated depreciation	(560,565)	(757,060)

	391,962	3,129,056
Construction in progress	—	115,031

	$391,962	$3,244,087

Depreciation expense for the nine months ended September 30, 2014 and 2015, was $124,508 and $271,181, respectively.

The Company has acquired equipment under capital leases. This equipment has a gross value of $189,243 and accumulated depreciation of $83,371 as of September 30, 2015. This equipment is included in property and equipment and related depreciation is included in depreciation expense.

5.	OTHER ASSETS

Other assets consist of the following at December 31, 2014:

	Cost	Accumulated Depreciation & Amortization	Net
Field assets	$1,860,296	$(765,342)	$1,094,954
Intangible assets	208,002	(187,500)	20,502
Debt issuance costs	118,249	(72,708)	45,541

Other assets	$2,186,547	$(1,025,550)	$1,160,997

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Other assets consist of the following at September 30, 2015:

	Cost	Accumulated Depreciation & Amortization	Net
Field assets	$3,187,859	$(1,128,607)	$2,059,252
Intangible assets	787,936	(134,362)	653,574
Debt issuance costs	714,458	(68,382)	646,076
Deposits	167,410	—	167,410
Deferred offering costs	1,847,401	—	1,847,401

Other assets	$6,705,064	$(1,331,351)	$5,373,713

Field assets consist of external remote control devices and other instruments and accessories owned by the Company and currently being used by providers to serve patients. Field assets are deemed to have an estimated useful life of four years.

Intangible assets consist of purchased software for internal use and intellectual property (provisional patents and patent applications). Amortization expense for the nine months ended September 30, 2014 and 2015 was $10,700 and $59,676, respectively.

Debt issuance costs represent direct costs associated with the Company’s line of credit and term loans. Such amounts are amortized to interest expense using the effective interest rate method on term loans and the straight-line method for revolving line of credit.

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the initial public offering, are capitalized. The deferred offering costs will be offset against our planned initial public offering proceeds upon the closing of the offering.

6.	ACCRUED EXPENSES

Accrued compensation and related benefits are summarized as follows:

	December 31, 2014	September 30, 2015
Payroll, bonus and other compensation	$1,459,537	$1,837,296
Vacation	313,496	514,727

Accrued compensation and related benefits	$1,773,033	$2,352,023

Accrued expenses are summarized as follows:

	December 31, 2014	September 30, 2015
Accrued operating expenses	$1,148,621	$3,961,147
Accrued royalties and commissions	428,896	775,373
Tenant improvements payable	—	187,461
Other accrued expenses	166,059	764,334

Accrued expenses	$1,743,576	$5,688,315

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

In the third quarter of 2015, the Company completed the relocation of its manufacturing and corporate headquarters to a new facility in Aliso Viejo, California. The Company ceased use of the former facility located in Irvine, California during the third quarter of 2015, but is still subject to a lease expiring on July 31, 2016. As a result, a liability of $95,320 was recorded for the fair value of the estimated future costs of the former facility for which the Company will not receive any future benefit, net of estimated sublease income. The liability is included in Accrued expenses and recorded to Other expense, net for the nine months ended September 30, 2015.

7.	REVOLVING LINE OF CREDIT AND TERM LOANS

Long-Term Debt consists of:

	December 31, 2014	September 30, 2015
$5,000,000 Term Loan, interest at Libor plus 7.5% (8.0% at September 30, 2015), payable monthly, interest only for the first 12 months, subject to an additional optional 12 month interest only payment, expiring October 1, 2019	—	$5,000,000
$5,000,000 Revolving Credit Agreement, expiring October 1, 2019 interest at LIBOR plus 5.0% (5.5% at September 30, 2015)	—	—
$10,000,000 Subordinated Convertible Notes, including interest at 6% compounded daily, net of unamortized discount on note, due January 1, 2020	—	7,607,147
$2,000,000 Secured Revolving Credit Agreement, interest at Prime Rate plus 0.75% (4.0% at December 31, 2014), due February 2016.	$259,526	—
$300,000 Term Loan, interest at Prime Rate plus 2.0% (5.25% at December 31, 2014), payable over 36 months, expires September 2016.	175,000	—
$3,000,000 Term Loan, interest at Prime Rate plus 1.5% (4.75% at December 31, 2014), payable monthly, interest only for the first 12 months, expires September 2017.	1,500,000	—

Total debt	1,934,526	12,607,147
Less: current maturities	(259,526)	—

Long-term debt, net of current maturities	$1,675,000	$12,607,147

In June 2015, the Company entered into a new credit agreement (the “New Loan Facility”) with a financial institution. The New Loan Facility provides for (1) a $5.0 million revolving loan, subject to increase in accordance with the terms of the New Loan Facility by an additional $5.0 million for a total of up to $10.0 million in revolving loans and (2) a $5.0 million term loan, subject to increase pursuant to the terms of the New Loan Facility by an additional $10.0 million for a total of up to $15.0 million in term loans. The first term loan was funded in June 2015 in the aggregate principal amount of $5.0 million, of which approximately $3.3 million was used to pay off our prior debt facility. The additional $10.0 million term loan will be available to us on January 1, 2016 if we achieve $32.0 million in net revenue during the year ending December 31, 2015. The Company used the net proceeds from the New Term Loan Facility to repay the indebtedness under the previous loan facility. The New Loan Facility is secured by the assets of the Company, excluding intellectual property, which is subject to a

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

negative pledge, and may become due and payable upon the Company receiving proceeds from a debt or equity financing transaction. The transaction noted above was determined to be an extinguishment of the existing debt and an issuance of new debt. As a result, the Company recorded a loss on the extinguishment of debt in the amount of $102,053 in the line item “Other income (expense), net” in its Statements of Operations. In conjunction with the issuance of the New Loan Facility, the Company paid $696,333 of legal, consulting and origination fees. These costs were deferred and recorded in the line item “Other assets” in the Company’s Balance Sheets and are amortized through the line item “Interest Expense” in the Company’s Statements of Operations over the life of the New Loan Facility using the effective interest method.

The Company is obligated to make monthly interest-only payments on any term loans borrowed under the term loan facility until April 30, 2017 and, thereafter, to pay consecutive, equal monthly installments of principal and interest from May 1, 2017 through October 1, 2019. The interest-only period will be extended until April 30, 2018 if we achieve $42.0 million in revenue, calculated in accordance with GAAP, for the twelve-month period ending March 31, 2017.

The Company is required to pay a collateral fee in an amount equal to the product obtained by multiplying (i) the greater of the average end-of-day principal balance of the revolving credit agreement outstanding during the immediately preceding month, by (ii) eighty-four thousandths of one percent (0.084%) (equivalent to an annualized rate of 1.0% per annum) which is included in the line item “Interest Expense” in the Company’s Statements of Operations.

In June 2015, the Company issued a series of Subordinated Convertible Promissory Notes with an aggregate principal amount of $10.0 million (the “Notes”) to existing shareholders. The Notes bear compounding interest at a rate of 6%. Unless converted earlier, the outstanding principal balance and unpaid accrued interest on the Notes become fully due and payable on January 1, 2020.

The following table sets forth the aggregate principal amount of the Notes acquired by the following directors, executive officers or holders of more than 5% of our capital stock, or their affiliates, and the accrued and unpaid interest on such Notes as of September 30, 2015.

Participants	Principal Amount of Note	Accrued Interest as of September 30, 2015
5% or Greater Stockholders
Entities affiliated with HBM Healthcare Investments (Cayman) Ltd	$3,301,818	$58,032
Entities affiliated with HBM-MedFocus, LLC	277,044	4,869
Entities affiliated with Wexford Funds	1,896,129	33,326

Executive Officers and Directors
Michael R. Henson	569,972	10,017
John T. Kilcoyne	21,824	384
Nicholas J. Lembo	1,171,974	20,598

Other participants	2,761,239	48,533

	10,000,000	175,759

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Conversion of the Notes into the Company’s common or preferred stock occurs automatically on or before the maturity date if the Company either (i) completes an initial public offering or (ii) executes a round of private financing, subject to certain conditions. The value of the conversion will be equal to the principal plus any unpaid interest as of the conversion date, and the number of shares received will be calculated based on a note conversion price equal to (i) 75% of the IPO price or (ii) 80% of the price paid for the financing round. In the event of a Change of Control, as defined in the Notes prior to the repayment or conversion in full of these Notes, the Company is required to repay the Notes in cash equal to (i) 1.5 times the outstanding principal plus (ii) any accrued but unpaid interest on the Notes, at the consummation of such Change of Control. In the event that the noteholder does not elect to receive the cash payment, the outstanding principle balance and unpaid accrued interest on the Notes automatically converts into shares of Series C Preferred Stock at a conversion price equal to $0.92 per share.

The put feature related to the Change in Control represents an embedded derivative financial instrument which has been valued as a single compound derivative and is reflected as a non-current liability on the balance sheet. On the date of convertible note issuance, there was an effective discount of $2.7 million on the Notes.

The following table details the balances associated with the liability components of the Notes as of September 30, 2015:

Convertible promissory note (face value)	$10,000,000
Unamortized discount on note	(2,568,612)
Accrued interest	175,759

Notes payable	$7,607,147

As of September 30, 2015, future annual maturities of outstanding debt are as follows:

2016	$—
2017	1,333,333
2018	2,000,000
2019	1,666,667
2020	10,000,000

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company has authorized 74,201,339 shares of redeemable convertible preferred stock, of which 65,788,104 and 70,670,327 shares were issued and outstanding as of December 31, 2014 and September 30, 2015, respectively, designated in series, with the rights and preferences of each designated series to be determined by the Company’s Board of Directors.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Redeemable convertible preferred stock as of December 31, 2014 consisted of the following:

Series	Preferred Shares Authorized	Initial Year of Issuance	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value
A-1		2006	9,441,478	$0.90	$8,497,330
A-2		2006	3,060,241	0.60	1,836,145

Series A Total	12,542,625		12,501,719		10,333,475	$7,513,075

B		2009	12,386,902	0.45	5,574,106
B-1		2009	69,120	0.30	20,736

Series B Total	12,577,339		12,456,022		5,594,842	5,969,469

C		2011	40,830,363	0.69	28,172,950

Series C Total	49,081,375		40,830,363		28,172,950	23,678,026

Totals	74,201,339		65,788,104		$44,101,267	$37,160,570

Redeemable convertible preferred stock as of September 30, 2015 consisted of the following:

Series	Preferred Shares Authorized	Initial Year of Issuance	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value
A-1		2006	9,441,478	$0.90	$8,497,330
A-2		2006	3,060,241	0.60	1,836,145

Series A Total	12,501,719		12,501,719		10,333,475	$7,637,594

B		2009	12,386,902	0.45	5,574,106
B-1		2009	69,120	0.30	20,736

Series B Total	12,456,022		12,456,022		5,594,842	6,356,239

C		2011	45,712,586	$0.69	31,541,686

Series C Total	60,623,016		45,712,586		31,541,686	31,867,625

Totals	85,580,757		70,670,327		$47,470,003	$45,861,458

For the nine months ended September 30, 2014 and 2015, accretion and dividends of redeemable convertible preferred stock to redemption value was $2,133,892 and $2,353,785, respectively. The accretion for the nine months ended September 30, 2014 was recognized as a reduction to additional paid-in capital and the accretion for the nine months ended September 30, 2015 was split between additional paid-in capital of $409,137 and accumulated deficit of $1,944,648.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

9.	STOCK OPTIONS

The Ellipse Technologies, Inc. 2005 Stock Plan

The Ellipse Technologies, Inc. 2005 Stock Plan (the “Plan”) authorizes the sale of up to 15,400,000 shares of common stock to officers, employees, and consultants of the Company. Granted options typically vest over four years and expire ten years from the date of grant. In the case of an option issued to a 10% stockholder, the options typically vest over one year and expire five years from the date of grant. The exercise price of the stock is determined by the Board of Directors, but shall not be less than 100% of the estimated fair value on the date of grant.

The following table summarizes the stock option activity for the nine months ended September 30, 2015:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance, December 31, 2014	7,175,255	$0.06	7.7	$431,141
Granted	4,841,260	$0.61	9.7
Exercised	(883,766)	$0.08	6.2	$1,384,237
Cancelled	(42,405)	$0.10

Balance, September 30, 2015	11,090,344	$0.30	8.2	$15,012,937

Vested and expected to vest, September 30, 2015	10,658,520	$0.30	8.1	$14,480,791
Exercisable, September 30, 2015	3,893,033	$0.07	6.4	$6,143,678

The weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2014 and 2015 was $0.05 and $0.56 per share, respectively.

Stock-based compensation expense recognized for the nine months ended September 30, 2014 and 2015 was $36,867 and $341,001, respectively.

Unrecognized Stock-based Compensation

As of September 30, 2015, there was $2,416,603 and $313,639 of unrecognized compensation expense related to employee and non-employee options, respectively, which is expected to be recognized by the Company over the weighted-average vesting period of 2.3 years.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock-based awards on the date of grant. The determination of fair value using the Black-Scholes option-pricing model is affected by the estimated fair market value per share of the Company’s common stock as well as assumptions regarding a number of highly complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and expected option life and generally requires significant management judgment to determine.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Stock-Based Awards to Employees

The weighted-average assumptions used to estimate the fair value of options granted to employees were as follows:

	Nine Months Ended September 30,
	2014	2015
Expected life	10 years	6.3 – 6.5 years
Expected volatility	49.6%	49.6% – 54.0%
Expected dividends	0.0%	0.0%
Risk-free rate	0.3% – 0.6%	1.6% – 2.1%

Stock-Based Awards to Non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. It was concluded that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of non-employee stock options are calculated at each reporting date, using the Black-Scholes option-pricing model, until the award vests or there is a substantial disincentive for the non-employee not to perform the required services.

10.	COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company leases manufacturing and testing equipment qualifying as capital leases. The following is a schedule of future minimum annual lease payments under capital leases together with the present value of the net minimum annual lease payments:

For the year ending December 31,

2015 (remaining Three months)	$9,026
2016	37,732
2017	37,732
2018	19,032
2019	14,649
Thereafter	4,476

Total minimum lease payments	122,647
Less amounts representing interest	(23,444)

Present value of net minimum lease payments	99,203
Current portion	28,364

Long-term portion	$70,839

Operating Leases

The Company leases office and manufacturing space in Aliso Viejo and Irvine, California under non-cancellable operating leases, which expire in 2020 and July 31, 2016, respectively. Rent expense for the nine months ended September 30, 2014 and 2015 was $102,134 and $901,589, respectively.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising from the normal course of its business. Management is currently not aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

11.	NET LOSS PER SHARE AND UNAUDITED PRO FORMA NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Nine Months Ended September 30,
	2014	2015
Net loss	$(1,599,188)	$(7,180,515)
Accretion and dividends of redeemable preferred stock to redemption value	(2,133,892)	(2,353,785)

Net loss attributable to ordinary stockholders — basic and diluted	$(3,733,080)	$(9,534,300)

Weighted-average number of shares — basic and diluted	6,367,311	8,468,113

Net loss per share attributable to common stockholders — basic and diluted	$(0.59)	$(1.13)

Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following equity shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (shares for the redeemable convertible preferred stock and redeemable convertible preferred stock warrants were determined based on the applicable conversion ratio):

	Nine Months Ended September 30,
	2014	2015
Redeemable convertible preferred stock	59,894,141	70,670,327
Redeemable convertible preferred stock warrants	14,307,163	3,341,730
Stock options	7,081,105	11,090,344

	81,282,409	70,675,047

The subordinated convertible notes were excluded from the table above as the conversion price was not determinable.

ELLIPSE TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

(Unaudited)

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to (a) the conversion of the redeemable convertible preferred stock which will automatically be converted into common stock upon the closing of a qualified initial public offering using the as-if converted method into common shares and (b) the automatic conversion of the 2015 Notes into shares of common stock upon the closing of this offering, at the assumed initial public offering price of $         per share, the midpoint of the price range as though the conversions had occurred as of January 1, 2014 or the original date of issuance, if later. The following table summarizes the Company’s unaudited pro forma net loss per share:

	Nine Months Ended September 30, 2015
Numerator
Net loss attributable to common stockholders		$(9,534,300)
Addbacks
Fair value adjustment of redeemable convertible preferred stock warrants		7,063,452
Accretion and dividends of redeemable convertible preferred stock to redemption value		2,353,785
Fair value adjustment of subordinated convertible derivative		(838,962)
Accretion of discount on subordinated convertible note		152,978
Subordinated convertible note interest		175,759

Proforma net loss		$(627,288)

Denominator
Weighted-average shares of common stock outstanding		8,468,113
Proforma adjustments to reflect assumed conversion of redeemable convertible preferred stock and subordinated convertible notes

Pro forma weighted-average shares of common stock — basic
Effect of potentially dilutive securities
Stock options		5,482,213

Pro forma weighted-average shares of common stock — diluted

Proforma net loss per share — basic and diluted
Basic	$

Diluted	$

             Shares

ELLIPSE TECHNOLOGIES, INC.

Common Stock

PROSPECTUS

Piper Jaffray	William Blair

Canaccord Genuity

Oppenheimer & Co.

                     , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Item	Amount
Securities and Exchange Commission Registration Fee		$7,552.50
FINRA Filing Fee		*
The NASDAQ Global Market Listing Fee		*
Legal Fees and Expenses		*
Accountants’ Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar’s Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by us since July 2012. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of Convertible Promissory Notes

In June 2015, we issued and sold an aggregate of $10.0 million in principal amount of convertible promissory notes to new and existing investors.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of convertible preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Grants and Exercise of Stock Options

Since July 1, 2012, we granted stock options to purchase an aggregate of 6,195,303 shares of our common stock at a weighted-average exercise price of $0.07 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 801,820 shares of common stock have been exercised through July 8, 2015 for aggregate consideration of $38,062, at a weighted-average exercise price of $0.05 per share.

The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 30th day of October, 2015.

ELLIPSE TECHNOLOGIES, INC.

By:	/s/ EDMUND J. ROSCHAK
Edmund J. Roschak President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDMUND J. ROSCHAK Edmund J. Roschak	President, Chief Executive Officer and Director (Principal Executive Officer)	October 30, 2015

/s/ ROBERT KRIST Robert Krist	Chief Financial Officer (Principal Financial and Accounting Officer)	October 30, 2015

* Michael R. Henson	Chairman of the Board	October 30, 2015

* John T. Kilcoyne	Director	October 30, 2015

* Paul A. Mieyal, Ph.D.	Director	October 30, 2015

* Thomas Thaler, Ph.D.	Director	October 30, 2015

*By:	/s/ EDMUND J. ROSCHAK
Edmund J. Roschak Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1**	Fifth Amended and Restated Certificate of Incorporation, as currently in effect

3.2**	Bylaws of the Registrant, as currently in effect

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering

4.1*	Specimen stock certificate evidencing the shares of common stock

4.2**	Third Amended and Restated Investors’ Rights Agreement, dated June 20, 2011

4.3**	Form of Series C Preferred Stock Warrant

4.4**	Form of Bridge Warrant

5.1*	Opinion of Latham & Watkins LLP

10.1#*	Form of Director and Executive Officer Indemnification Agreement

10.2#**	2005 Stock Plan and forms of option agreements thereunder

10.3#*	2015 Incentive Award Plan and forms of option agreements thereunder

10.4#*	2015 Employee Stock Purchase Plan

10.5#*	Independent Director Compensation Policy

10.6**	Lease, by and between the Registrant and RREEF America REIT II Corp. FF, dated January 21, 2015

10.7#**	Offer Letter, by and between the Registrant and Edmund J. Roschak, dated October 4, 2010

10.8#**	Amendment to Offer Letter, by and between the Registrant and Edmund J. Roschak, dated May 5, 2015

10.9**	Credit and Security Agreement, by and between the Registrant and MidCap Financial Trust, dated as of June 12, 2015 (with respect to Term Credit Facility)

10.10**	Credit and Security Agreement, by and between the Registrant and MidCap Financial Trust, dated as of June 12, 2015 (with respect to Revolving Credit Facility)

10.11**	Note Subscription Agreement, by and between the Registrant and the persons and entities named on the Schedule of Lenders attached thereto, dated June 17, 2015

10.12#*	Offer Letter, by and between the Registrant and Jeff Rydin, dated July 13, 2015

10.13#*	Offer Letter, by and between the Registrant and Robert Krist, dated July 31, 2015

16.1**	Letter from Haskell & White LLP to the Securities and Exchange Commission, dated September 10, 2015

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Haskell & White LLP, independent registered public accounting firm

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.